The British Land Company PLC

82-

05009822

SEC Headquarters
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

6th July 2005

SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. 198 SECTION

Dear Sir/Madam

**British Land Level One ADR Programme**
**CUSIP: 110828100**

Please find enclosed for your information British Land's Report and Accounts for the year ended 31st March 2005 and 30th September 2004 and copies of all press releases up to the 31st March 2005.

Yours faithfully

**Rebecca Scudamore**
**Assistant Secretary**

Enc.

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Dlw 7/19

**The British Land Company PLC**

30 March 2005



Press Release

## FOUR MORE DEBENHAMS DEPARTMENT STORES FOR BRITISH LAND FROM ALLDERS

### Other Allders Initiatives

Debenhams Retail Plc has taken lease assignments of the former Allders department stores totalling 421,750 sq ft at British Land's Queensmere Shopping Centre, Slough, at The Peacocks Centre, Woking and at The Eastgate Centre, Basildon. The introduction of one of the UK's leading department store operators will enhance the retail offer at these Centres.

British Land has also purchased the freehold of the former Allders store in Clapham. The store totals 139,000 sq ft and is located in the heart of Clapham's main shopping area with frontage to Lavender Hill and St Johns Road. Simultaneously Debenhams has entered into a 30 year lease at an initial rent of £1.25 m pa on which Tim Roberts, Joint Head of Asset Management at British Land, comments: "In backing Debenhams' purchase of Clapham we have managed to secure a well located London department store with the benefit of guaranteed uplifts throughout a long lease, plus the potential for additional rental growth at review. We are also very pleased to welcome such a strong anchor retailer as Debenhams to three of our shopping centres."

Rob Templeman at Debenhams comments: "We are delighted to work again with British Land on expanding our store portfolio".

**Note to Editors:** The release refers to "Four More Debenhams Department Stores" because as announced on 14 February 2005, British Land has acquired 23 freehold and long leasehold Debenhams department stores for some £495m. Totalling 3.28m sq ft, the stores are located in prime locations throughout England including London (Oxford Street), Manchester, Cardiff and Chester.

### Other Allders initiatives agreed by British Land

Allders formerly occupied 32,000 sq ft at St James's Retail Park, Northampton and this lease has been assigned to BHS. Allders also formerly occupied 106,000 sq ft at Carr Lane, Hull and this lease has been assigned to Primark. British Land has taken advantage of a pre-emption clause in the Allders lease at Meadowhall Shopping Centre and bought back the lease from the Administrator, as demand from retailers for this accommodation is strong.

### Contacts

The British Land Company PLC:
John Weston Smith
Tel: 020 7467 2899
Fax: 020 7467 2992
Email: john.westonsmith@britishland.com

Finsbury:
Gordon Simpson
Tel: 020 7251 3801
Fax: 020 7251 4112
Email: gordon.simpson@finsbury.com

The British Land Company PLC

16 March 2005

## BRITISH LAND/ROSEMOUND JV LETS 750,000 SQ FT TO TESCO AT DIRFT, DAVENTRY

The British Land Company PLC and Rosemound Developments Limited joint venture has secured a major pre-let to Tesco at DIRFT, Daventry.

The British Land/Rosemound joint venture is to build a 750,000 sq ft (70,000 sq m) distribution warehouse, including 35,000 sq ft of offices, for Tesco Stores Limited which has taken a 15 year lease. Construction will start immediately and the building, with a clear height of 64 ft (19.5 metres) and 97 docking points, will be complete by November 2005 allowing it to be operational before Christmas.

This letting takes the total space pre-let on the JV's 74 acre freehold site at DIRFT to 1.05 million sq ft in the year since British Land/Rosemound acquired the site in March 2004.

David Keir, Managing Director of Rosemound, says, "We are delighted to announce this pre-let. We acquired DIRFT this time last year and on top of the Exel/Mothercare transaction for 300,000 sq ft in November 2004, this reinforces DIRFT as one of the country's top distribution locations."

Nigel Webb, Head of Developments at British Land, says, "We are very pleased to have secured a further pre-letting so soon after acquiring this site. This letting further reinforces DIRFT's status as one of the Country's leading distribution locations and is a further example of BL Rosemound's ability to secure major pre-lets."

M3 and Savills represented British Land/Rosemound. Lambert Smith Hampton represented Tesco Stores.

Contacts


**The British Land Company PLC:**

| | |
|---|---|
| John Weston Smith, Chief Operating Officer | Tel: 020 7467 2899 |
| Nigel Webb, Head of Developments | Tel: 020 7467 2860 |

**Finsbury:**

| | |
|---|---|
| Edward Orlebar | Tel: 020 7251 3801 |

The British Land Company PLC

Press Release

**2 March 2005**

**BROADGATE REFINANCING**

The British Land Company PLC ("British Land") has today completed the £2.1 billion refinancing of the Broadgate Estate.

As a result of this transaction, Broadgate Financing PLC, a ring fenced subsidiary of British Land, has issued £2.080 billion of bonds at an average interest rate of 5.05%. The weighted average maturity of the new bonds is 20 years.

After repayment of existing debt previously securitised on the Estate, the costs of closing out hedging arrangements and payment of transaction costs, the net additional amount of financing raised from the transaction is approximately £500 million. British Land's future interest charges will be reduced by approximately £13 million per year. Tighter pricing of the bonds has resulted in a £1 million greater annual interest saving compared with the indicative amount announced on 21 January 2005.

The transaction will result in British Land incurring an exceptional accounting charge against pre-tax profits in the second half of its financial year ending 31 March 2005 of some £180 million mainly due to the difference between the redemption value and book/nominal value of its existing Broadgate debt. After taxation, the impact on British Land's NNNAV, "triple net" asset value, that is broadly NAV less the FRS13 disclosure and less contingent capital gains, is a reduction of less than 3p per share. NAV will be reduced by 24p per share.

Commenting on the issue Nick Ritblat, a director of British Land, said:
"This major refinancing of the Broadgate Estate through the issue of over £2 billion of bonds has raised additional long term funding for British Land. The financing secures the entire Broadgate Estate in a single enlarged securitisation structure with improved prepayment provisions and sufficient flexibility to address British Land's current business needs.

"The transaction reduces British Land's interest charge going forward and extends the maturity of its borrowings whilst significantly improving the free asset ratio."

**Enquiries:**


**The British Land Company PLC**

| | |
|---|---|
| John Weston Smith | **Tel.: +44 20 7467 2899** |
| Nick Ritblat | **Tel.: +44 20 7467 2890** |
| Peter Clarke | **Tel.: +44 20 7467 2886** |



**Cont'd...**





10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

**Notes to editors:**
The Broadgate Estate is the premier City of London office estate. It comprises over 370,000 sq m (4.0 million sq ft) of office, retail and leisure accommodation on a 12 hectare (30 acre) site adjoining Liverpool Street station with mainline and underground rail connections. The assembly of the entire estate into British Land's ownership was completed by the acquisition in March 2003 of the virtual freehold interest at 1 Appold Street. Construction of 10 Exchange Square, adding a further 15,180 sq m (163,400 sq ft) to the Estate, was recently completed in May 2004. Broadgate Estates Limited, a wholly owned subsidiary of British Land, manages the estate and maintains the external and common areas. Approximately 30,000 employees are based at Broadgate, which forms a distinctive environment for some of the world's largest corporations and leading professional practices, including ABN AMRO, Allianz Dresdner, Ashurst Morris Crisp, Barclays Bank, Baring Investment Services, Deutsche Bank, European Bank for Reconstruction & Development (EBRD), F&C Management, Herbert Smith, Lehman Brothers, Royal Bank of Scotland, Société Générale, Sumitomo Trust, Bank of Tokyo Mitsubishi and UBS.

The British Land Company PLC

14th February 2005

## BRITISH LAND INVESTS IN 23 DEBENHAMS DEPARTMENT STORES

The British Land Company PLC has exchanged contracts for a transaction encompassing 23 freehold and long leasehold Debenhams department stores totalling 3.28 million square feet for a value of some £495 million. Completion will bring the value of British Land's retail property portfolio to over £6.4 billion (based on September 2004 values and subsequent acquisitions).

The stores are located in prime positions on high streets in major cities and towns throughout the country, including London (Oxford Street), Manchester, Cardiff and Chester. A full list is attached as Note 1.

They are leased to Debenhams for a term of 30 years from March 2004 (35 years in the case of Oxford Street and Manchester) at a total rent of £27.9 million per annum from March 2005. The rent increases annually by 2½% compound (except for the four years from March 2010 when it increases annually by 3%), with a review in March 2019 and five yearly thereafter to the higher of market rent or the initial rent as grown by 2½% per annum. The tenant has an option to renew at the end of the lease for a further 25 years with a rent reviewable at five yearly intervals to market rent.

The transaction will be financed at rates of approximately 5.1% from existing cash and debt facilities, including the £500 million additional long-term bond finance currently being finalised as part of the (unrelated) Broadgate refinancing.

Stephen Hester, British Land Chief Executive comments:

"This well let portfolio has guaranteed annual uplifts throughout a minimum term of 30 years, and potential for additional rental growth, plus an initial income return of 5.6%. We believe the 23 stores, leased to one of the leading department store operators in the UK, provide an excellent addition to British Land's retail portfolio. The secure income growth is expected to be increasingly valuable with various asset management opportunities on top and in a sector well known to us. "

Enquiries:

**The British Land Company PLC**
Bob Bowden, Investment Director Tel: 020 7467 2892
John Weston Smith, Chief Operating Officer Tel: 020 7467 2899

**Finsbury**
Edward Orlebar Tel: 020 7251 3801

**Notes to Editors**

Note 1

The properties are:

| | | | Gross Internal Floor Area (square feet) | Tenure |
|---|---|---|---|---|
| Bournemouth | - | Commercial Road | 106,188 | Freehold |
| Canterbury | - | Guildhall Street | 116,494 | Freehold |
| Cardiff | - | St. David's Centre | 140,325 | Virtual Freehold |
| Chelmsford | - | High Street | 126,973 | Freehold |
| Chester | - | Eastgate Street | 153,268 | Freehold |
| Eastbourne | - | Terminus Road | 104,709 | Freehold |
| Harrow | - | Station Road | 225,208 | Leasehold |
| King's Lynn | - | High Street | 46,602 | Freehold |
| Kingston upon Hull | - | Prospect Street | 177,127 | Freehold/Part Leasehold |
| London | - | Oxford Street | 366,706 | Freehold |
| Luton | - | George Street | 61,317 | Freehold |
| Manchester | - | High Street | 466,540 | Virtual Freehold |
| Oxford | - | Magdalen Street | 139,918 | Leasehold |
| Salisbury | - | Blue Boar Row | 59,116 | Freehold |
| Sheffield | - | The Moor | 213,842 | Leasehold |
| Southampton | - | Queensway | 285,303 | Freehold |
| Southport | - | Lord Street | 64,356 | Freehold |
| Staines | - | High Street | 113,367 | Freehold |
| Stockton | - | High Street | 40,727 | Freehold |
| Stratford upon Avon | - | High Street | 92,982 | Freehold |
| Taunton | - | North Street | 86,911 | Freehold |
| Winchester | - | High Street | 50,612 | Freehold |
| Worthing | - | South Street | 44,898 | Freehold |
| | | | 3,283,489 | |

Note 2

British Land have been advised by Dalgleish. Lazard acted as financial adviser to Debenhams on the transaction.

**The British Land Company PLC**

Press Release

9th February 2005

## Broadgate Refinancing

British Land is pleased to announce that sufficient irrevocable acceptances have now been received in respect of each of the classes of Bonds issued by Morgan Stanley Mortgage Finance (Broadgate) PLC to ensure that all the resolutions will be passed at the Bondholder meetings to be held on 14th February 2005.

A copy of today's announcement by Morgan Stanley Mortgage Finance (Broadgate) PLC, containing further details, is attached.

**Enquiries:**


The British Land Company PLC:

| | |
|---|---|
| John Weston Smith | Tel: 020 7467 2899 |
| Nick Ritblat | Tel: 020 7467 2890 |
| Peter Clarke | Tel: 020 7467 2885 |

## BROADGATE REFINANCING

## NOTICE RELATING TO THE CONSENT SOLICITATION

by

**Morgan Stanley Mortgage Finance (Broadgate) PLC**

(incorporated with limited liability in England and Wales with registered number 3727042)

**relating to amendments to the terms and conditions of the outstanding**

**£310,000,000 Class A2 5.927 per cent. Bonds due 2031 (ISIN: XS0097503550)**

**£150,000,000 Class A3 5.912 per cent. Bonds due 2033 (ISIN: XS0097504012)**

**£225,000,000 Class B 6.287 per cent. Bonds due 2033 (ISIN: XS0097504285)**

**£175,000,000 Class C2 6.651 per cent. Bonds due 2038 (ISIN: XS0097505415)**

Following the consent solicitation made to Existing Fixed Rate Bondholders (the "Solicitation") in connection with the refinancing of the securitisation of properties in the Broadgate Estate on the terms set out in the consent solicitation document of Morgan Stanley Mortgage Finance (Broadgate) PLC ("MSMF") dated 21 January 2005 (the "Consent Solicitation Document"), as at 7 February 2005 (being the Early Solicitation Deadline), MSMF has received the requisite number of irrevocable positive votes from each of the Class A2, A3, B and C2 Existing Fixed Rate Bondholders necessary to pass the relevant Extraordinary Resolutions for each Class to be proposed at the Meetings for each Class of Bondholders scheduled to take place on 14 February 2005.

Defined terms used in this announcement have the same meaning as given to them in the Consent Solicitation Document.

Should you have any questions regarding this notice you may contact Morgan Stanley & Co. International Limited, as sole Solicitation Agent in connection with the Solicitation, as follows:

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
Call Collect: +44 20 7677 5076
E-mail: liabilitymanagementeurope@morganstanley.com

This notice has been approved by, and is the sole responsibility of, Morgan Stanley Mortgage Finance (Broadgate) PLC, and has been approved by Morgan Stanley & Co. International Limited ("Morgan Stanley") solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom. Morgan Stanley is acting for The British Land Company PLC and Morgan Stanley Mortgage Finance (Broadgate) PLC and no-one else and will not be responsible for providing to any other person the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Proposals.

Under no circumstances shall this notice constitute an offer to sell or the solicitation of an offer to buy or subscribe for Bonds.

Date: 9 February 2005

**The British Land Company PLC**

Press Release

8th February 2005

## ILAC Centre in Dublin
## Redevelopment Plans Unveiled
## Major Investment to Attract Flagship Retailers

British Land subsidiary Firmount Ltd and Irish Life Assurance plc today announced details for the redevelopment of the landmark ILAC Shopping Centre that will see it receive a major upgrade at a cost in excess of €50 million. The redevelopment of the 22,750 sq m centre, which will be phased to restrict disruption to the minimum during shopping hours, will result in a state of the art shopping centre. The redeveloped centre is expected to attract leading international retail brands and further enhance the Henry/Mary Streets offering as the City Centre's premier retail destination.

The redevelopment plans, designed by specialist retail architects Benoy, includes the refurbishment of 3,700 sq m of existing space presently occupied by Dunnes Stores in Moore Mall. The ILAC owners will take back this space under a swap arrangement with Dunnes Stores. This will involve Dunnes Stores extending its Henry Street store into ILAC Centre at Moore Mall and Central Square. As a result the new Dunnes Stores unit, which will straddle Sampsons Lane, will trade over four levels. The former Dunnes unit will be redeveloped by the ILAC owners into a number of large units of a size that will attract premium tenants and anchor Moore Mall as a stronger retail destination to increase customer traffic to the centre. Final completion is expected to be Spring 2007.

The first phase of the redevelopment will see H&M's City Centre flagship store open in Autumn 2005 occupying 1,300 sq m over two levels in the former Easons outlet on Mary's Mall/Mary Street. The redevelopment will see the replacement of all entrances and facades to give an enhanced street presence including new graphics and signage. Raising the roof, replacing the floor and the removal of plant rooms spanning the malls will improve sight lines and create a sense of space and light. The redevelopment will also improve the configuration of Central Square and Lift Square with a new ventilation strategy and the addition of food offers and new customer facilities to the centre.

The redevelopment adds to the recent regeneration of the area, including the Roches Stores redevelopment incorporating Zara and the construction of Moore Street Plaza, a mixed retail and residential development on the corner of Moore Street and Parnell Street. The plans for the ILAC Centre will also tie in with the overall Integrated Area Plan for O'Connell Street and the anticipated regeneration of Moore Street. The advent of the Luas together with the existing bus and Dart services and the Ilac multi-storey car park makes the ILAC Centre a highly attractive and accessible location for retailers. The current footfall of almost 13 million per annum is expected to increase further.

According to British Land Corporation Director Merrick Marshall, this announcement is good news for both the customers and tenants of the centre. He said, "This extensive redevelopment will create a completely different atmosphere in the ILAC Shopping Centre and bring the scheme into the 21st century. It will provide extra facilities and amenities not only for the tenants, but also for the millions of customers who visit the centre every year. It will complement the other regeneration works in the area and confirm Henry Street/Mary Street as the premier destination and shopping district in Dublin.

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
... Established in 1856

The upgraded ILAC Centre will attract Dubliners, those living in the greater Dublin area and commuter belts as well as visitors to Dublin. "

A spokesman for Irish Life added that 'the redevelopment of Ilac will further enhance Irish Life's property portfolio and will be warmly welcomed by investors in Irish Life's property funds.

**Contacts**

| | |
|---|---|
| Nigel Webb, Director, The British Land Corporation Limited | Tel: 0207 467 2860 |
| Merrick Marshall, Director, The British Land Corporation Limited | Tel: 0207 467 2973 |

WeberShandwick FCC:

| | |
|---|---|
| Winifred McCourt / Jimmy Healy | Tel: 00 353 1 6760168 |
| | or Tel: 00 353 87 2446004 |
| | or Tel: 00 353 87 6479104 |

**NOTE FOR EDITORS:**

The ILAC Shopping Centre is jointly owned by Firmount Limited and Irish Life Assurance plc.

Firmount Limited is a wholly owned subsidiary of British Land which acquired 50 per cent interest in the ILAC Centre in July 2001 and acts as asset manager on the part of the joint landlords. British Land was behind the successful development of the Setanta Centre, St. Stephen's Green Shopping Centre at the top of Grafton Street, the International Financial Services Centre in the Custom House Dock area of Dublin and Cherrywood Science and Technology Park in South Dublin.

The British Land Company plc is a major property investment and development company which is listed on the London Stock Exchange and is a constituent member of the FTSE 100 index. Its retail assets include Meadowhall Shopping Centre in Sheffield, one of the most successful shopping centres in the United Kingdom, the Plaza Centre and Plaza Tower in East Kilbride, Scotland and The Peacocks Centre in Woking and the Queens Mere and Observatory shopping centres in Slough England.

Irish Life Assurance plc is a wholly owned subsidiary of Irish Life and Permanent plc, one of Ireland's leading companies and the country's third largest financial services institution. Irish Life were pioneers in investing in the redevelopment of Dublin City Centre including the ILAC Shopping Centre, Abbey Court, Beresford Court and George's Quay.

Benoy is a highly regarded specialist retail architect who was involved in the design of the Bullring, in Birmingham and Bluewater, in Kent. Benoy also gave advice on the retail design of the newly opened Mahon Point in Cork.

The British Land Company PLC

Press Release

25th January 2005

## INTERNATIONAL ACCOUNTING STANDARDS

The British Land Company PLC is today hosting a Workshop to brief analysts, investors and lenders on the impact of the move from UK Generally Accepted Accounting Practice (UK GAAP) to International Accounting Standards (IAS) on the Company. British Land will begin reporting under IAS in the financial year starting 1 April 2005.

The underlying performance of the business, its cash flows and dividend policy will be unaffected by the introduction of IAS. As outlined in the Interim Statement dated 23 November 2004, the new standards represent a major change in accounting and reporting but have no economic effect on the business.

The most significant changes relate to the treatment of property valuation movements and contingent tax

- Property valuation movements will be recorded in the profit and loss account, now to be known as the income statement under IAS. Under UK GAAP these movements are accounted through reserves. This will introduce volatility to the income statement, which previously affected the balance sheet only.
- Contingent tax will be recognised in full on property valuations under IAS, without regard to whether the tax is expected to crystallize. At present, under UK GAAP treatment, this tax is only accounted for if it is actually incurred, with the unprovided contingent tax being disclosed in a note to the accounts.

Comparing IAS to UK GAAP for the six months ended 30 September 2004

Earnings (diluted)

Earnings per share would be restated upwards under IAS by approximately 59 pence to 72 pence per share, mainly because of the inclusion in the income statement of revaluation surpluses.

Adjusted IAS Earnings, being earnings before gains from asset revaluations and disposals, would remain broadly unchanged from the underlying adjusted earnings reported under UK GAAP of 12.1 pence per share. This adjusted IAS earnings measure will continue to be disclosed in the future.

Net Assets (diluted)

As at 30 September 2004, adjusted IAS net assets would be approximately 12 pence higher at 1061 pence than adjusted net assets as reported under UK GAAP. Both measures exclude the contingent taxation (see "methodology" paragraph below).

IAS net assets would amount to some 878 pence per share, 35 pence per share higher than the "triple net asset value" calculated from the balance sheet under UK

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com

GAAP of 843 pence per share. Triple net asset value is calculated after deducting contingent tax and the market value of debt and other financial instruments. Under IAS the majority of debt will not be carried at market value.

The above figures are proforma at 30 September 2004 and do not reflect the proposed refinancing of Broadgate announced last week, which if concluded at market prices prevailing on 19 January 2005 would reduce net assets under both IAS and UK GAAP by approximately 24 pence per share. Triple net assets would be unaffected by the refinancing.

There are other less significant differences between IAS and UK GAAP, details of which will be covered in the presentation available on the website http://www.britishland.com later this afternoon. A webcast of the presentation will be available tomorrow.

Methodology

Adjusted IAS net assets is stated after adding back contingent tax, the capital allowance effects of FRS 19, the market value of interest rate swaps and including the valuation surplus on trading properties. Adjusted UK GAAP net assets is stated after adding back the valuation surplus on trading and development properties and excluding the capital allowance effects of FRS 19. It already excludes contingent taxes and the market value of interest rate swaps.

Important notice

The workshop and accompanying presentation have been written in general terms and are based on a current interpretation of IAS. All numbers are estimates, and are rounded to the nearest £5 million and are included only for illustrative purposes. They are subject to change and should not be considered definitive.

**Contacts**

The British Land Company PLC:

Graham Roberts, Finance Director tel: 020 7467 2948
Amanda Jones, Head of Investor Relations tel: 020 7467 2946

The British Land Company PLC

Press Release

24 January 2005

## Another Letting at 10 Exchange Square, Broadgate, EC2

The British Land Company PLC has exchanged agreements with Western Asset Management Company to lease 25,200 sq ft of accommodation on Levels 10 & 11 at 10 Exchange Square, London EC2.

The lease is to be for a term of fifteen years and is expected to start from 1 May 2005, by which time British Land will have completed its Category A fit-out of the floors. The initial rent of £48 per sq ft rises to not less than £52.50 per sq ft from first rent review.

Western Asset Management Company is currently a tenant of British Land at 155 Bishopsgate, occupying 8,000 sq ft of accommodation on a short term lease incorporating a tenant's option to break in March 2006. Western Asset will vacate this accommodation when their fit-out of 10 Exchange Square is complete in September 2005.

10 Exchange Square is a newly completed development by British Land of 161,000 sq ft of prime office and retail accommodation. It was launched on to the market in September 2004. Following the earlier letting of Levels 2, 3 & 4 to Herbert Smith, the office accommodation is now 50% let.

DTZ Debenham Tie Leung and Jones Lang LaSalle are British Land's joint agents and are continuing to market the remaining available accommodation. Western Asset was represented by CB Richard Ellis.

---

## Review of British Land's Record City of London Office Lettings in 2004

The letting to Western Asset Management Company concluded a successful year for British Land in the City of London. At Broadgate, previous 2004 lettings were Ambac at 6 Broadgate (12,600 sq ft); Bank of Scotland at 155 Bishopsgate (38,600 sq ft); F&C Management at Exchange House (20,500 sq ft) and Herbert Smith at 10 Exchange Square (43,600 sq ft). Western Asset, Herbert Smith, F&C Management and Bank of Scotland are all existing tenants on the Estate who have decided to stay and increase their space at Broadgate.

Additionally UBS Global Asset Management has taken the entire 70,000 sq ft of 3 Finsbury Avenue.

Elsewhere, the recently completed offices at Plantation Place are now fully let. Royal & Sun Alliance (36,200 sq ft), Aspen Re (49,600 sq ft) and Wachovia Bank NA (51,000 sq ft) all entered into lease agreements and will be joining Accenture (376,000 sq ft) which entered into a pre-letting agreement before the start of construction in 2001.

British Land has also exchanged agreements to lease the entire 51 Lime Street development to Willis (comprising 465,000 sq ft).

In addition to the office lettings, British Land has let the remaining vacant A1 retail unit at Broadgate to Monsoon (2,300 sq ft) and four units totalling 9,500 sq ft at Plantation Place to Molton Brown, Ernest Jones, Chez Gerard and Davys.

Total lettings in British Land's City of London portfolio in 2004 were 824,100 sq ft.

Contacts

John Weston Smith, Chief Operating Officer, The British Land Company PLC
tel: 020 7467 2899

Edward Orlebar, Finsbury
tel: 020 7251 3801

21 January 2005

**BRITISH LAND PLANS £2.1 BILLION BROADGATE REFINANCING**

**Additional £500 million raised, interest costs reduced by £12 million per year**

**Group debt maturity extended from 13.8 to 16.6 years**

The British Land Company PLC ("British Land") announces plans for a major refinancing of its 4 million sq ft Broadgate Estate in the City of London, EC2 (the "Proposed Transaction"). The proposed new financing is expected to amount to £2.073 billion[1] at a weighted average interest rate of approximately 5.1%, significantly below the net initial yield on the Estate of 6.0%.

**Background**

The Broadgate Estate was first securitised in 1999 through the issue of £1.540 billion bonds at a funding rate of 6.1%. Since that time, the bonds have been amortised out of the surplus income of the Estate, reducing the amount outstanding to £1.294 billion. In addition, British Land has purchased further properties such that it now owns the entire Broadgate Estate. The Estate provides over 4 million sq ft (370,000 sq m) of prime space on a 30 acre (12 hectare) site located in the heart of the City.

As part of the Proposed Transaction, four further properties, Exchange House, 135 Bishopsgate (currently subject to its own standalone securitisation), 1 Appold Street and the newly developed 10 Exchange Square will be added to the security pool, which will then comprise all 15 commercial properties of the Broadgate Estate.

**Effect on Existing Bondholders**

Fixed rate bondholders will receive new bonds, secured on the enlarged Estate and issued at current market fixed coupons, with a compensating increase in nominal value of approximately £129 million to reflect the lower interest rate.

Bondholders will gain from a more diverse security pool and tenant base, as well as greater liquidity as a result of the larger number of bonds in issue. They will also receive a fee. Floating rate bonds will be redeemed in cash.

**Effect on British Land[2]**

British Land will raise £500 million of additional long-term funding from the refinancing, which will contain improved prepayment provisions. This will be used to pay down other group debt.

The refinancing will reduce ongoing interest costs by approximately £12 million per year as the new financing will be at the attractive rate of 5.1%.

British Land will incur a pre-tax exceptional charge of £178 million, mainly due to the difference between the redemption value and book/nominal value of its existing Broadgate debt. Against this, its FRS 13 disclosure (the extent by which the market value of debt and derivatives exceeds book/nominal value) will reduce by £170 million. There will thus be virtually no effect on British Land's NNNAV, "triple net" asset value, that is, broadly, net asset value ("NAV") less the FRS 13 disclosure and less contingent capital gains tax. NAV will be reduced by 24p per share.



10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com

The weighted average maturity of the Broadgate debt will be extended from 16.4 to 19.8 years. In consequence, the weighted average maturity of British Land's entire group debt will rise from 13.8 to 16.6 years, and its weighted average interest cost will decline from 6.5% to 6.1%.

The Proposed Transaction, which is subject to the approval of holders of each class of the existing fixed rate bonds, is expected to complete in early March 2005.

Commenting on the Proposed Transaction, Nick Ritblat, a director of British Land, said: "This major refinancing of the Broadgate Estate has been approved by a Special Committee of the ABI representing 50% of the fixed rate bonds. It offers significant benefits to current holders of Broadgate bonds, to British Land shareholders and to its unsecured lenders.

For bondholders the new financing will be fully secured on a broader and more diverse collateral pool of Broadgate's prime assets and the new bonds are expected to have greater liquidity.

For shareholders there is improved financing flexibility and a reduced interest charge going forward.

For unsecured lenders the pro forma ratio of unsecured debt to unencumbered assets will decrease from 40% to 29%."

Notes:

(1) Throughout this announcement, the nominal value and coupons of the New Bonds are stated based on market pricing at the close of business on 19 January 2005.

(2) Throughout this announcement, the financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though it had completed on 30 September 2004 assuming the number of shares in issue as at that date and using the assumed nominal value and coupons of the New Bonds as described in note (1) above. The actual financial effects, including the nominal value and coupons of the New Bonds issued and the accounting charge that will be incurred by British Land, will be determined by interest rates on the Pricing Date.

**The Proposed Transaction**

Broadgate Financing PLC, a wholly owned subsidiary of British Land, is proposing to issue new bonds totalling approximately £2.073 billion (the "New Bonds") secured on the Estate and the existing £1.294 billion bonds issued by Morgan Stanley Mortgage Finance (Broadgate) PLC (the "Existing Bonds") are proposed to be redeemed.

Under the Proposed Transaction, which is subject to the approval of holders of each class of the existing fixed rate bonds:

- British Land will be contributing four additional properties from the Broadgate Estate (Exchange House, 135 Bishopsgate, 1 Appold Street and 10 Exchange Square) to the security pool of the existing securitisation structure. This will allow British Land to raise an additional £650 million of financing at attractive rates, comprised of £500 million of fixed rate bonds and £150m of floating rate bonds. The additional financing will be used to repay other British Land group debt, including £115 million currently secured against 135 Bishopsgate.
- The Existing Bonds will be refinanced as follows:
  - £834 million of Existing Bonds with fixed rate coupons (the "Existing Fixed Rate Bonds") will be redeemed at the applicable redemption price together with an early redemption fee. Subject to certain exceptions, the redemption price will be settled by delivery to the holders of new fixed rate bonds of Broadgate Financing PLC (the "New Fixed Rate Bonds") issued at current market coupons with a compensating increase in nominal value of approximately £129 million so as to provide the same yield to maturity as the Existing Fixed Rate Bonds. Accrued interest will be paid in cash. In addition, holders of the Existing Fixed Rate Bonds ("Existing Fixed Rate Bondholders") will receive an early redemption fee payable in cash in an amount equal to 0.6% of the current nominal principal amount of their Existing Fixed Rate Bonds (the "Early Redemption Fee"). Each class of the New Fixed Rate Bonds is expected to be assigned ratings equivalent to the existing ratings on the corresponding class of Existing Fixed Rate Bonds.
  - The remaining £460 million of the Existing Bonds which have floating rate coupons (the "Existing Floating Rate Bonds") will be redeemed in cash on the interest payment date falling due on 5 April 2005 in accordance with their existing terms. The Existing Floating Rate Bonds will be redeemed out of the proceeds of new floating rate bonds proposed to be issued by Broadgate Financing PLC.
- The New Bonds will be fully secured and further modifications will be made to the covenant and security packages appropriate to a fully secured structure in line with current rating agency requirements. The New Fixed Rate Bonds will also provide for early redemption at the option of the issuer at an amount determined by reference to the redemption yield on the appropriate European Investment Bank bond.

Following the Proposed Transaction, it is expected that the total nominal value of the outstanding debt secured on the Estate issued by Broadgate Financing PLC will be approximately £2.073 billion. The actual amount will depend on the final pricing determined by reference to interest rates on a date near the date of completion (the "Pricing Date").

Morgan Stanley Mortgage Finance (Broadgate) PLC has today published a Consent Solicitation Document (containing a Preliminary Offering Circular in respect of the New

Bonds) setting out proposals to the Existing Fixed Rate Bondholders (the "Proposals") and setting out terms for the New Bonds.

The Consent Solicitation Document contains notices convening meetings of each class of the Existing Fixed Rate Bondholders for 14 February 2005 to consider and, if thought fit, approve Extraordinary Resolutions to effect the Proposals. Subject to the Proposals being approved and the conditions specified in the Consent Solicitation Document, Existing Fixed Rate Bondholders who deliver valid voting instructions together with valid certificates of eligibility (which are not subsequently revoked or withdrawn) before 5.00 pm on 7 February 2005 will be entitled to receive a further fee (in addition to the Early Redemption Fee) payable in cash in an amount equal to 0.4% of the current nominal principal amount of their Existing Fixed Rate Bonds (the "Early Solicitation Fee"). The expiration date for Existing Fixed Rate Bondholders to submit completed voting instructions and eligibility certificates in order to vote at the meetings is 10 February, 2005. Assuming the Proposals are approved, the Proposed Transaction is expected to complete in early March 2005.

**Financial impact and Rationale for British Land**

Under the Proposed Transaction, British Land will be raising over £2 billion of financing secured on the Estate in a single enlarged securitisation structure with improved prepayment provisions and sufficient flexibility to address its business needs going forward. The contribution of further properties to the security pool will enable British Land to raise an additional £650 million of financing from the enlarged securitisation structure at attractive rates. After repayment of £115 million of debt currently secured against 135 Bishopsgate, the costs of closing out existing hedging instruments and payment of transaction costs, the net additional amount of financing raised will be approximately £500 million. The transaction is being proposed following recent changes to the terms in the existing unsecured debt of British Land which allow the funding structure for the Estate to be simplified, reducing costs and producing advantages for both bondholders and British Land. If approved, the Proposed Transaction will:

- reduce the weighted average cost of all debt secured on the Estate from the current 6.2% to approximately 5.1%, a level which is significantly below the net initial yield on the Estate of 6.0%(3);
- reduce British Land's future interest charge by approximately £12 million per year;
- reduce the weighted average cost of British Land's group debt on a pro forma basis from 6.5% to approximately 6.1%; and
- extend the weighted average maturity of British Land's group debt on a pro forma basis from 13.8 years to 16.6 years.

(3) Excluding 10 Exchange Square which was recently completed and is valued on an equivalent yield basis due to vacant space.

Hedging instruments associated with the Existing Bonds and other existing debt to be refinanced under the Proposed Transaction will be closed out and new hedging arrangements put in place.

The Proposed Transaction, if approved and completed, will result in British Land incurring an exceptional accounting charge against pre-tax profits in the year ending 31 March 2005 of approximately £178 million. The charge results from a number of factors:

| | (£ million) |
|---|---|
| Difference between redemption value and book/nominal value of existing Broadgate debt | 129 |
| Write back of debt issue costs previously deducted from the principal amount of debt recorded under FRS 4 | 22 |
| Net costs of closing out the existing hedging instruments associated with the Existing Bonds and other debt to be refinanced under the Proposed Transaction | 19 |
| Early Redemption Fee and Early Solicitation Fee [4] | 8 |
| **Total** | **178** |

(4) The Early Solicitation Fee is assumed to be payable to all Existing Fixed Rate Bondholders, though the actual amount will depend on the number of such bondholders submitting their voting instructions prior to 7 February 2005.

Excluding the one-off charge, the Proposed Transaction is expected to result in a recurring annual positive impact on pre-tax profits of approximately £12 million. After tax, the corresponding annual impact on earnings is expected to be approximately £8 million, equivalent to approximately 1.5 pence per share.

The impact of the exceptional charge will be to reduce net asset value ("NAV") by £125 million, equivalent to 24 pence per fully diluted share and 2.3% of British Land's fully diluted adjusted NAV per share as at 30 September 2004. [5]

(5) Adjusted net asset value per share as at 30 September 2004 of 1,049 pence, stated after adding back the £113.6 million capital allowance effects of FRS 19 and the £82.9 million surplus on development and trading properties.

Based on market prices at the close of business on 19 January 2005, the Proposed Transaction would result in a reduction in the difference between the market and book values of debt and derivatives disclosable in British Land's group accounts under FRS 13 of £170 million, equivalent to 23 pence per share after tax. The equivalent difference between market and book values disclosed in British Land's interim accounts as at 30 September 2004 was £138 million, equivalent to 32% of the total difference as at 30 September 2004. As a result of this there will be virtually no effect on British Land's 'triple net' asset value (NNNAV).[6]

(6) NNNAV is equal to adjusted net asset value less the post tax difference between the market and book values of debt and financial instruments disclosable under FRS 13, less the unprovided tax that would arise on disposing of British Land's group properties, after available tax relief but without recourse to tax structuring, net of negative goodwill.

Pro forma gearing will increase from 90% to 96% as a result of the crystallisation of the FRS 13 mark to market value of the debt and derivatives being refinanced under the transaction. The pro forma ratio of unsecured debt to unencumbered assets will decrease from 40% to 29% as the result of repaying unsecured debt out of the proceeds of the transaction.

**Benefits for Existing Fixed Rate Bondholders**

The Proposed Transaction offers a number of benefits to the Existing Fixed Rate Bondholders including:

- the security pool will be enlarged to 15 properties (compared to 11 properties currently), providing increased diversity and following enlargement will comprise the entire built Estate;
- the new buildings will add further high quality tenants, increasing tenant diversity;
- the New Bonds will benefit from a fully secured structure;
- Existing Fixed Rate Bondholders will have the opportunity to purchase additional fixed rate bonds from the new issuance of £500 million;
- liquidity is expected to increase as a result of the increase in the aggregate issue size, with the total value of outstanding fixed rate bonds increasing by approximately 52%; and
- by receiving New Fixed Rate Bonds at market coupons and increased nominal value to provide the same yield to maturity, Existing Fixed Rate Bondholders will obtain security over the premium to nominal value at which the Existing Fixed Rate Bonds are trading.

In addition, Existing Fixed Rate Bondholders will receive the Early Redemption Fee and have the opportunity to receive the Early Solicitation Fee which together amount to 1.0% of the current nominal principal amount of their Existing Fixed Rate Bonds.

A Special Committee of the Association of British Insurers, representing approximately 50% by nominal value of the Existing Fixed Rate Bonds, has considered the proposals. The members of the Special Committee have indicated that they find the proposals acceptable, that they intend to vote in favour of the proposals in respect of their holdings and that they will be inviting other ABI members to consider a similar course of action.

**Indicative terms of the Proposals**

Under the Proposals, the yield at which the Existing Fixed Rate Bonds will be redeemed will be equal to the sum of the relevant Benchmark Reference Security Yield on the Pricing Date and the applicable quarterly fixed spread as stated in the table below (the "Redemption Yield"). Subject to certain exceptions, the redemption price will be settled by delivery to the holders of New Fixed Rate Bonds with a coupon equal to the quarterly equivalent of the Redemption Yield. Existing Fixed Rate Bondholders who are not able to confirm that they are eligible to receive the New Fixed Rate Bonds will be redeemed, at the discretion of Morgan Stanley Mortgage Finance (Broadgate) PLC, in cash.

Indicative terms of the Proposals to Existing Fixed Rate Bondholders based on yields on 19 January 2005 are summarised in the table below.

| Class | Existing Nominal | Existing Coupon | Final Maturity | Benchmark Reference Security | Redemption and new issue spread | New Nominal [1] | New Coupon [1] |
|---|---|---|---|---|---|---|---|
| A2 | £284m | 5.927% | 2031 | 8's of 2021 | 40 bps | £312m | 4.929% |
| A3 | £150m | 5.912% | 2033 | 6's of 2028 | 40 bps | £173m | 4.853% |
| B | £225m | 6.287% | 2033 | 6's of 2028 | 55 bps | £265m | 5.001% |
| C2 | £175m | 6.651% | 2038 | 6's of 2028 | 65 bps | £213m | 5.099% |
| | **£834m** | **6.173%** [2] | | | | **£963m** | **4.973%** |

(1) Illustrative pro forma based on market pricing at the close of business on 19 January 2005.
(2) Average cost of debt weighted by nominal value.
(3) Final pricing will be determined by reference to yields on the relevant Benchmark Reference Securities on the Pricing Date.
(4) Existing Fixed Rate Bondholders will also receive accrued interest payable in cash.

**Enquiries:**


**The British Land Company PLC**
John Weston Smith **Tel.: +44 20 7467 2899**
Nick Ritblat **Tel.: +44 20 7467 2890**

**Morgan Stanley**
May Nasrallah (for matters relating to the Consent Solicitation) **Tel.: +44 20 7677 3309**
Tim Drayson (for all other matters) **Tel.: +44 20 7677 7046**

**Finsbury**
Edward Orlebar **Tel.: +44 20 7251 3801**


## Important notice

The contents of this press release, which have been prepared by and are the sole responsibility of British Land, have been approved by Morgan Stanley & Co. International Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. Morgan Stanley is acting for British Land and Morgan Stanley Mortgage Finance (Broadgate) PLC in connection with the Proposed Transaction and no one else and will not be responsible to anyone other than British Land and Morgan Stanley Mortgage Finance (Broadgate) PLC for providing the protections offered to clients of Morgan Stanley nor for providing advice in relation to the Proposed Transaction. The address of Morgan Stanley is 25 Cabot Square, Canary Wharf, London E14 4QA.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of Broadgate Financing PLC. Nothing in this press release constitutes advice on the merits of buying or selling a particular investment or exercising any right conferred by the securities described. Any investment decision as to any purchase or securities referred to herein must be made solely on the basis of information contained in the final form of the Offering Circular and no reliance may be placed on the completeness or accuracy of the information contained in this press release.

Securities are not suitable for everyone. The value of securities can go down as well as up. You should not deal in securities unless you understand their nature and the extent of your exposure to risk. You should be satisfied that they are suitable for you in the light of your circumstances and financial position. If you are in any doubt you should consult an appropriately qualified financial advisor.

## Notes to editors:

The Broadgate Estate is the premier City of London office estate. It comprises over 370,000 sq m (4.0 million sq ft) of office, retail and leisure accommodation on a 12 hectare (30 acre) site adjoining Liverpool Street station with mainline and underground

rail connections. The assembly of the entire estate into British Land's ownership was completed by the acquisition in March 2003 of the virtual freehold interest at 1 Appold Street. Construction of 10 Exchange Square, adding a further 15,180 sq m (163,400 sq ft) to the Estate, was recently completed in May 2004. Broadgate Estates Limited, a wholly owned subsidiary of British Land, manages the estate and maintains the external and common areas. Approximately 30,000 employees are based at Broadgate, which forms a distinctive environment for some of the world's largest corporations and leading professional practices, including ABN AMRO, Allianz Dresdner, Ashurst Morris Crisp, Barclays Bank, Baring Investment Services, Deutsche Bank, European Bank for Reconstruction & Development (EBRD), F&C Management, Herbert Smith, Lehman Brothers, Royal Bank of Scotland, Société Générale, Sumitomo Trust, Bank of Tokyo Mitsubishi and UBS.

British Land and Morgan Stanley first securitised the Broadgate Estate in May 1999 through the issue of £1.54 billion bonds in what was then the largest ever securitisation of property assets in the United Kingdom.

Morgan Stanley & Co. International Limited is acting as the Solicitation Agent and Arranger in connection with the Proposed Transaction.

The British Land Company PLC

Press Release

13th December 2004

**BRITISH LAND AND ROSEMOUND SECURE PRE-LETTING AT DAVENTRY**

BL Rosemound, a limited partnership between The British Land Company PLC and Rosemound Developments have secured a pre-letting to EXCEL Logistics for a 300,000 sq. ft. distribution warehouse facility at its Daventry International Rail Freight Terminal (DIRFT) site at Junction 18 of the M1. EXCEL will pay a base rent of £5 psf for a shell specification.

DIRFT is already well established as one of the UK's leading distribution locations with current occupiers including Tesco, Royal Mail, and Eddie Stobart Ltd.

The joint venture acquired 74 acres at DIRFT East and Central from Severn Trent Property in March 2004. The site has planning consent for up to 123,500 sq. metres (1.33 million sq. ft.) of distribution warehouse accommodation.

The main contractor has been appointed and construction will commence immediately with a target completion for hand over in April 2005.

Nigel Webb, Head of Developments at British Land, commented:

"We are very pleased to have secured our first pre-letting so soon after acquiring the site. Occupier interest in the rest of the site is also very positive. DIRFT is able to offer occupiers units of up to 850,000 sq. ft. to meet the current requirement for large, well located accommodation."

Contacts

The British Land Company PLC:
John Weston Smith 020 7467 2899
Nigel Webb 020 7467 2860

Finsbury:
Edward Orlebar 020 7251 3801

The British Land Company PLC

Press Release

8th December 2004

# BRITISH LAND TO DEVELOP LAND AT NEW CENTURY PARK, COVENTRY AGREED PRE-LET WITH MARCONI FOR PHASE 1 DEVELOPMENT

The British Land Company PLC and Marconi Communications Ltd. have agreed terms for the development of a new headquarters campus for the telecommunications company at New Century Park, Coventry.

British Land will develop 310,000 sq. ft. (28,800 sq. metres) of new office space on a site adjacent to Marconi's existing premises for occupation in late 2006. Upon completion Marconi will enter into new 25-year leases.

Heads of terms have also been agreed with Marconi for the pre-letting of an 80,000 sq. ft. distribution unit, also to be developed by British Land at New Century Park.

British Land acquired New Century Park from Marconi in 2001 and has already secured outline planning permission for an 850,000 sq. ft. (82,000 sq. metres) business park development. A revised planning application for this first phase of development is to be submitted early in the New Year.

Nigel Webb, Head of Development at British Land, commented, "We are delighted to announce the first phase of development at New Century Park. Marconi's long-term commitment to this site is good news for Coventry and the West Midlands region. Marconi's commitment to the first phase of the development will protect existing jobs within the area and act as a catalyst for the continued development of New Century Park as one of the regions leading business parks."

Paul Harris, EVP of Real Estate and Operational Developments, of Marconi said, "We are pleased to confirm our commitment to Coventry and New Century Park. Relocation into new purpose built high-quality accommodation will ensure that the company can continue to retain and attract the high-quality labour force, which is essential to the company's long-term success. By consolidating into modern efficient premises at New Century Park we will be able to reduce the space we need, upgrade our facilities and save costs at the same time."


Contact

The British Land Company PLC:
John Weston Smith 020 7467 2899
Nigel Webb 020 7467 2860

Marconi Communications Limited:
David Beck 020 7306 1490
email david.beck@marconi.com

Finsbury:
Edward Orlebar 020 7251 3801

Press Release

12th November 2004

## Stephen Hester

The Board of The British Land Company PLC is pleased to announce that Mr. Stephen Hester, who was appointed Chief Executive of the Company in July, is taking up his new appointment with effect from today, 12th November 2004. At this time the roles of Chief Executive and Chairman are split, with Mr. John Ritblat remaining as Chairman of the Board.

Contact

The British Land Company PLC:
John Weston Smith, Chief Operating Officer 020 7467 2899

Finsbury:
Edward Orlebar 020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com

The British Land Company PLC

Press Release

20th October 2004

## BRITISH LAND ACQUIRES £174 MILLION PUBLIC HOUSE PORTFOLIO

The British Land Company PLC has acquired 65 high quality freehold public houses from Spirit Group.

The purchase price was £174 million, reflecting an initial yield of approximately 6.1%. Spirit, the largest managed pub operator in the UK, will continue to occupy the properties on 30 year leases without a break and with annual rental uplifts reverting to open market rents from year 15.

British Land has considerable experience in investing in public houses, having owned a property investment company in partnership with Scottish & Newcastle for nearly ten years. This successful joint venture, financed mainly through bank borrowings, acquired 306 public houses let to Scottish & Newcastle, all but two of which have now been profitably sold.

British Land's investment director, Bob Bowden, commented "This acquisition increases the size of our leisure portfolio with high quality public houses at a higher average lot size than those we owned previously, and let to the leading pub operator. We expect to enjoy a long term relationship with Spirit and to be able to enhance the value of the assets in the longer term".

**CONTACTS:**


The British Land Company PLC:
Bob Bowden Tel: 020 7467 2892
John Weston Smith 020 7467 2899

Finsbury:
Ed Orlebar Tel: 020 7251 3801

The British Land Company PLC

Press Release

19 October 2004

**The Swiss Centre, Leicester Square, London W1**

British Land has sold the freehold of the Swiss Centre, London W1 to McAleer & Rushe Group, a development and construction group based in Northern Ireland.

Thirty prospective bidders inspected the property and sixteen offers were received. The sale price of £47 million is substantially in excess of book cost and 31 March 2004 value.

The Swiss Centre is a mixed use building including a cinema, restaurants, bars and a car park at lower levels, with offices above, totalling around 112,000 sq ft. It sits on an island site in the heart of London's West End entertainment district, in a prime position to the north side of Leicester Square, and thus presents an ideal refurbishment or redevelopment opportunity.

Within the building, British Land's asset management strategy has therefore been to create short term, flexible leases, currently generating circa £1.8 million rental revenue per annum. Following the successful completion of this strategy and the relocation of Swiss Tourism from the building, British Land was able to offer the Centre's full potential to the market.

British Land originally acquired its interest in phases, achieving 100% ownership in June 1999.

Jones Lang LaSalle acted on behalf of British Land in the disposal.

Contacts


The British Land Company PLC:

| | |
|---|---|
| Bob Bowden | 020 7467 2892 |
| John Weston Smith | 020 7467 2899 |

Finsbury:

| | |
|---|---|
| Edward Orlebar | 020 7251 3801 |

The British Land Company PLC

Press Release

11 October 2004

## BRITISH LAND BUYS TWO SHOPPING CENTRES IN SLOUGH

British Land has bought the Queensmere and the Observatory, two adjacent freehold shopping centres forming Slough's retail heart. The price was £192 million and the equivalent yield is 6.3%. The Company already owns the linking 80,000 sq ft Allders Department Store.

The Queensmere and Observatory Centres now provide 565,000 sq ft of accommodation, primarily shopping, with an office element too. Included in the purchase are two car parks with 1,600 spaces.

Together the two shopping centres comprise 45% of the entire retail provision within Slough. They are the only two covered schemes in the town. Additionally, Queensmere is linked to the neighbouring major Marks & Spencer store which has a return frontage into the scheme.

Queensmere's principal tenants, anchored by Littlewoods and Allders, are Woolworth, New Look and Top Shop. The Observatory has Primark, T. K. Maxx and Argos.

There is considerable scope for improvement through asset management initiatives and rationalisation, which could include linking the two centres.

CCRE acted for British Land and DTZ for the seller.

Contacts

The British Land Company PLC:
Bob Bowden tel: 020 7467 2892
John Weston Smith tel: 020 7467 2899

Finsbury:
Edward Orlebar tel: 020 7251 3801
Faeth Birch tel: 020 7251 3801

The British Land Company PLC

Press Release

28th September 2004

## H&M SIGN FOR FLAGSHIP STORE AT THE ILAC CENTRE, DUBLIN

H&M, one of Europe's leading fashion retailers, is to open its Dublin City Centre flagship store at the ILAC Centre. The Swedish retailer has signed a 25-year lease and will be open for trade in the autumn of 2005.

H&M will trade on two levels in approximately 14,000 sq ft with an entrance both within Mary Mall in the ILAC Centre and fronting onto Mary Street. H&M is on the cutting edge of high street fashion, retailing at a very competitive price point. It appeals to teens and shoppers in their 30s and 40s alike, and sells to men, women and children in a broad array of styles and sizes. They plan to have their full-store format in the ILAC Centre. The new H&M unit will be created from the previous Eason's unit, which will be extended forward.

The ILAC's owners, Firmount, Arch Properties (wholly-owned subsidiaries of The British Land Company PLC) and Irish Life Assurance plc will commence construction in early October with anticipated handover to H&M in late summer 2005.

British Land Corporation Director Merrick Marshall says: "We are naturally delighted that one of Europe's leading retailers has chosen the ILAC Centre for their flagship store in Dublin city centre. Their broad range of fashion will act as a tremendous attraction for the ILAC Centre and will further complement the strong retail line-up in Henry Street/Mary Street."

Richard Din, Managing Director of H&M Ltd says: "We are very excited about this store and of course coming to Dublin. The store will be a young profile store and will offer fashion and quality at the best price."

A spokesman for Irish Life Assurance plc says: "This letting will be warmly welcomed by investors in Irish Life's Property Fund. The ILAC Centre is one of over 40 commercial properties that is owned in part or in full by the Irish Life Property Fund."

Palmer McCormack acted on behalf of the ILAC owners and Hamilton Osborne King acted on behalf of H&M in relation to this transaction.

The British Land group acquired a 50% interest in the ILAC Centre in July 2001 and through Firmount Limited acts as Asset Manager on behalf of the joint owners. The group have previously developed St. Stephens Green Shopping Centre and the IFSC in Custom House Docks in Dublin.

Irish Life Assurance plc is a wholly owned subsidiary of Irish Life & Permanent plc, one of Ireland's leading companies and the country's third largest financial services institution. Irish Life were pioneers in investing in the redevelopment of Dublin City centre and its extensive track record includes the development of Irish Life Centre (1973), ILAC Centre (1981), Abbey Court (1985), Beresford Court (1991) and George's Quay (1993).

**CONTACTS:**


The British Land Company PLC
Cyril Metliss — tel: 020 7467 2822
Merrick Marshall — 020 7467 2973

Finsbury Limited
Faeth Birch — tel: 020 7251 3801

The British Land Company PLC

Press Release

21st September 2004

**Broadgate Securitisation**
**Removal of Exchange House**

The British Land Company PLC announces that it has released Exchange House from the security pool that supports the Morgan Stanley Mortgage Finance (Broadgate) securitisation. Since 1999 both the debt service and the loan to value ratios have improved substantially through rent increases, valuation uplifts and amortisation of the bonds.

The original rating of the bonds assumed no rental growth and the terms of the securitisation therefore permitted asset removals, subject to the consent of the trustee and affirmation of the ratings of the Bonds. Capita IRG Trustees has given that consent and each of Standard and Poors, Moody's and Fitch has confirmed the ratings of all classes of Bonds.

At 31st March 2004 values, the properties remaining in the security pool amount to £1.97 billion. The release of Exchange House adds over £300 million to the amount of unencumbered assets.

**Contacts**


| | | |
|---|---|---|
| The British Land Company PLC: | | |
| Nick Ritblat, Director | tel. | 020 7467 2890 |
| Graham Roberts, Finance Director | | 020 7467 2948 |
| Peter Clarke, Head of Asset Management | | 020 7467 2886 |
| | | |
| Finsbury: | | |
| Ed Orlebar | | 020 7251 3801 |
| Faeth Birch | | 020 7251 3801 |

16th September 2004

## DOW JONES SUSTAINABILITY INDICES

The Dow Jones Sustainability Indices have listed The British Land Company PLC as world market leaders for the financial services sector for the second year running.

The results of the annual review for the Dow Jones Sustainability Indices (DJSI) are effective from the opening of equity markets on 20 September 2004.

John Ritblat, Chairman of British Land said "Our approach to corporate social responsibility is based on clear commercial objectives and the need to take a long-term sustainable view of our operations."

## CONTACT

Claudine Blamey
Corporate Responsibility Executive
email: claudine.blamey@britishland .com

tel: 020 7467 3455

Notes to Editors

The British Land Corporate Responsibility Report 2003 is available on www.britishland.com

Launched in 1999, the Dow Jones Sustainability Indices are the first global indices tracking the financial performance of the leading sustainability-driven companies worldwide. Further information on these indices can be obtained from www.sustainability-index.com.

The British Land Company PLC

Press Release

26 July 2004

## British Land – Appointment of Chief Executive

The Board of The British Land Company PLC is pleased to announce that Mr. Stephen Hester has been appointed Chief Executive of the Company and will take up his duties later in the year, as soon as he is able to relinquish his present appointment. At this time the roles of Chief Executive and of Chairman of the Board will be split, with Mr. John Ritblat remaining in post as Chairman of the Board.

Mr. Hester (aged 43) is at present Chief Operating Officer of Abbey National plc which he joined as Chief Financial Officer in May 2002. For the previous twenty years he was at Credit Suisse First Boston, rising through various appointments to become Chief Financial Officer and then Global Head of the Fixed Income Division in both New York and London. At Abbey he has held a leadership role in the company embracing strategy, risk, finance, financial markets and external communications, skills which will be particularly apposite at a time of change in the property industry.

Dr. Chris Gibson-Smith, Chairman of British Land's Nomination Committee, states, "We are very pleased to have attracted Stephen Hester to be our new Chief Executive. The breadth of his experience will be invaluable and we are confident that in the Chief Executive role he will be a worthy successor to John Ritblat. We are fortunate that we will be able to retain John Ritblat as Chairman, where his wide ranging skills and unrivalled experience of the property industry will continue to remain invaluable".

Contacts

The British Land Company PLC:

| | |
|---|---|
| John Ritblat, Chairman | tel. 020 7467 2829/2831 |
| Christopher Gibson-Smith, Nomination Committee Chairman | tel. 020 7797 1318 |
| John Weston Smith, Chief Operating Officer | tel. 020 7467 2899 |

Finsbury:

| | |
|---|---|
| Roland Rudd | tel. 020 7251 3801 |
| Faeth Birch | tel. 020 7251 3801 |

**The British Land Company PLC**

16 July 2004

## Statement by Mr. John Ritblat, Chairman of The British Land Company PLC, at the Company's Annual General Meeting on Friday, 16 July 2004

Since publishing the Company's latest results on 25th May 2004 we have successfully concluded a number of attractive leases in our new developments in the City of London. Both **Plantation Place 1** and **Plantation Place 2**, together comprising over 700,000 sq ft of net rentable space, were completed on time and on budget; to the existing major pre-let to Accenture we have now added a lease to Royal and Sun Alliance of some 36,000 sq ft for their new Head Office. Good progress is also being made on letting the remaining office and retail space.

At **10 Exchange Square, London EC2,** in Broadgate, we have leased 44,000 sq ft to Herbert Smith and there are other active enquiries for much of the balance of this 163,000 sq ft building, which has also just been completed on time and on budget.

The Willis pre-letting of 420,000 sq ft at **51 Lime Street** is progressing towards completion. We have started demolition of the existing building on the site and the new Willis headquarters will be ready for them in 2007.

The entire sixth floor of 38,000 sq ft at **155 Bishopsgate, Broadgate, EC2** is under offer to a leading UK bank, following us taking back the tail-end of the previous occupier's lease and refitting the accommodation. This demonstrates the enduring quality, appeal and adaptability of Broadgate's buildings.

At **Regent's Place**, in the West End of London, the office space at 350 Euston Road is fully let, additional tenants being the General Medical Council (48,000 sq ft) and Balfour Beatty (16,000 sq ft). A Public Exhibition launched proposals for a further 600,000 sq ft office and residential phase in the re-development of this 2 million sq ft Estate.

Further afield, at **Blythe Valley Park** just off the M42 near Solihull, we recently welcomed UK Athletics, the Sports Governing Body, as tenant of a stand-alone building. UK Athletics joins British Gas, Oracle and Regus at the Park, where 390,000 sq ft have already been developed in partnership with Solihull Borough Council on this 170 acre site.

Finance

Recently British Land initiated novel, simplified borrowing covenants, under which unsecured borrowings are limited to 70% of the value of unencumbered assets – the free asset pool. This covenant applies to all unsecured borrowing – banks as well as bonds. The Company is currently raising £710 million in unsecured bank facilities.

The Company has been able to call for conversion of its £150 million 6% Irredeemable Convertible Bonds, as the rise in its share price is well in excess of the requisite price of 650 pence.

/ . . .

10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

New Chief Executive

The search is progressing well, and the Board will make an announcement as soon as the process is complete.

Prospects

The improving outlook for letting in the City and West End of London is particularly encouraging for our future prospective developments, such as **201 Bishopsgate, EC2, 122 Leadenhall Street, EC3 and Ludgate West, EC4.**

There is a renewed appreciation of property's fundamental attractions in the wider investment spectrum, given that so much uncertainty prevails outside the sector. Investors have been re-discovering the tangible merits of property in terms of secure income, backed by real assets, augmented by growth, with in addition the benefit of the present – and continuing – correction to tighter yields. This long overdue revival of sentiment is not the product of a boom, for City of London office rental levels are now stabilised, and retail rents are showing steady but not abnormal increases.

We look to sustained growth from what we believe to be one of the best portfolios – modern, well-located and diversified. As to the future, the latest unsecured financing brings availability up to £1.2 billion, and we have further enhanced our borrowing capability so that we can maintain flexibility for new opportunities, as and when they arise.

Contacts

The British Land Company PLC:
John Ritblat, Chairman — tel. 020 7467 2829/2831
John Weston Smith, Chief Operating Officer — tel. 020 7467 2899

Finsbury:
Faeth Birch — tel. 020 7251 3801

The British Land Company PLC

16th July 2004

Press Release

## THE BRITISH LAND COMPANY PLC

## RESULTS OF ANNUAL GENERAL MEETING

The Board of British Land announces the results of the poll taken at the Annual General Meeting of the Company held earlier today. Votes (including votes withheld) were cast for a total of 316,282,517 ordinary shares of the Company, representing 64 per cent. of the issued share capital.

All resolutions were approved by substantial majorities in excess of 97% in each case.

Full details of the results of the poll are set out in the Appendix to this announcement.

## Contacts


The British Land Company PLC
John Ritblat, Chairman } tel: 020 72831/2829
John Weston Smith, Chief Operating Officer } tel: 020 7467 2899

Finsbury:
Edward Orlebar } tel: 020 7251 3801
Faeth Birch }

Appendix

| RESOLUTION | VOTES | | | | Votes Withheld |
|---|---|---|---|---|---|
| | For | | Against | | |
| | Shares | As % of votes cast[1] | Shares | As % of votes cast[1] | Shares |
| 1 | 311,650,194 | 99.94 | 195,929 | 0.06 | 4,436,394 |
| 2 | 315,863,310 | 99.87 | 415,490 | 0.13 | 3,717 |
| 3 | 314,913,916 | 99.57 | 1,353,352 | 0.43 | 15,249 |
| 4 | 314,918,875 | 99.58 | 1,342,343 | 0.42 | 21,299 |
| 5 | 309,058,627 | 99.33 | 2,092,119 | 0.67 | 5,131,771 |
| 6 | 312,804,844 | 99.55 | 1,416,373 | 0.45 | 2,061,300 |
| 7 | 296,083,404 | 97.26 | 8,337,777 | 2.74 | 11,861,336 |
| 8 | 312,276,587 | 98.76 | 3,934,434 | 1.24 | 71,496 |
| 9 | 307,861,568 | 99.15 | 2,636,215 | 0.85 | 5,784,734 |
| 10 | 313,369,508 | 99.09 | 2,877,844 | 0.91 | 35,165 |
| 11 | 316,099,145 | 99.95 | 149,545 | 0.05 | 33,827 |
| 12 | 316,250,363 | 99.99 | 19,349 | 0.01 | 12,805 |
| 13 | 304,455,315 | 99.27 | 2,230,642 | 0.73 | 9,596,560 |

Note 1: Excludes votes withheld

Note to Editors

The resolutions voted on at the AGM today were as follows:

1. To receive the Report of the Directors and audited Accounts for the year ended 31st March 2004.

2. To declare a Final Dividend for the year ended 31st March 2004.

3. To re-elect Mr Nicholas Ritblat as a Director.

4. To re-elect Mr Robert Bowden as a Director.

5. To re-elect Sir Derek Higgs as a Director.

6. To re-elect Lord Burns as a Director.

7. To re-appoint Deloitte & Touche LLP as Auditors.

8. To authorise the Directors to fix the remuneration of the Auditors.

9. To approve by Ordinary Resolution the policy set out in the Remuneration Report.

10. As Special Business:
    To amend by Ordinary Resolution the directors' authority to allot unissued share capital or convertible securities. (Section 80 Companies Act 1985).

11. As Special Business:
To renew by Special Resolution the limited waiver of pre-emption rights attaching to future issues of equity securities. (Section 89(1) Companies Act 1985).

12. As Special Business:
To grant by Special Resolution authority to the Company to exercise its power to purchase its own shares.

13. As Special Business:
To adopt by Ordinary Resolution a new Savings-Related Share Option Scheme.

The British Land Company PLC

Press Release

10th June 2004

# £150m 6% Subordinated Irredeemable Convertible Bonds
# Notice of Early Redemption and Possible Conversion

The British Land Company PLC announces that it intends to give notice on 22nd June 2004 that it will redeem, at par, its £150 million 6% Subordinated Irredeemable Convertible Bonds (the "Bonds").

In accordance with the terms of the Bonds, notice can be given by the Company if the average Ordinary Share price attains 130% of the conversion price for a 30-day period. That target was met for the 30-day period ending on 8th June 2004.

The redemption date will be specified in the notice and will be not less than 30 days and not more than 90 days after the date of the notice.

Bondholders will continue to have the right to convert their Bonds into new Ordinary Shares of the Company until seven days prior to the redemption date.

Full details of the action to be taken by Bondholders will be provided in the notice.

Exercise in full of Bondholders' conversion rights would lead to the issue of 30 million new Ordinary Shares; the adjusted total issued share capital would be 518 million Ordinary Shares.

The Company expects that, at the current Ordinary Share price, Bondholders would elect to convert. Bondholders' rights to convert into these Ordinary Shares is fully reflected in the adjusted diluted net assets per share at 31st March 2004, which increased in the financial year by 12% to 966 pence per share.

Application will be made for the 30 million new Ordinary Shares issued as a result of the conversions to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

## Contacts

**The British Land Company PLC**

Nick Ritblat } tel: 020 7467 3417
Graham Roberts } tel: 020 7467 3421
Peter Clarke } tel: 020 7467 2885

**Finsbury Limited**

Edward Orlebar } tel: 020 7251 3801

The British Land Company PLC

Press Release

13th May 2004

## Announcement by British Land

The Nominations Committee of The British Land Company PLC has been conducting an extensive search, with the help of consultants Whitehead Mann, to select a new Chief Executive. The Board had identified a suitable candidate and thought that it had settled detailed terms with him but, very much to the Board's regret, he yesterday informed us that he had decided to withdraw for reasons not connected with British Land. The Nominations Committee has already reinstigated the search and British Land will make an announcement when the process is complete.

Chris Gibson-Smith
Chairman, Nominations Committee, The British Land Company PLC

**Contact**

Edward Orlebar
Finsbury
tel: 020 7251 3801

The British Land Company PLC

Press Release

5th April 2004

## BRITISH LAND AND ROSEMOUND ACQUIRE AT DIRFT

The British Land Company PLC and Rosemound Developments have formed a 50/50 Joint Venture and acquired from Severn Trent Property Limited 74 acres of developable land at Daventry International Rail Freight Terminal (DIRFT) at junction 18 of the M1. The land has outline planning consent for 1.4m sq ft of distribution warehouse accommodation over four sites. The Joint Venture has already submitted a detailed planning application for a 700,000 sq ft cross docked distribution warehouse unit on the DIRFT Central site. Existing occupiers at DIRFT include Eddie Stobart, Tibbett & Britten, Tesco and the Royal Mail.

Nigel Webb, Head of Development at British Land, commented "We are very pleased to have teamed up with Rosemound to acquire this well established and strategically located site with direct access onto the M1 motorway. Opportunities for large scale distribution developments are becoming more scarce, whilst occupier demand in this location is improving".

**CONTACTS**


The British Land Company PLC
Bob Bowden — Tel: 020 7467 2892

Finsbury Limited
Faeth Birch — Tel: 020 7251 3801

The British Land Company PLC

24 November 2004

**PRELIMINARY ANNOUNCEMENT BY THE BRITISH LAND COMPANY PLC**

**INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004**

- **Net asset value** per share **increased 8.6%** to **1049 pence*** (March 2004: 966 pence*), 20.7% higher than at September 2003.
- **Net assets up £450 million** to **£5,485 million*** (March 2004: £5,035 million*). Shareholders' funds are £5,265 million (March 2004: £4,669 million).
- **Portfolio valuation up £400 million,** 3.8%, to **£11,065.9 million**. Total assets under management now £12.3 billion.
- **Net rents increased** by **5.6%** to **£265.1 million** (2003: £251.0 million).
- **Underlying profit before tax up 15.1%** to **£74.8 million** (2003: £65.0 million†), before gains on assets disposals. **Profit before tax** is **£80.1 million** after gains on asset disposals of £5.3 million (2003: £86.9 million†; £21.9 million).
- **Total return** (adjusted diluted net asset value per share growth plus dividend) for the **half year** is **9.1%.**
- **Interim dividend up 8.4%** to **4.8 pence** (2003: 4.43 pence) per share, maintaining 23 years of progressive dividend growth.
- **775,700 sq ft** of **new lettings** in Central London during the year to date, including **465,000 sq ft pre-let** signed with leading risk management and insurance intermediaries **Willis Group**.

**John Ritblat, Chairman:**
"Commercial property is a highly desirable investment class, with enduring defensive qualities against the downside and plenty of upside potential. The long overdue market correction to property yields began in our last financial year and has been transformed through our gearing to deliver, over the last 12 months, an impressive 195 pence per share or 22.4% total return to our shareholders, lifting adjusted diluted net assets from 869 pence to 1049 pence per share."

**Stephen Hester, Chief Executive:**
"I am very pleased to have been selected by the Board to succeed John Ritblat as Chief Executive of the company. British Land is in great shape, and it is my aim to help the company build on its fine and distinctive record for the future."

* adjusted to exclude the capital allowance effects of FRS19 and to include, in calculating NAV, the external valuation surplus on development and trading properties and, in calculating the number of shares, diluted for all potential share issues including, at March 2004 only, the potential conversion of the Convertible Bonds (Note 16)

† restated for FRS17 Retirement Benefits (Note 1)

All figures include British Land's share of joint ventures unless stated otherwise.

10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

Press Release

## STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

Before reporting on the events of the past half-year, I am delighted to welcome Stephen Hester, who succeeds me as Chief Executive of British Land. We have split the roles and I am remaining as Chairman of the Company.

He takes over at a time when the Company is enjoying strong performance. The Net Asset Value per share has risen over the six months to 1049p on an adjusted diluted basis, an increase of 8.6%. The 3.8% portfolio improvement has added £400 million to lift fully diluted net assets to £5.48 billion. Retail warehouses were the star performers, up 9%, alone representing £125.9 million of the increase in net assets. City of London offices were up 3.2%, contributing £110 million, largely deriving from the success of our developments there.

Profits before tax were £80.1 million, reduced from the previous year only through less trading and fixed asset disposals. Underlying Profits stemming mainly from rents were up satisfactorily by over 15% at £74.8 million. We are raising the Interim Dividend by 8.4% to 4.8p per share.

Leases and leases

The flavour since 31 March, and indeed the main business feature on which I report, has been demand for our new developments, mainly in the City.

For our development at 51 Lime Street, London EC3, we now have a binding agreement to lease with Willis, the risk management and insurance intermediaries, who are taking 465,000 sq ft for 25 years without break. We already have planning consent for the site, demolition has begun, and we have submitted a detailed planning application for an amended scheme to meet the tenant's needs. The innovative design by Foster and Partners will be a striking addition to the London scene.

At Plantation Place, 30 Fenchurch Street, London EC3, Accenture had a pre-let of 375,000 sq ft. Royal & SunAlliance has taken 34,000 sq ft for their new group head offices, the Aspen Re insurance company 49,000 sq ft, and Wachovia Bank the remaining 49,000 sq ft to complete the letting of the office space there. We are making good progress, too, with leasing the 30,000 sq ft of shops, with the majority of units under offer.

At the new 10 Exchange Square, Broadgate, London EC2, Herbert Smith has taken 43,500 sq ft, and an additional 25,000 sq ft is now under offer to another tenant.

Elsewhere at Broadgate we are fully leased, having entirely refitted an office floor at 155 Bishopsgate which has been let to HBOS (38,600 sq ft). At 6 Broadgate, 12,600 sq ft have been leased to the U.S. company Ambac for its new London head offices. UBS Global Asset Management has taken the entire 70,000 sq ft of 3 Finsbury Avenue. At Exchange House, F&C Management have taken 20,500 sq ft.

In the West End the office space at 350 Euston Road, Regent's Place, London NW1 is fully let, following recent leases to the General Medical Council (48,000 sq ft) and Balfour Beatty (15,500 sq ft). Not merely 350 Euston Road, but all the Regent's Place office space is leased, and we are moving forward to the next two phases there, totalling 1.2 million sq ft, on which we are already engaged in the planning process.

In Ireland the leading fashion retailers, H&M, have taken 14,000 sq ft for their Dublin flagship store at the ILAC Centre in the rapidly improving Henry Street area. This venture with Irish Life is managed by our Irish subsidiary.

Development

Completed developments since 31 March have added over 1.1 million sq ft to the portfolio, mainly in the City of London, and are already 68% let. We continue to push forward with the programme, and our exciting proposal for a 601,000 sq ft, 47 storey tower at 122 Leadenhall

Street, London EC3 has received a Resolution to Grant detailed planning consent from the Corporation of the City of London.

Portfolio Activity

As ever, activity within the portfolio has been substantial, much of it taking place after 30 September, with sales since 31 March, including those in joint ventures, amounting to £321 million, and purchases involving £644 million.

The main items among the sales were 100 New Bridge Street, Watling House, Cannon Street and Standard House, Bonhill Street, in the City of London and the Swiss Centre in Leicester Square, London W1.

A major purchase was the 500,000 sq ft Queensmere and Observatory Shopping Centres with 1,600 car spaces and 65,000 sq ft of offices in the centre of Slough. We already own the linking 80,000 sq ft Allders store and we see considerable scope for management initiatives to increase the value of the entire investment. Much of our £5.8 billion retail portfolio is located in the most sought-after out-of-town sectors, but we also have a significant in-town presence, and add to it when interesting opportunities like this arise.

Following our successful partnership with Scottish & Newcastle, during which we profitably sold 328 of the 330 pubs we jointly owned (with only two remaining), we have acquired a new portfolio of 65 high quality pubs from Spirit Group. There were in addition numerous smaller transactions, buys and sells, forming part of our continuing active management.

Finance

In financing we have added or renewed £730 million in banking facilities, with availability now standing at £1.2 billion and further financing lines in course. Our new borrowing covenant gives the Company great flexibility to choose between secured and unsecured elements in structuring its debt, as it sets a 70% maximum ratio for unsecured debt to unencumbered assets. It also provides equality of treatment for all unsecured lenders.

Conversion of the 6% Subordinated Irredeemable Convertible Bonds into 30 million new Ordinary Shares has been accomplished. 84% of the Group's debt was fixed or capped, the weighted average rate was 6.51% and the average maturity was 13.8 years.

Other Topics

More and more investors recognise the long-term attractions of investing in property. As I have indicated previously, this return to the sector was sure to follow the stock market shakeout from its bubble at the start of the new millennium. Commercial property is a highly desirable investment class, with enduring defensive qualities against the downside and plenty of upside potential. The long overdue market correction to property yields began in our last financial year and has been transformed through our gearing to deliver, over the last 12 months, an impressive 195 pence per share or 22.4% total return to our shareholders, lifting adjusted diluted net assets from 869 pence to 1049 pence per share.

The perceptive investor knows that strategic patience is an important attribute for making money in our business, where timing is all-important. The Swiss Centre sale, where we gradually increased our ownership over time before selling, is one obvious example: another is Plantation Place, where it took a good few years to assemble the site and achieve vacant possession of the principal property on a timely basis and on sensible terms. While we expanded the site, we retained income from the existing buildings for as long as possible until demolition, thus financing holding costs. Throughout this long process we secured a series of progressively improved planning consents to take advantage of changing conditions and maximise value for shareholders. More haste can often mean less profit in the property business.

We are waiting to hear the outcome on two major Government topics at the moment. Real Estate Investment Trusts are now available in numerous countries with well-developed and sophisticated property markets, and we hope that we will shortly hear that Britain will join them. We are quick on our feet if it suits and will turn on a dime to adapt to new circumstances as they arise.

The other topic is the upward only rent review clause. Some of the statistical analysis has been revised and the revision shows that there are plenty of choices for tenants. We know that there are also plenty of negotiating skills among the tenants, who are certainly not patsies. Research findings on the increase both in the availability of short-term leases and in the large proportion of leases that have no rent review clauses at all, show that there is a level playing field in this currently free and constantly adapting market.

Prospects

The property market has prospered in recent years for those who are doing the right things in the right places, but it is no longer possible to assume that mere ownership of real estate will suffice. Tenants are now much more sophisticated and therefore more demanding, so a market may have substantial availability yet not meet tenants' needs. The first requirement for tenants is the location of their choice in new and well designed modern buildings, which can secure good rents in spite of an apparent overhang of non-competitive space.

Stringent portfolio selection, with ever greater awareness of ever changing tenant needs, must be the way forward. Management's skill is to have properties of high quality in the locations and sectors when and where they will be wanted, bringing the rewards of growth to our shareholders, who benefit also from the liquidity in the stock market which a company of British Land's size can provide.

We have a strong all-round property team, seasoned in investment and development, management, leasing and finance.

## FINANCIAL HIGHLIGHTS

| Profit and Loss Account | Six months to 30 September 2004 | Six months to 30 September 2003† |
|---|---|---|
| Net rental income | **£265.1m** | £251.0m |
| Net rental income (Group) | **£231.9m** | £209.4m |
| Net interest payable | **£171.7m** | £163.9m |
| Profit on property trading and disposal of fixed assets | **£5.3m** | £21.9m |
| Underlying profit before taxation* | **£74.8m** | £65.0m |
| Profit before taxation | **£80.1m** | £86.9m |
| Tax charge | **£14.0m** | £11.4m |
| Adjusted diluted earnings per share | **12.9 pence** | 15.4 pence |
| Diluted earnings per share | **12.7 pence** | 15.2 pence |
| Dividend per share | **4.80 pence** | 4.43 pence |

* profit before taxation less profit on property trading and disposal of fixed assets
† restated for FRS 17 Retirement Benefits

| Balance Sheet | 30 September 2004 | 31 March 2004 |
|---|---|---|
| Total properties* | **£11,065.9m** | £10,639.4m |
| Adjusted net assets+ | **£5,461.5m** | £4,877.3m |
| Net assets | **£5,265.0m** | £4,669.4m |
| Adjusted diluted net asset value per share+ o | **1049 pence** | 966 pence |
| Diluted net asset value per share o | **1027 pence** | 944 pence |
| Group: | | |
| Debt / equity ratio | **90%** | 100% |
| Mortgage ratio (debt / property & investments) | **46%** | 48% |

* pre adjustments for UITF 28 (note 7)
\+ adjusted to exclude the capital allowance effects of FRS 19 and to include the external valuation surplus on development and trading properties
o diluted for outstanding share options and share awards (and, at March 2004, for the potential conversion of the Convertible Bonds)

**Total Return** (adjusted diluted net asset value per share growth plus dividend) for the six months **9.1%** (2003: 1.7%).

| **Financing statistics** (Group) | 30 September 2004 | 31 March 2004 |
|---|---|---|
| Net debt | **£4,936.4m** | £4,866.8m |
| Weighted average debt maturity | **13.8 years** | 16.9 years |
| Weighted average interest rate | **6.51%** | 6.38% |
| % of net debt at fixed / capped interest rates | **84%** | 84% |
| % of gross debt ringfenced with no recourse to other Group companies/assets | **64%** | 64% |
| Interest cover (net rents / net interest) | **1.51x** | 1.55x |
| Cash and available committed facilities | **£2,364.9m** | £2,149.6m |
| - of which drawn | **£1,200.8m** | £1,011.0m |

All figures include British Land's share of joint ventures unless stated otherwise.

## FINANCIAL REVIEW

### Financial Highlights

Adjusted diluted net assets per share rose 8.6% in the six months to 1049 pence primarily as a result of the underlying 3.8% uplift in the portfolio value, which contributed to NAV growth due to the effect of gearing.

Underlying profits rose 15.1% as new lettings and increased rents at review added £7.2 million.

Our financial risks have been well contained over this period with our 85% fixed/capped hedging strategy limiting the impact of interest rate rises and our conservative approach to speculative development limiting the impact of empty space. Our letting success in Central London, particularly at Plantation Place, will immediately contribute in the second half of this year.

The dividend is up 8.4% to 4.8 pence per share.

### Financial Results

The principal transactions impacting the shape of the profit and loss account and balance sheet included the buy out of GUS plc's interest in BL Universal, taking control of BVP Developments, the formation of The Scottish Retail Property Limited Partnership and the investment in Songbird Estates PLC.

Gross rental income for the six months to September 2004, including our share of joint ventures, increased by 6.4% to £288.0 million (2003: £270.6 million). Group gross rents increased £25.5 million (11.3%), whereas our share of joint ventures gross rents declined by £8.1 million (18.4%). Group net rental income for the period rose 10.7% to £231.9 million (2003: £209.4 million) principally due to the buyout of GUS PLC's interest in BL Universal (£20.1 million) and new lettings and rent reviews (£7.2 million).

British Land's share of joint venture operating profits reduced by 13.6% to £33.8 million (2003: £39.1 million), reflecting the changes in ownership of joint ventures described above.

Administrative expenses for the half year of £22.4 million (2003: £21.2 million) include the expense of the Group's stock option and share incentive plans. On an annualised basis we continue to operate efficiently with administration costs at only 0.4% (2003: 0.4%) of the portfolio value.

Profit before tax is £80.1 million (2003: £86.9 million). Profits on sale of fixed assets in the six months amounted to £4.7 million (2003: £15.9 million) and trading profits £0.6 million (2003: £6.0 million). Underlying profit before tax, excluding these items, increased by 15.1% to £74.8 million (2003: £65.0 million).

The tax charge for the six months is £14.0 million, an effective rate of 17.5% (2003: £11.4 million, 13.1%).

Adjusted diluted earnings per share is 12.9 pence (2003: 15.4 pence). Earnings per share is 13.2 pence (2003: 15.5 pence).

Adjusted diluted net assets per share increased by 8.6% to 1049 pence, from 966 pence at 31 March 2004. Revaluation of properties and investments contributed 76.4 pence per share and retained earnings 7.4 pence per share. Diluted net assets per share is 1027 pence (31 March 2004: 944 pence).

## Financing and Capital Structure

Approximately 50% of the Group's property value is financed by borrowings from a diverse variety of sources and with a spread of maturity dates. The Group's financial risk management policy is to maintain approximately 85% of debt at fixed and capped rates with debt taken out under a range of maturities, including long-term facilities in order to balance the Group's income profile from its long lease lengths. These policies concentrate economic exposure to the property market and our portfolio's performance, and minimise exposure to short to medium-term interest rate movements. The Group borrows using fixed and floating rate debt and uses derivatives to produce the desired interest rate profile for the Group's finances.

At 30 September 2004 Group net debt is £4,936.4 million (31 March 2004: £4,866.8 million). Securitisations account for 58% of net debt and are non-recourse to the Group. Net debt including our share of joint ventures debt is £5,371.5 million (31 March 2004: £5,396.6 million). The joint ventures are separately financed with no recourse to British Land.

The Group's mortgage ratio is 46% (31 March 2004: 48%). The mortgage ratio including the Group's share of joint venture debt is 48% (31 March 2004: 51%).

The Group's weighted average interest cost is 6.51%, of which 84% is at fixed or capped rates of interest, with a weighted average debt maturity of 13.8 years (31 March 2004: 16.9 years). The reduction in weighted average debt maturity is mainly the result of the conversion of the 6% Subordinated Irredeemable Convertible Bonds.

At 30 September 2004 the market value of net debt and interest rate derivatives is £427.5 million more than their book values. Much of the decrease of £56.8 million from 31 March 2004 (£484.3 million) is a result of the conversion of the £150 million 6% Subordinated Irredeemable Convertible Bonds into ordinary shares.

| **Financing Statistics (Group)** | **30 September 2004** | 31 March 2004 |
|---|---|---|
| Net debt | £4,936.4 | £4,866.8m |
| Weighted average debt maturity | 13.8 years | 16.9 years |
| Weighted average interest rate | 6.51% | 6.38% |
| % of net debt at fixed/capped interest rates | 84% | 84% |
| % of gross debt ringfenced with no recourse to other Group companies/assets | 64% | 64% |
| Interest cover (net rents/net interest) | 1.51x | 1.55x |
| Mortgage ratio (debt / property & investments) | 46% | 48% |
| Cash and available committed bank facilities, | £2,364.9m | £2,149.6m |
| of which drawn | £1,200.8m | £1,011.0m |
| **Financing Statistics (Group and share of joint ventures)** | **30 September 2004** | 31 March 2004 |
| Net debt | £5,371.5m | £5,396.6m |
| Weighted average debt maturity | 13.0 years | 15.7 years |
| Mortgage ratio | 48% | 51% |

## Securitisations

On 20 September 2004 Exchange House was released from the security pool that supports the Broadgate securitisation. The release of Exchange House adds over £300 million to the Group's unencumbered assets.

## 6% Subordinated Irredeemable Convertible Bonds

Following the Group's announcement on 10 June 2004 that it planned to redeem, at par, its £150 million 6% Subordinated Irredeemable Convertible Bonds, all the bonds converted into

ordinary shares. This led to the issue of 30 million new ordinary shares. As a result, the final dividend for the year ended 31 March 2004 increased by £2.5 million. The interest saving from 1 April 2004 is £9 million per annum.

**Dividend**

The directors declare an interim dividend of 4.8 pence per share payable on 18 February 2005. This represents an increase of 8.4% over the 2003 interim dividend of 4.43 pence per share and is in line with our policy of progressive dividend growth.

**Cash Flow**

Profits after interest, tax and working capital movements generated a positive operating cash flow for the six months of £65.2 million (2003: £65.9 million). The Group has been a significant net investor during the half year with property acquisitions, developments and investment expenditure amounting to £236.5 million. Property and investment disposals by the Group realised cash of £16.4 million.

**Canary Wharf**

During the six month period the Group acquired a 15.8% interest in the AIM listed Songbird Estates PLC ("Songbird") for a consideration of £97.1 million. Songbird acquired 66.3% of the Canary Wharf Group PLC in a leveraged takeover. Songbird's first financial reports are scheduled to be for the period to 31 December 2004. Songbird is shown as an investment and is valued at £97.1 million at 30 September 2004. The Group has yet to receive any dividend income.

**Subsequent Transactions**

Since 30 September 2004 the Group has completed a number of significant transactions. The Queensmere and Observatory Shopping Centres in Slough were acquired for £192 million, 65 high quality pubs were purchased for £174 million from Spirit Group who will continue to occupy and operate these pubs on a 30 year lease. The Swiss Centre was sold for a price of £47 million, some £12 million in excess of its 31 March 2004 book value.

**Accounting Policies**

At 31 March 2004 the Group fully adopted Financial Reporting Standard (FRS 17) 'Retirement Benefits' and Financial Reporting Standard (FRS 20) 'Share-based payment'. The 2003 comparative amounts in this interim statement have been restated to reflect these changes.

The adoption of FRS 17 has no impact on profit for the half year (2003: decrease £0.1 million). The Group has recorded a net pension asset of £0.1 million (31 March 2004: £0.1 million) which represents only 0.002% of the Group's adjusted net assets, reflecting the Group's small employee numbers and payroll costs.

The impact of FRS 20 is immaterial and hence no prior year adjustment is necessary.

**International Accounting Standards**

International Accounting Standards (IAS) will be applied, as required for all European Union listed companies, for our financial year ending 31 March 2006. Whilst of course the Group's cash flows will be unaffected by the introduction of IAS, the new standards will represent a fundamental change in accounting and reporting. The Group has been working towards the implementation of IAS for some two years and is well advanced in its plans to meet the challenges of IAS implementation. Work performed to date includes the ongoing detailed assessment of the impact of IAS, training of staff on IAS and updating of systems and methodologies to ensure IAS compliance.

The Group intends to provide guidance as to the accounting impact of IAS at a seminar for analysts to be held on 25 January 2005. The materials from this seminar will be available on the Group's website www.britishland.com immediately thereafter. The Group will present its 31 March 2005 results under IAS next summer following publication of the Group's 31 March 2005 UK GAAP annual results. The principal areas where IAS differs from UK GAAP, affecting the Group's results are shown below.

**Property Accounting**

Property valuation movements are recorded in the profit and loss account under IAS rather than the UK GAAP treatment where such movements are accounted as movements in reserves. This will lead to an increased volatility in reported profits.

The treatment of lease incentives under IAS is different in that such incentives are spread in the profit and loss account to the earlier of the first lease break or the end of the lease whereas under UK GAAP they are spread to the first open market rent review. This will lead to different phasing of recognition of gross rental income, to recognise income earlier than currently and to amortise costs over a longer period.

In the case of head leases on the Group's leasehold properties, IAS will require a financial liability and corresponding asset to be recognised in the balance sheet. Currently the financial effect of head leases is reflected by our valuers as a deduction from their valuations. The net asset effect of this change is not expected to be material.

The definitions of finance and operating leases are different between UK GAAP and IAS. Where a lease is classified as a finance lease it will be shown as a financial asset rather than as a property. Buildings subject to such leases will not be revalued and an element of the rents paid by tenants will be accounted for as repayment of loans rather than income. The Group expects that virtually all its leases will be operating leases.

**Deferred Tax Accounting**

UK GAAP does not permit deferred tax to be recognised where a business is not obliged to pay more tax at a future date. IAS on the other hand requires provision for all taxable and deductible differences between book values for tax purposes and accounting book values that are not 'permanent' timing differences. The effect of this change will be to reduce net assets.

The most significant such difference for British Land is between the base costs for tax purposes of its properties and its share of properties held by joint ventures, and the accounting book values which include material revaluation adjustments. Tax payments will arise only if British Land sells those assets and the amount of tax crystallised will reflect the price received at the time, the structure of the transaction, any tax benefits available such as loss relief and benefits derived from the tax position of the purchaser or of the Group at that time. None of these mitigating factors are accurately quantifiable where no transaction is in contemplation or negotiation, accordingly the provision to be booked under IAS will not represent an amount which the company expects to pay. Substantial deferred tax movements will appear in the profit and loss account, reflecting deferred tax arising on valuation changes.

**Derivatives**

British Land uses derivatives to manage its interest rate risk. In accordance with UK GAAP British Land's derivatives are not valued when they are hedges and any income or costs are recognised in the profit and loss account consistently with the underlying hedged transaction. IAS requires all derivatives, whether cash flow hedges or fair value hedges, to be carried at their fair values in the balance sheet. The disclosures in note 14 to the interim statement shows the fair values of the Group's derivatives. The hedge accounting provisions of IAS 39 reduce the sensitivity of the profit and loss account to movements in the fair values of cash flow hedge derivatives. IAS prescribes a number of stringent tests to determine whether or

not derivatives qualify as effective hedges. The Group expects to account for its current portfolio of interest rate derivatives as effective hedges.

**Dividends**

Unlike UK GAAP which requires proposed final dividends to be accrued, IAS only permits recognition of the liability to pay a final dividend when this has been approved by the shareholders. This will lead to a one off increase in net asset value by the net cost of the proposed dividend.

## PORTFOLIO HIGHLIGHTS

| Portfolio Valuation by Use | Group £m | JVs† £m | Total £m | Portfolio % | Uplift* % |
|---|---|---|---|---|---|
| **Offices** | | | | | |
| City | 3,470.1 | 98.9 | 3,569.0 | 32.3 | 3.2 |
| West End | 683.4 | 38.7 | 722.1 | 6.5 | 3.6 |
| Business parks & Provincial | 240.1 | 8.8 | 248.9 | 2.2 | 3.0 |
| Development | 226.2 | 3.2 | 229.4 | 2.1 | 7.5 |
| **All offices** | **4,619.8** | **149.6** | **4,769.4** | **43.1** | 3.4 |
| **Retail** | | | | | |
| Shopping centres | 1,748.2 | 397.0 | 2,145.2 | 19.4 | 3.3 |
| Superstores | 1,263.8 | 181.0 | 1,444.8 | 13.1 | 0.7 |
| Retail warehouses | 1,258.5 | 262.0 | 1,520.5 | 13.7 | 9.0 |
| High street | 466.9 | 158.3 | 625.2 | 5.6 | 5.7 |
| Development | 17.0 | 2.2 | 19.2 | 0.2 | 1.1 |
| **All retail** | **4,754.4** | **1,000.5** | **5,754.9** | **52.0** | 4.3 |
| **Industrial and distribution** | **156.0** | **30.9** | **186.9** | **1.7** | 2.1 |
| **Residential** | **254.6** | **2.0** | **256.6** | **2.3** | 0.2 |
| **Leisure** | **59.6** | **12.7** | **72.3** | **0.7** | 9.5 |
| **Other development** | | **25.8** | **25.8** | **0.2** | 14.1 |
| **Total** | **9,844.4** | **1,221.5** | **11,065.9** | **100** | **3.8** |

† British Land's share

* including valuation movement in developments, purchases and capital expenditure, and excluding sales

**Total assets** under management **£12.3 billion**, including partners' shares of joint ventures.

| Current Reversions (excluding developments) | Annualised Net Rents £m | Reversionary income (5 years) £m | Current yield % | Reversionary yield (5 years) % |
|---|---|---|---|---|
| **Offices** | | | | |
| City | 177.4 | 59.2 | 5.0 | 6.6 |
| West End | 39.4 | 5.2 | 5.5 | 6.2 |
| Business parks & Provincial | 18.7 | -0.3 | 7.5 | 7.4 |
| **All offices** | **235.5** | **64.1** | **5.2** | **6.6** |
| **Retail** | | | | |
| Shopping centres | 112.0 | 15.1 | 5.2 | 5.9 |
| Superstores | 79.4 | 3.2 | 5.5 | 5.7 |
| Retail warehouses | 75.3 | 10.6 | 5.0 | 5.7 |
| High street | 33.6 | 4.3 | 5.4 | 6.1 |
| **All retail** | **300.3** | **33.2** | **5.2** | **5.8** |
| **Industrial and distribution** | **10.4** | **1.9** | **5.6** | **6.6** |
| **Residential** | **14.2** | **0.1** | **5.5** | **5.5** |
| **Leisure** | **4.6** | **0.4** | **6.4** | **6.9** |
| **Total** | **565.0** | **99.7+** | **5.2** | **6.2** |

\+ £55.7 million contracted under expiry of rent free periods and minimum rental increases.

| **Long Lease Profile** (excluding residential* & developments) | **Weighted average lease term, years** to expiry | to first break | **Vacancy rate** % |
|---|---|---|---|
| **Offices** | | | |
| City | 14.4 | 12.7 | 10.0+ |
| West End | 13.8 | 11.5 | 3.0 |
| Business parks & Provincial | 12.4 | 7.5 | 2.0 |
| **All offices** | **14.2** | **12.2** | **8.3+** |
| **Retail** | | | |
| Shopping centres | 15.3 | 14.8 | 3.2 |
| Superstores | 22.0 | 22.0 | 0.0 |
| Retail warehouses | 16.8 | 16.4 | 1.1 |
| High street | 26.2 | 23.5 | 1.7 |
| **All retail** | **18.8** | **18.2** | **1.8** |
| **Industrial and distribution** | **14.8** | **13.6** | **9.9** |
| **Leisure** | **43.3** | **42.2** | **2.4** |
| **Total** | **16.9** | **15.7** | **4.6+** |

includes joint ventures

* predominantly let on short leases

+ lettings achieved since 30 September 2004 at recently completed developments have reduced the City offices vacancy rate to 7.7% and the total vacancy rate to 3.9%

| **Security of Income** (from 30 September 2004) | **% of income remaining at:** expiry | first break |
|---|---|---|
| 5 years | 93.5 | 88.1 |
| 10 years | 79.1 | 69.2 |
| 15 years | 54.8 | 48.4 |

includes joint ventures

assumes no re-letting after first break or expiry

**Tenant Risk Profile: 89%** of rental income is rated at **negligible, low and low/medium risk,** by IPD using Experian Stress Score.

**Development Programme**

| | | Net Area sq m | Rent (est) pa | Construction cost | Cost to Complete |
|---|---|---|---|---|---|
| Completed | Total | 104,070 | £42.6m | £321.1m | - |
| | British Land Share | | £41.6m | £316.6m | - |
| **Committed** | **Total** | **49,040** | **£22.4m** | **£175.2m** | **£166.3m** |
| | British Land Share | | £22.4m | £175.2m | £166.3m |
| Development prospects | Total | 586,980 | £161.3m | £1,276.8m | £1,245.3m |
| | British Land Share | | £157.0m | £1,250.4m | £1,219.0m |

## PROPERTY REVIEW

Property is continuing to be an attractive investment class, combining a regular income flow from committed rents with longer term capital appreciation from rental growth and/or tightening of yields. Institutional and private investor demand has increased substantially across all property sectors.

### Valuation: up 3.8%, adding £400 million

The external valuation of the British Land portfolio, including its share of joint ventures at 30 September 2004 was £11,065.9 million, an increase in the six months since 31 March 2004 of 3.8% (£400 million: including the valuation movement in developments, purchases and capital expenditure, and excluding sales).

Values have increased in every sector of the portfolio. Our retail assets have risen by 4.3% in the six months: retail warehouses continue to outperform, ahead 9% and high street shops are up 5.7%. The office portfolio increased in value by 3.4%, with the City, despite a testing letting market, putting on 3.2% primarily due to the quality of the properties and the successful letting of the developments.

Details of the valuation by use and data for the portfolio's long lease profile and current reversions are shown on the tables at the front of this section. Due to negotiation of new long leases and active management, the weighted average lease term has been maintained at 16.9 years (15.7 years to first break).

The majority of the property valuations were carried out by ATIS REAL Weatheralls, whose commentary on the commercial property market follows this review.

### Activity: *investment in preferred sectors*

**Purchases of £153 million,** including joint venture properties, were completed during the six months to September 2004, and acquisitions of a **further £491 million** of property were completed in October 2004. Principal transactions were:

- the investment of £97.1 million in Songbird Estates plc, representing 15.8% of the consortium which acquired 66.3% of Canary Wharf Group PLC;

- the Queensmere and Observatory Shopping Centres, two adjacent freehold covered malls forming the major part of the retail centre in Slough, purchased in October for £192 million. The Centres provide 52,490 sq m (565,000 sq ft) of prime shopping with an office element, plus two car parks with 1,600 spaces. Tenants include Littlewoods, Woolworths, New Look, Top Shop, Primark, TK Maxx and Argos. The major Marks & Spencer store links to Queensmere and has a return frontage to the scheme. British Land already owns the 7,430 sq m (80,000 sq ft) Allders anchor department store which also links to Queensmere. We believe there is considerable scope for improvement of these investments through asset management initiatives;

- 65 freehold public houses were acquired from Spirit Group for £174 million. Spirit, the largest and leading managed pub operator in the UK, will continue to occupy the properties on a 30 year lease with minimum annual rental uplifts for 20 years, but with a landlord's option to revert to open market rents from year 15. This purchase adds to the leisure portfolio good quality public houses, with a higher average lot size than our previous pub investments and offers asset management opportunities to enhance value;

- 223 residential units purchased during the year to date for £35 million. These are in the main forward purchases of developments acquired at a discount to final retail prices;

- the joint venture BL Davidson Limited acquired the 50% interest it did not already own in four high quality retail parks and a new industrial/warehouse development, together valued at £122 million.

**Sales of £274 million**, including joint venture properties, completed in the six months to September at **£15 million above valuation**, with a **further £47 million** completed in October, also significantly above March valuation. Principal transactions were:

- the joint venture BL West Limited sold the City office properties at 100 New Bridge Street and Watling House, Cannon Street, London EC2 for £151 million. We considered these two particular properties had medium term risk to capital value due to their lease and rent profiles. Accordingly, these sales were based on stock selection criteria and do not reflect any change in strategy; we remain confident in the City office market;

- the joint venture BL Davidson Limited sold offices at Bonhill Street, EC2 and smaller office properties in EC1, SE1 and W1 for a total of £59 million. These secondary properties achieved £8.8 million above valuation;

- 32 residential units sold for £11 million;

- 17 public houses sold for £22 million from the remaining portfolio held by the joint venture with Scottish & Newcastle plc;

- The Swiss Centre, Leicester Square, London W1 was sold in October for £47 million. This mixed use freehold property in a prime position on Leicester Square was acquired by British Land in phases, reaching 100% ownership in 1999. Since then, our asset management strategy has been to 'empty' the building, including the relocation of the Swiss Tourism Office, in order to be able to offer effective vacant possession to potential purchasers. Income in the meantime was generated by short term lettings. The sale price realised £12 million in excess of the March valuation.

**Developments: letting success**

The projects in progress at March 2004 have all completed, **on time and within budget**. In what has been a testing market, we have achieved considerable letting success at these high quality office developments.

Plantation Place, 30 Fenchurch Street, EC3 was launched in July 2004 and all the office space has already let at headline rents of £46-54 per sq ft: Accenture had a pre-letting of 34,840 sq m (375,000 sq ft); Royal and SunAlliance has taken 3,160 sq m (34,000 sq ft) as new group head offices; 4,550 sq m (49,000 sq ft) is let to Aspen Re, an international insurance company and 4,550 sq m (49,000 sq ft) is let to Wachovia, a major US bank.

Following the success of Plantation Place, marketing has commenced for Plantation Place South, 60 Great Tower Street, EC3. At the recently completed building at 10 Exchange Square, Broadgate, EC2, following the letting of 4,000 sq m (43,500 sq ft) to Herbert Smith, solicitors, the remaining 11,180 sq m (119,000 sq ft) of new offices has been launched to the market and currently a further 2,320 sq m (25,000 sq ft) is under offer.

**Completed Projects, since 31 March 2004**

| Project | Prime Use | Size sq m | Rent, pa total estimated | Rent, pa of which let | Cost[1] |
|---|---|---|---|---|---|
| **Plantation Place** | Offices | 50,170 | £27.0m | £26.0m | £198.7m |
| **Plantation Place South** | Offices | 14,950 | £6.7m | £0.1m | £60.2m |
| **10 Exchange Square** | Offices | 15,180 | £7.0m | £2.0m | £53.2m |
| **Thatcham, Berks**[2] | Distribution | 23,770 | £1.9m | | £9.0m |
| | | 104,070 | £42.6m | £28.1m[3] | £321.1m |
| **British Land share:** | | | **£41.6m** | **£28.1m** | **£316.6m** |

[1] Construction cost
[2] BL Gazeley joint venture
[3] further lettings under offer at £1.8 million pa

We are pleased to have reached agreement for a pre-let with Willis Group, the leading risk management and insurance intermediaries, for a new development at 51 Lime Street, EC3. An application has been made to amend the existing planning consent and customise the buildings to meet the requirements of the tenant, with a target date for first completion at the end of 2006. The development will provide Willis with 43,200 sq m (465,000 sq ft) of high quality accommodation under a 25 year lease (without break). There are no take backs of property vacated by Willis nor any put backs should their space requirements change.

**Committed Projects**

| Project | Prime Use | Size sq m | Rent (est) pa | Cost[1] | PC[2] (est) | Pre-lettings (sq m) |
|---|---|---|---|---|---|---|
| **51 Lime Street, EC3** | Offices | 44,120 | £21.4m | £166.8m | Q4 2006 | Willis (43,200) |
| **Blythe Valley Park, Solihull** | Business Park | 4,920 | £1.0m | £8.4m | Q4 2005 | |
| | | 49,040 | £22.4m | £175.2m | | £21.0m pa (94%) |
| Cost to complete: | | | | £166.3m | | |

[1] Construction cost
[2] Practical completion of construction

Development prospects, as shown on the table below, are those sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation. At Ludgate, EC4, demolition has been completed and substructure works commenced. At York House, W1, demolition is in progress in preparation for an office and residential scheme.

A Resolution to Grant detailed planning consent was made by the City of London Corporation for the new 47 storey tower at 122 Leadenhall Street, EC3, a spectacular but practical design by Richard Rogers to provide 55,870 sq m (601,000 sq ft) of office accommodation. The existing building on that site is presently held as an income producing investment and a decision to proceed with redevelopment will only be taken when circumstances are favourable. Although we have planning consent for 201 Bishopsgate, EC2 we intend to seek a revised consent for a larger development of a tower building together with a low rise building centred around a new piazza.

**Development prospects, as at 30 September 2004**

| Project | | Principal Use | Size sq m | Planning status |
|---|---|---|---|---|
| **Ludgate West, EC4** | | Offices | 11,670 | Detailed |
| **York House, W1** | | Offices | 12,830 | Detailed |
| **201 Bishopsgate, EC2** | | Offices | 69,360 | Detailed |
| **122 Leadenhall Street, EC3** | | Offices | 55,870 | Resolution to Grant |
| **Regent's Place, NW1** | | | | |
| **(North-East quadrant)** | | Offices/Residential | 56,500 | Pending |
| **(Osnaburgh Street site)** | | Offices/Residential | 50,720 | Pending |
| **Daventry, East and Central**[1] | | Distribution | 123,530 | Outline/Detailed |
| **Blythe Valley Park, Solihull** | | Business Park | 69,390 | Outline/Detailed |
| **Theale, Reading**[2] | | Residential | 26,260 | Pending |
| **Redditch, Worcestershire**[3] | | Distribution | 34,890 | Outline/Detailed |
| **Meadowhall Casino Complex** | | Leisure | 40,240 | Pending |
| **Dumbarton** | | Retail | 1,860 | Detailed |
| **New Century Park, Coventry** | | Offices | 33,860 | Outline |
| | | | 586,980 | |
| Total: | Rent (est) | £161.3m | Cost[4] | £1,276.8m |
| British Land share: | | £157.0m | | £1,250.4m |

[1] BL Rosemound joint venture (DIRFT – Daventry International Rail Freight Terminal)
[2] Countryside Properties has a participation through a Development Agreement
[3] BL Gazeley joint venture
[4] Construction cost

## Property asset management: more new lettings

In addition to the significant lettings of the recently completed developments, we have agreed new leases at Broadgate, EC2: an entire refitted floor of 3,590 sq m (38,600 sq ft) in 155 Bishopsgate has been let to HBOS; 1,900 sq m (20,500 sq ft) in Exchange House has been let to F&C Management; and 1,170 sq m (12,600 sq ft) at 6 Broadgate has been refitted and let to Ambac, a major US financial group, for its new London head offices. Broadgate offices (apart from the newly completed 10 Exchange Square), comprising 355,000 sq m (almost 4 million sq ft), are fully let.

At Regent's Place, NW1 we have completed leases at 350 Euston Road of 4,500 sq m (48,000 sq ft) to the General Medical Council and 1,440 sq m (15,500 sq ft) to Balfour Beatty, resulting in all office space at Regent's Place being fully let.

In the six months to 30 September, across the entire portfolio (including joint ventures) a total of 86 rent reviews produced an increase in rents of some £4.5 million pa, up 18% overall on the previous passing rents. Lease renewals and new leases, a total of 130 transactions, will increase rent by £33.9 million pa over the next three years.

At the ILAC Shopping Centre, Dublin, owned in conjunction with Irish Life, we entered into an agreement to lease 1,300 sq m (14,000 sq ft) on two trading levels to provide a flagship store for H&M, one of Europe's leading fashion retailers. This transaction involves the remodelling of the principal Mary Street entrance, being the first element of the proposed phased refurbishment of the Centre.

Tenant mix has been improved and rental income increased as a result of asset management initiatives at the Peacocks Centre, Woking. The food court has been modernised and the customer facilities upgraded, together with the creation of additional retail space. A new unit of some 650 sq m (7,000 sq ft) has been formed by the amalgamation of three units, significantly increasing footfall and improving this area of the scheme. A new 1,300 sq m (14,000 sq ft) unit is being constructed and is pre-let to Tesco to trade as a Metro store.

At Meadowhall, following on from the completed refurbishment and extension of the Oasis, we are now upgrading The Lanes with new ceilings, lighting and flooring. We are planning further enhancements including remodelling of balconies, renewal of ceiling finishes, improved lighting, decoration and air handling of the whole Centre, to create a better

shopping environment. These works will be phased over the next three years to allow uninterrupted trading.

Within the next five years, **further rents of £99.7 million pa** are expected from the existing investment portfolio, of which **£55.7 million pa is already contracted**, resulting from the expiry of rent free periods and minimum rental increases. Additional income will be generated from the development programme, outlined above.

| **Further rent** | **Total £m** | **of which contracted £m** |
|---|---|---|
| Annualised net rents, 30 September 2004 | 565.0 | 565.0 |
| Reversion*, 5 years | 99.7 | 55.7 |
| Committed developments | 22.4 | 21.0 |
| Development prospects | 157.0 | |
| Total | 844.1 | **641.7** |

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by independent valuers)

**Portfolio sectors: 52% retail, 43% offices**

**Out of town retail represents 77%** of the retail portfolio, with the balance being in selected good high street locations and main provincial town centre shopping schemes, where we consider the long term investment prospects are sound. Out of town shopping is continuing to achieve an increasing share of total retail spend (although growing at a lower pace recently). Our retail warehouses have performed well. Retailers are keen to take space in these locations and this demand, together with potential to improve the properties through asset management initiatives coupled with a restrictive planning regime, offers good prospects for growth in rents and values.

The superstores, where we calculate that we are one of the largest owners in the UK, other than the operators themselves, are also in demand from retailers who continue to require more and larger stores, where a wider range of goods can be sold, particularly clothes and household goods where profit margins are higher. Our superstore portfolio is well positioned in this trend with an average size of 6,500 sq m (70,000 sq ft) and 81% of the stores are over 3,700 sq m (40,000 sq ft).

**Central London offices form 94%** of the office sector of the portfolio, with high quality buildings in the best locations, let on long leases with contracted rents from strong covenants. The notable successes in achieving lettings in what has been a difficult market are, in the main, due to the quality and location of our product, designed to meet the needs of the modern tenant. These lettings will contribute significant additional rental income and are an encouraging confirmation of the improving take up in the market and increasing tenant demand for the best quality office space. We consider that these factors, coupled with very limited new supply, should result in vacancy rates (which have already started to fall) continuing to decline through 2005 and 2006, so we should see the beginnings of rental growth at the turn of 2005 into 2006.

**Outlook**

With retail expenditure still forecast to grow at above the rate of inflation over the next few years, we can anticipate further growth in retail investment values through rent increases and tighter yields.

The outlook in the short to medium term for Central London offices is positive, with the combination of improved demand and reducing availability of the required accommodation expected to produce rising rental values, and consequently capital growth.

The British Land portfolio is well placed to benefit from these trends. The focus is, as it has been for some considerable time, on the principal preferred sectors of Central London offices

and Retail, with the emphasis on out of town but still with a strong selective presence in town through high street shops and shopping centres. We are also ready and able to be flexible in investing in additional areas where we see opportunities for growth. We will continue with our development programme with commitments to construction taken when we consider the circumstances to be favourable.

## ATIS REAL WEATHERALLS – COMMERCIAL PROPERTY MARKET COMMENTARY

The comments below reflect our views as at 30 September 2004 and underlie our approach to the valuation of the portfolio. They reflect conditions up to the valuation date only.

The commentary focuses on the prime commercial property markets where the Company has significant holdings.

### General

Commercial property continues to prove a popular investment class. Properties across all sectors have risen in value due to yields being bid lower. Buyers, attracted by the combination of income security, growth potential, and the opportunities for active asset enhancement, far outnumber potential sellers.

This imbalance looks set to continue. Cash rich funds seeking property investments have been joined by a number of new vehicles aimed at the private investor. The situation is only likely to be exacerbated with the expected introduction of new tax transparent property investment vehicles.

Although occupier markets do not all share the same buoyancy, rental growth remains strong in many retail markets and is anticipated elsewhere by many investors and developers.

Meanwhile, conditions in the bond and equity markets remain subdued. We therefore see little prospect of demand for property subsiding in the short term.

### Central London Offices

Investor demand, as for all sectors, is strong. Whilst long let, well secured buildings such as those at Broadgate, remain popular, the price differential obtainable on shorter income streams has narrowed. This is because many purchasers anticipate that rents will increase in the medium term.

Indeed recent months have seen increased City occupier take-up; a good proportion of it at buildings held by British Land.

In general, occupational demand has mostly been from 'support' functions such as legal and insurance companies. Investors and developers are therefore looking for signs of a structural shift in demand from the City's traditional tenant base, in order to generate positive rental growth.

The West End has a more diverse occupational base. Leasing transactions at prime buildings at figures close to previous 'highs' have encouraged those who anticipate that this will have a corresponding effect upon the rest of the market. The vacancy rate is relatively low and there is very little good quality stock either available or in the immediate development pipeline.

Investors therefore anticipate earlier rental growth here, which has in turn increased the prices paid during the past six months for virtually all buildings irrespective of income quality and lease length.

### Out of Town Retail

Supply remains finite from both the occupiers' and the investors' points of view. The planning environment is becoming even more restrictive including the proposal to bring the construction of mezzanine floors under planning control.

Meanwhile, occupational demand continues to grow. As a result rents have shown strong growth and are forecast to continue to do so. These factors have all combined to produce a very competitive investment market.

A notable trend has been the increased demand from investors for older schemes benefiting from relatively open A1 planning consents. These can be refurbished, established tenants relocated, and new fashion or other high street tenants substituted, often producing dramatic uplift in rents.

Out of town food stores have also continued to see good rental growth; particularly from favourable rent review settlements. Accordingly, investors are prepared to accept low initial yields, even for shorter income streams, as there is ample evidence that traders are willing to renew or extend leases in good trading locations.

**Shopping Centres and High Street Retail**

Retailers continue to experience mixed fortunes. Although there are few signs of consumers reducing their expenditure, retailer margins remain under pressure.

However yields have sharpened, reflecting the strength of demand for property and, in the case of centres, the scope for enhancing returns through asset management.

As with all sectors, yield compression has occurred such that the difference between prime and secondary or even tertiary schemes has narrowed. Consequently, some investors who purchased one or two years ago are now realising profits.

**ATIS REAL Weatheralls Limited**
Norfolk House
31 St James's Square
London SW1Y 4JR

## Independent review report to The British Land Company PLC

### *Introduction*

We have been instructed by the Company to review the financial information for the six months ended 30 September 2004 which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, the Note of historical cost profits and losses, the Reconciliation of movements in shareholders' funds and related notes 1 to 19. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

### Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

### Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

### Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

**Deloitte & Touche LLP** 23 November 2004
Chartered Accountants

London

## Consolidated Profit & Loss Account for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | Note | 2004 Unaudited £m | 2003 Unaudited Restated + £m |
|---|---|---|---|---|
| 565.6 | **Gross rental income** | | **288.0** | 270.6 |
| (78.9) | Less share of joint ventures | 9 | **(35.9)** | (44.0) |
| 486.7 | **Gross rental income - Group** | | **252.1** | 226.6 |
| 450.3 | Net rental income | | **231.9** | 209.4 |
| 6.0 | Profit on property trading | | **0.6** | 6.0 |
| 6.2 | Other income | | **3.2** | 1.6 |
| (40.7) | Administrative expenses | | **(22.4)** | (21.2) |
| 421.8 | **Operating profit** | | **213.3** | 195.8 |
| 67.5 | Share of operating profits of joint ventures | 9 | **33.8** | 39.1 |
| 32.9 | Disposal of fixed assets - including amounts from joint ventures (note 9) | 2 | **4.7** | 15.9 |
| 522.2 | **Profit on ordinary activities before interest** | | **251.8** | 250.8 |
| (336.2) | Net interest payable - including amounts from joint ventures (note 9) | 3 | **(171.7)** | (163.9) |
| 186.0 | **Profit on ordinary activities before taxation** | | **80.1** | 86.9 |
| (14.5) | Taxation | 4 | **(14.0)** | (11.4) |
| 171.5 | **Profit on ordinary activities after taxation** | | **66.1** | 75.5 |
| (70.8) | Ordinary dividends | 5 | **(27.4)** | (21.6) |
| 100.7 | **Retained profit for the period** | | **38.7** | 53.9 |
| 35.1 p | Basic earnings per share | 6 | **13.2 p** | 15.5 p |
| 34.5 p | Diluted earnings per share | 6 | **12.7 p** | 15.2 p |
| 37.0 p | Adjusted basic earnings per share* | 6 | **13.3 p** | 15.8 p |
| 36.3 p | Adjusted diluted earnings per share* | 6 | **12.9 p** | 15.4 p |
| 14.50 p | Dividend per share | 5 | **4.80 p** | 4.43 p |

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19.

\+ Restated as set out in note 1.

## Consolidated Balance Sheet as at 30 September 2004

| 31 March 2004 Audited £m | | | Note | 2004 Unaudited £m | 2003 Unaudited Restated + £m |
|---|---|---|---|---|---|
| | **Fixed assets** | | | | |
| 9,251.2 | Investment properties | | 7 | **9,693.7** | 8,140.7 |
| | Investments in joint ventures: | | | | |
| 1,299.8 | Share of gross assets | | 9 | **1,320.9** | 1,428.1 |
| (641.6) | Share of gross liabilities | | 9 | **(564.5)** | (766.1) |
| 658.2 | | | | **756.4** | 662.0 |
| 17.2 | Other investments | | 8 | **113.9** | 21.4 |
| (14.1) | Negative goodwill | | | **(13.7)** | (9.1) |
| 9,912.5 | | | | **10,550.3** | 8,815.0 |
| | **Current assets** | | | | |
| 41.6 | Trading properties | | 7 | **36.0** | 43.7 |
| 67.8 | Debtors | | 10 | **80.8** | 80.2 |
| 173.7 | Cash and deposits | | 14 | **128.3** | 119.8 |
| 283.1 | | | | **245.1** | 243.7 |
| (869.9) | **Creditors due within one year** | | 11 | **(512.5)** | (527.1) |
| (586.8) | **Net current liabilities** | | | **(267.4)** | (283.4) |
| 9,325.7 | **Total assets less current liabilities** | | | **10,282.9** | 8,531.6 |
| (4,406.3) | **Creditors due after one year** | | 12 | **(4,911.9)** | (4,096.6) |
| (149.0) | **Convertible Bonds** | | 14 | | (146.9) |
| (101.1) | **Provisions for liabilities and charges** | | 13 | **(106.1)** | (92.9) |
| 0.1 | Pension asset (liability) | | 19 | **0.1** | (6.1) |
| 4,669.4 | **Net assets** | | | **5,265.0** | 4,189.1 |
| | **Capital and reserves** | | | | |
| 122.0 | Called up share capital | | | **129.5** | 121.9 |
| 1,109.3 | Share premium | | 17 | **1,251.4** | 1,107.9 |
| 8.1 | Capital redemption reserve | | 17 | **8.1** | 8.1 |
| (6.1) | Other reserves | | 17 | **(10.4)** | (6.8) |
| 2,615.2 | Revaluation reserve | | 17 | **3,029.3** | 2,217.1 |
| 820.9 | Profit and loss account | | 17 | **857.1** | 740.9 |
| 4,669.4 | **Equity shareholders' funds** | | | **5,265.0** | 4,189.1 |

+ Restated as set out in note 1.

| | | | | | |
|---|---|---|---|---|---|
| 999 p | **Adjusted NAV per share:** | Basic | 16 | **1,054 p** | 893 p |
| 966 p | | Fully diluted | 16 | **1,049 p** | 869 p |

**(The Adjusted Net Asset Value (NAV) per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS19.)**

**Approved by the Board on 23 November 2004**

## Other Consolidated Primary Statements for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated + £m |
|---|---|---|---|
| | **Statement of total recognised gains and losses** | | |
| 171.5 | Profit on ordinary activities after taxation | **66.1** | 75.5 |
| | Unrealised surplus (deficit) on revaluation: | | |
| 396.6 | - investment properties | **325.5** | (1.9) |
| 65.3 | - joint ventures | **86.3** | 22.9 |
| 0.3 | - other investments | **(0.2)** | 0.2 |
| 462.2 | | **411.6** | 21.2 |
| 0.3 | Exchange movements on net investments | **(0.3)** | 0.3 |
| (4.6) | Taxation on realisation of prior year revaluations | | (4.8) |
| (8.3) | Fair value adjustment on consolidation of former joint ventures | | |
| (0.2) | Pension scheme movements | | |
| 620.9 | Total recognised gains and losses relating to the financial period | **477.4** | 92.2 |

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated + £m |
|---|---|---|---|
| | **Note of historical cost profits and losses** | | |
| 186.0 | Profit on ordinary activities before taxation | **80.1** | 86.9 |
| 72.2 | Realisation of prior year revaluations | **(2.5)** | 30.9 |
| 258.2 | Historical cost profit on ordinary activities before taxation | **77.6** | 117.8 |
| 168.3 | Historical cost profit for the period retained after taxation and dividends | **36.2** | 80.0 |

+ Restated as set out in note 1.

## Other Consolidated Primary Statements for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated + £m |
|---|---|---|---|
| | **Reconciliation of movements in shareholders' funds** | | |
| 171.5 | Profit on ordinary activities after taxation | **66.1** | 75.5 |
| (70.8) | Ordinary dividends | **(27.4)** | (21.6) |
| 100.7 | Retained profit for the period | **38.7** | 53.9 |
| 462.2 | Revaluation of investment properties and investments | **411.6** | 21.2 |
| 0.3 | Exchange movements on net investments | **(0.3)** | 0.3 |
| (4.6) | Taxation on realisation of prior year revaluations | | (4.8) |
| (8.3) | Fair value adjustment on consolidation of former joint ventures | | |
| 550.3 | | **450.0** | 70.6 |
| 1.7 | Shares issued | **149.6** | 0.2 |
| (0.2) | Pension scheme movements | | |
| (5.0) | Purchase and cancellation of own shares | | (5.0) |
| (6.7) | Purchase of ESOP shares | **(7.6)** | |
| 6.0 | Adjustment for share and share option awards | **3.6** | |
| 546.1 | Increase in shareholders' funds | **595.6** | 65.8 |
| 4,123.3 | Opening shareholders' funds (as restated in note 1) | **4,669.4** | 4,123.3 |
| 4,669.4 | Closing shareholders' funds | **5,265.0** | 4,189.1 |

+ Restated as set out in note 1.

## Consolidated Cash Flow Statement for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | Note | 2004 Unaudited £m | 2003 Unaudited £m |
|---|---|---|---|---|
| 381.4 | **Net cash inflow from operating activities** | 15 | **222.4** | 206.4 |
| 79.7 | **Dividends received from joint ventures** | | **6.8** | 1.5 |
| | **Returns on investments and servicing of finance** | | | |
| 12.9 | Interest received | | **2.8** | 6.2 |
| (301.5) | Interest paid | | **(159.8)** | (147.3) |
| 0.2 | Dividends received | | | 0.1 |
| (288.4) | | | **(157.0)** | (141.0) |
| | **Taxation** | | | |
| (4.1) | UK corporation tax paid | | **(5.1)** | |
| (5.5) | Foreign tax paid | | **(1.9)** | (1.0) |
| (9.6) | | | **(7.0)** | (1.0) |
| 163.1 | **Net cash inflow from operating activities and investments after finance charges and taxation** | | **65.2** | 65.9 |
| | **Capital expenditure and financial investment** | | | |
| (316.9) | Purchase of investment properties and development expenditure | | **(136.0)** | (122.1) |
| (10.8) | Purchase of investments | | **(97.4)** | (10.2) |
| 171.3 | Sale of investment properties | | **16.4** | 73.2 |
| 20.8 | Sale of investments | | | 16.4 |
| (135.6) | | | **(217.0)** | (42.7) |
| | **Acquisitions and disposals** | | | |
| (110.2) | Purchase of interest in subsidiary companies | | | |
| 5.8 | Cash at bank acquired with interest in subsidiary companies | | | |
| (34.8) | Investment in and loans to joint ventures | | **(3.1)** | |
| 89.2 | Sale of shares in and loans repaid by joint ventures | | | 48.1 |
| (50.0) | | | **(3.1)** | 48.1 |
| (67.0) | **Equity dividends paid** | | **(51.7)** | (45.4) |
| (89.5) | **Net cash (outflow) inflow before management of liquid resources and financing** | | **(206.6)** | 25.9 |
| | **Management of liquid resources** | | | |
| 11.9 | Decrease in term deposits | | **10.9** | 2.7 |
| | **Financing** | | | |
| 1.7 | Issue of ordinary shares | | **0.6** | 0.2 |
| (5.0) | Purchase and cancellation of own shares | | | (5.0) |
| (6.7) | Purchase of ESOP shares | | **(7.6)** | |
| 50.7 | Issue of Meadowhall Shopping Centre securitised debt | | | 50.7 |
| 84.0 | Issue of Sainsbury supermarkets securitised debt | | | |
| (73.5) | Redemption of Broadgate Class D Unsecured Notes 2014 | | | (73.5) |
| 73.4 | Increase (decrease) in bank and other borrowings | | **175.4** | (17.6) |
| 124.6 | | | **168.4** | (45.2) |
| 47.0 | **(Decrease) increase in cash** | 15 | **(27.3)** | (16.6) |

## 1. *Basis of preparation*

The interim accounts are not statutory accounts, but are prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2004, consistently applied in all material respects.

The figures for the year ended 31 March 2004 have been extracted from the statutory accounts which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

### Restatement of comparative figures for the six months ended 30 September 2003

Financial Reporting Standard 20 'Share-based Payment' and Urgent Issues Task Force Abstract 38 'Accounting for ESOP Trusts' were adopted in preparing the financial statements of the Group for the year ended 31 March 2004. No restatement of the comparative figures for the period ended 30 September 2003 is necessary as the effect is not considered material.

Comparative figures have been restated following the adoption of Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits', which requires that the net assets (liabilities) of the Group's defined benefit pension scheme be recognised in the balance sheet. FRS 17 was adopted in preparing the financial statements of the Group for the year ended 31 March 2004. The comparative figures for the period ended 30 September 2003 have been restated as follows:

| | Profit and loss account | | | Balance sheet | |
|---|---|---|---|---|---|
| **Period ended 30 September 2003** | Other finance costs £m | Taxation £m | Profit after taxation £m | Pension liability £m | Shareholders' funds £m |
| As previously stated | | (11.5) | 75.6 | | 4,195.2 |
| Adoption of FRS 17 | (0.2) | 0.1 | (0.1) | (6.1) | (6.1) |
| **As restated** | **(0.2)** | **(11.4)** | **75.5** | **(6.1)** | **4,189.1** |

## 2. Disposal of fixed assets

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 25.5 | **British Land Group** | **1.7** | 12.5 |
| 7.4 | **Share of joint ventures** (note 9) | **3.0** | 3.4 |
| 32.9 | | **4.7** | 15.9 |

## 3. Net interest payable

| Year ended 31 March 2004 £m | | | 2004 £m | 2003 Restated £m |
|---|---|---|---|---|
| | **British Land Group** | | | |
| 52.2 | Payable on: | bank loans and overdrafts | **29.3** | 24.0 |
| 263.7 | | other loans | **130.2** | 126.6 |
| 315.9 | | | **159.5** | 150.6 |
| (13.3) | Deduct: | development cost element | **(2.5)** | (5.9) |
| 302.6 | | | **157.0** | 144.7 |
| (6.7) | Receivable on: | deposits and securities | **(2.7)** | (3.2) |
| (6.6) | | loans to joint ventures | **(0.3)** | (4.5) |
| | Other finance (income) costs: | | | |
| (1.7) | | Expected return on pension scheme assets | **(1.3)** | (0.8) |
| 2.0 | | Interest on pension scheme liabilities | **1.2** | 1.0 |
| 289.6 | Total British Land Group | | **153.9** | 137.2 |
| | **Share of joint ventures** | | | |
| 6.6 | Interest payable on shareholder loans | | **0.3** | 4.5 |
| 40.0 | Other interest payable (net) | | **17.5** | 22.2 |
| 46.6 | Total share of joint ventures (note 9) | | **17.8** | 26.7 |
| 336.2 | **Net interest payable** | | **171.7** | 163.9 |

## 4. Taxation

| Year ended 31 March 2004 £m | | | 2004 £m | 2003 Restated £m |
|---|---|---|---|---|
| (0.4) | British Land Group: | Corporation tax | **5.7** | 6.5 |
| 5.7 | | Deferred tax | **5.0** | 0.1 |
| 8.0 | Share of joint ventures (note 9): | Corporation tax | **4.1** | 4.5 |
| 1.2 | | Deferred tax | **(0.8)** | 0.3 |
| 14.5 | | | **14.0** | 11.4 |

### Contingent tax

The unprovided tax, in relation to equity shareholders' funds of £5,625.0m, which would arise on the disposal of British Land Group properties, investments in joint ventures and other investments, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £660m (31 March 2004: £570m; 30 September 2003: £440m).

Adjusted net assets are £5,461.5m and are stated after adding back the FRS19 provision of £113.6m and the surplus on development and trading properties of £82.9m. The unprovided tax, in relation to adjusted net assets, which would arise on the disposal of British Land Group properties, other investments, and share of properties held in joint ventures, at valuation, after available loss relief, but without recourse to tax structuring, is in the region of £770m (31 March 2004: £680m; 30 September 2003: 560m).

## 5. Interim dividend

The interim dividend of 4.8 pence will be paid on 18 February 2005 to shareholders on the register at the close of business on 21 January 2005.

The current period charge of £27.4m includes a £2.5m final dividend payment for the year ended 31 March 2004, following conversion of the 6% Irredeemable Convertible Bonds.

## 6. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the period as shown

| Year ended 31 March 2004 | | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| Weighted average number of shares | Profit after taxation | | **Weighted average number of shares** | **Profit after taxation** | Weighted average number of shares | Profit after taxation Restated |
| m | £m | | **m** | **£m** | m | £m |
| | | **Earnings per share** | | | | |
| 488.1 | 171.5 | Basic | **500.3** | **66.1** | 488.6 | 75.5 |
| 519.0 | 179.3 | Diluted | **519.3** | **66.1** | 518.9 | 78.6 |

| Year ended 31 March 2004 | | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| Weighted average number of shares | Profit after taxation | | **Weighted average number of shares** | **Profit after taxation** | Weighted average number of shares | Profit after taxation Restated |
| m | £m | | **m** | **£m** | m | £m |
| | | **Adjusted earnings per share** | | | | |
| 488.1 | 180.6 | Basic | **500.3** | **66.8** | 488.6 | 77.0 |
| 519.0 | 188.4 | Diluted | **519.3** | **66.8** | 518.9 | 80.1 |

Adjusted earnings per share are calculated by excluding £0.7m (31 March 2004: £9.1m; 30 September 2003: £1.5m) which is the capital allowance effect of FRS 19.

The basic weighted average number of shares has changed as a result of the conversion on or before 30 July 2004 of the 6% Irredeemable Convertible Bonds.

## 7. Investment, development and trading properties

| | Freehold £m | Long Leasehold £m | Short Leasehold £m | Total £m |
|---|---|---|---|---|
| **Investment and development properties** | | | | |
| Valuation and cost 1 April 2004 | 8,857.0 | 386.5 | 7.7 | 9,251.2 |
| Additions | 87.5 | 44.7 | | 132.2 |
| Disposals | (16.3) | | | (16.3) |
| Reallocation | (21.9) | 22.0 | (0.1) | |
| Exchange fluctuations | 1.1 | | | 1.1 |
| Revaluations | 314.2 | 10.2 | 1.1 | 325.5 |
| **Valuation and cost 30 September 2004** | **9,221.6** | **463.4** | **8.7** | **9,693.7** |
| **Trading properties** | | | | |
| At lower of cost and net realisable value 30 September 2004 | 27.1 | 8.4 | 0.5 | **36.0** |
| **External valuation surplus on development and trading properties** | | | | **80.2** |
| Adjustment for UITF 28 - lease incentive debtors | | | | **34.5** |
| **Total Group property portfolio valuation** | | | | **9,844.4** |

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

| | | £m |
|---|---|---|
| United Kingdom: | ATIS REAL Weatheralls | **9,547.1** |
| | FPD Savills | **246.5** |
| Republic of Ireland: | Jones Lang LaSalle | **49.8** |
| Netherlands: | CB Richard Ellis B.V. | **1.0** |
| **Total Group property portfolio valuation** | | **9,844.4** |

**Total external valuation surplus on development and trading properties**

| | £m |
|---|---|
| British Land Group | **80.2** |
| Share of joint ventures | **2.7** |
| | **82.9** |

Properties valued at £6,513.3m (31 March 2004: £6,672.8m; 30 September 2003: £5,772.8m) were subject to a security interest and other properties of non-recourse companies amounted to £40.4m (31 March 2004: £84.3m; 30 September 2003: £Nil).

## 7. Investment, development and trading properties (continued)

### Total property valuations including share of joint ventures

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| | **British Land Group** | | |
| 9,251.2 | Investment and development properties | **9,693.7** | 8,140.7 |
| 41.6 | Trading properties | **36.0** | 43.7 |
| 92.7 | External valuation surplus on development and trading properties | **80.2** | 63.7 |
| 27.6 | Adjustment for UITF 28 - lease incentive debtors | **34.5** | 30.6 |
| 9,413.1 | | **9,844.4** | 8,278.7 |
| | **Share of joint ventures** | | |
| 1,221.8 | Properties | **1,216.6** | 1,364.9 |
| 2.3 | External valuation surplus on development and trading properties | **2.7** | 2.0 |
| 2.2 | Adjustment for UITF 28 - lease incentive debtors | **2.2** | 3.5 |
| 1,226.3 | | **1,221.5** | 1,370.4 |
| 10,639.4 | **Total property portfolio valuation** | **11,065.9** | 9,649.1 |

## 8. Other investments

| | £m |
|---|---|
| At 1 April 2004 | 17.2 |
| Additions | 97.4 |
| Disposals | (0.5) |
| Revaluations | (0.2) |
| **At 30 September 2004** | **113.9** |

## 9. *Joint ventures*

**British Land's share of profits of joint ventures**

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 78.9 | **Gross rental income** | **35.9** | 44.0 |
| 72.7 | Net rental income | **33.2** | 41.6 |
| (2.3) | Profit (loss) on property trading | **1.8** | (0.9) |
| (2.9) | Other expenditure | **(1.2)** | (1.6) |
| 67.5 | **Operating profit** | **33.8** | 39.1 |
| 7.4 | **Disposal of fixed assets** | **3.0** | 3.4 |
| 74.9 | Profit on ordinary activities before interest | **36.8** | 42.5 |
| (40.0) | Net interest payable to third parties | **(17.5)** | (22.2) |
| (6.6) | Interest payable to British Land | **(0.3)** | (4.5) |
| (46.6) | **Net interest payable** (note 3) | **(17.8)** | (26.7) |
| 28.3 | Profit on ordinary activities before taxation | **19.0** | 15.8 |
| (9.2) | **Taxation** | **(3.3)** | (4.8) |
| 19.1 | **Profit on ordinary activities after taxation** | **15.7** | 11.0 |

The amounts relating to captions shown in bold are recognised at the relevant point in the Consolidated Profit and Loss account.

**The movement for the period:**

| | Equity £m | Loans £m | Total £m |
|---|---|---|---|
| At 1 April 2004 | 586.6 | 71.6 | **658.2** |
| Additions | | 3.0 | **3.0** |
| Share of profit after taxation attributable to joint ventures | 15.7 | | **15.7** |
| Dividends received from joint ventures | (6.8) | | **(6.8)** |
| Revaluations | 86.3 | | **86.3** |
| **At 30 September 2004** | **681.8** | **74.6** | **756.4** |

## 9. Joint ventures (continued)

### Summary of British Land's share in joint ventures

| | Operating profits £m | Gross assets £m | Gross liabilities £m | Net investment £m |
|---|---|---|---|---|
| BL Fraser Limited | 3.1 | 131.7 | (74.9) | **56.8** |
| BLT Properties Limited | 3.6 | 148.7 | (96.3) | **52.4** |
| The Tesco British Land Property Partnership | 1.7 | 75.2 | (53.6) | **21.6** |
| Tesco BL Holdings Limited | 5.7 | 228.5 | (112.9) | **115.6** |
| BL Davidson Limited * | 8.0 | 295.2 | (146.6) | **148.6** |
| BL West | 4.7 | 97.2 | (57.4) | **39.8** |
| The Scottish Retail Property Limited Partnership | 6.6 | 280.0 | (9.6) | **270.4** |
| Other joint ventures | 0.4 | 64.4 | (13.2) | **51.2** |
| **Total** | **33.8** | **1,320.9** | **(564.5)** | **756.4** |

* The Group's share of negative goodwill is included in gross liabilities and as at 30 September 2004 was £18.3m (31 March 2004: £19.2m; 30 September 2003: £19.6m).

The Group's share of joint venture external net debt is £435.1m (31 March 2004: £529.8m; 30 September 2003: £634.7m).

The Group's share of the market value of joint venture debt and derivatives as at 30 September 2004 was £10.8m more than the Group's share of the book value (31 March 2004: £14.9m; 30 September 2003: £30.2m).

The Group's share of joint venture properties as at 30 September 2004 was £1,216.6m (31 March 2004: £1,221.8m; 30 September 2003: £1,364.9m).

The Group's share of joint venture contingent tax is included in note 4.

## 10. Debtors

| 31 March 2004 £m | | **2004 £m** | 2003 £m |
|---|---|---|---|
| 37.3 | Trade debtors | **41.0** | 43.6 |
| 0.3 | Amounts owed by joint ventures | | 1.5 |
| 30.2 | Prepayments and accrued income | **39.8** | 35.1 |
| 67.8 | | **80.8** | 80.2 |

Included in prepayments and accrued income is an amount of £34.5m (31 March 2004: £27.6m; 30 September 2003: £30.6m), relating to lease incentives which are amortised over the period to the next open market rent review.

## 11. Creditors due within one year

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 38.5 | Debentures and loans * | **40.6** | 34.9 |
| 7.3 | Overdrafts * | **0.1** | 7.8 |
| 439.4 | Bank loans * | **112.1** | 178.1 |
| 65.2 | Trade creditors | **53.3** | 54.0 |
| 28.2 | Amounts owed to joint ventures | **38.5** | 10.9 |
| 36.7 | Corporation tax | **35.4** | 44.0 |
| 7.7 | Other taxation and social security | **6.3** | 1.1 |
| 197.7 | Accruals and deferred income | **201.3** | 174.7 |
| 49.2 | Proposed dividend | **24.9** | 21.6 |
| 869.9 | | **512.5** | 527.1 |

* See maturity analysis of net debt - note 14.

## 12. Creditors due after one year

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 3,842.0 | Debentures and loans * | **3,823.3** | 3,374.9 |
| 564.3 | Bank loans * | **1,088.6** | 721.7 |
| 4,406.3 | | **4,911.9** | 4,096.6 |

* See maturity analysis of net debt - note 14.

## 13. Provisions for liabilities and charges

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 101.1 | Deferred tax | **106.1** | 92.9 |

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

| 31 March 2004 £m | | Footnote | 2004 £m | 2003 £m |
|---|---|---|---|---|
| | **Secured on the assets of the Group** | | | |
| 97.8 | 6.5055% Secured Notes 2038 | 1.1 | **97.8** | 97.7 |
| 59.2 | 5.920% Secured Notes 2035 | 1.2 | **59.2** | 59.2 |
| 19.7 | 7.743% Secured Notes 2025 | 1.3 | **19.7** | 19.7 |
| 1.9 | 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **1.9** | 1.9 |
| 7.1 | 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **7.1** | 7.1 |
| 246.7 | 8⅞% First Mortgage Debenture Bonds 2035 | | **246.7** | 246.7 |
| 197.3 | 9⅝% First Mortgage Debenture Stock 2028 | | **197.3** | 197.2 |
| 12.6 | 10½% First Mortgage Debenture Stock 2019/24 | | **12.6** | 12.6 |
| 20.4 | 11⅜% First Mortgage Debenture Stock 2019/24 | | **20.4** | 20.4 |
| 206.0 | 6¾% First Mortgage Debenture Bonds 2020 | 1.5 | **205.9** | |
| 103.5 | 6¾% First Mortgage Debenture Bonds 2011 | 1.5 | **103.2** | |
| 45.0 | Bank loan | 1.6 | **44.9** | |
| 1,017.2 | | | **1,016.7** | 662.5 |
| | **Unsecured** | | | |
| 573.4 | Class A1 5.260% Unsecured Notes 2035 | 1.2 | **573.5** | 573.5 |
| 99.1 | Class B 5.793% Unsecured Notes 2035 | 1.2 | **99.1** | 99.1 |
| 83.8 | Class C Fixed Rate Unsecured Notes 2035 | 1.2 | **84.3** | 83.9 |
| 73.4 | Class C2 6.4515% Unsecured Notes 2032 | 1.1 | **73.5** | 73.4 |
| 220.2 | Class B 6.0875% Unsecured Notes 2031 | 1.1 | **220.3** | 220.1 |
| 146.8 | Class A3 5.7125% Unsecured Notes 2031 | 1.1 | **146.8** | 146.7 |
| 283.4 | Class A2 5.67% Unsecured Notes 2029 | 1.1 | **281.1** | 285.6 |
| 212.3 | Class A2 (C) 6.457% Unsecured Notes 2025 | 1.3 | **212.3** | 157.1 |
| 205.8 | Class B2 6.998% Unsecured Notes 2025 | 1.3 | **205.8** | 205.7 |
| 20.5 | Class B3 7.243% Unsecured Notes 2025 | 1.3 | **20.5** | 20.5 |
| 319.1 | Class A1 Fixed Rate Unsecured Notes 2024 | 1.1 | **321.5** | 318.9 |
| 22.3 | 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **21.7** | 22.8 |
| 88.4 | 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **86.7** | 90.0 |
| 84.3 | Class A1 6.389% Unsecured Notes 2016 | 1.3 | **82.2** | 59.5 |
| 85.9 | Class B1 7.017% Unsecured Notes 2016 | 1.3 | **82.9** | 88.8 |
| 147.4 | Class C1 6.7446% Unsecured Notes 2014 | 1.1 | **140.3** | 154.5 |
| 44.6 | Class A2 5.555% Unsecured Notes 2013 | 1.2 | **42.2** | 47.0 |
| 2,710.7 | | | **2,694.7** | 2,647.1 |
| 97.4 | 6.30% Senior US Dollar Notes 2015 | 2 | **97.4** | |
| 1.7 | 10¼% Bonds 2012 | | **1.7** | 1.7 |
| 97.8 | 7.35% Senior US Dollar Notes 2007 | 2 | **97.8** | 97.8 |
| 0.7 | Guaranteed Floating Rate Unsecured Loan Notes 2005 | | **0.5** | 0.7 |
| 966.0 | Bank loans and overdrafts | | **1,155.9** | 907.6 |
| 3,874.3 | | | **4,048.0** | 3,654.9 |
| | **Convertible Bonds** | | | |
| 149.0 | 6% Subordinated Irredeemable Convertible Bonds | 3 | | 146.9 |
| 5,040.5 | Gross debt | | **5,064.7** | 4,464.3 |
| (173.7) | **Cash and deposits** | 4 | **(128.3)** | (119.8) |
| 4,866.8 | **Net debt** | | **4,936.4** | 4,344.5 |

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group.

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 1,288.1 | 1.1 Broadgate (Funding) PLC | **1,281.3** | 1,296.9 |
| 860.1 | 1.2 MSC (Funding) PLC | **858.3** | 862.7 |
| 628.5 | 1.3 BLSSP (Funding) PLC | **623.4** | 551.3 |
| 119.7 | 1.4 135 Bishopsgate Financing Ltd | **117.4** | 121.8 |
| 309.5 | 1.5 BL Universal PLC | **309.1** | |
| 45.0 | 1.6 BLU Nybil Ltd | **44.9** | |

2 These borrowings have been hedged into Sterling from the date of issue.

3 All the outstanding 6% Subordinated Irredeemable Convertible Bonds were converted into ordinary shares on or before 30 July 2004.

4 Cash and deposits not subject to a security interest amounted to £42.3m (31 March 2004: £82.5m; 30 September 2003: £29.4m).

## 14. Net debt (continued)

### Maturity analysis of net debt

| 31 March 2004 £m | | | 2004 £m | 2003 £m |
|---|---|---|---|---|
| | Repayable: | | | |
| 485.2 | within one year and on demand | | **152.8** | 220.8 |
| 345.1 | between: | one and two years | **382.3** | 480.2 |
| 488.6 | | two and five years | **1,032.9** | 526.1 |
| 572.6 | | five and ten years | **539.1** | 404.2 |
| 556.6 | | ten and fifteen years | **558.6** | 442.9 |
| 710.5 | | fifteen and twenty years | **753.1** | 484.7 |
| 791.2 | | twenty and twenty five years | **756.1** | 780.7 |
| 635.0 | | twenty five and thirty years | **583.1** | 671.1 |
| 306.7 | | thirty and thirty five years | **306.7** | 306.7 |
| 149.0 | Irredeemable | | | 146.9 |
| 5,040.5 | Gross debt | | **5,064.7** | 4,464.3 |
| (96.2) | Cash | | **(61.7)** | (33.1) |
| (77.5) | Term deposits | | **(66.6)** | (86.7) |
| (173.7) | Cash and deposits | | **(128.3)** | (119.8) |
| 4,866.8 | **Net debt** | | **4,936.4** | 4,344.5 |

### Maturity of committed undrawn borrowing facilities

| 31 March 2004 £m | | | 2004 £m | 2003 £m |
|---|---|---|---|---|
| | Expiring: | | | |
| 45.0 | within one year | | **32.3** | 56.7 |
| 150.0 | between: | one and two years | **20.4** | 20.0 |
| 165.0 | | two and three years | **25.0** | 170.0 |
| | | three and four years | **286.0** | 150.0 |
| 604.9 | | four and five years | **672.1** | 355.0 |
| 964.9 | **Total** | | **1,035.8** | 751.7 |

### Interest rate profile - including effect of derivatives

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 3,985.7 | Fixed rate | **4,043.9** | 3,497.3 |
| 100.0 | Capped rate | **100.0** | 100.0 |
| 781.1 | Variable rate (net of cash) | **792.5** | 747.2 |
| 4,866.8 | **Net debt** | **4,936.4** | 4,344.5 |

## 14. Net debt (continued)

### Balance Sheet adjustments

In accordance with Financial Reporting Standard 4 'Capital Instruments', debt issue costs, less premiums received, have been deducted from the principal amount of debt in arriving at Balance Sheet values, as detailed below:

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 37.8 | Securitised debt | **34.0** | 45.2 |
| 9.8 | Debentures | **9.6** | 6.1 |
| 0.5 | US Dollar Notes | **0.5** | |
| 1.0 | Convertible bonds | | 3.1 |
| 49.1 | | **44.1** | 54.4 |

In accordance with Financial Reporting Standard 7 'Fair Values in Acquisition Accounting', on a corporate acquisition, debt is recorded in the Balance Sheet at fair value. At 30 September 2004, the balance of the fair value adjustment arising on the Group's acquisition of the remaining 50% interest in BL Universal PLC was £12.7m (31 March 2004: £13.3m; 30 September 2003: £Nil). This has the effect of increasing the carrying value of the Group's secured debt in the Balance Sheet.

### Comparison of market values and book values at 30 September 2004

| | Market Value £m | Book Value £m | **Difference £m** |
|---|---|---|---|
| Fixed rate debt: | | | |
| Securitised debt | 3,073.5 | 2,880.4 | **193.1** |
| Debentures and unsecured bonds | 1,177.2 | 983.0 | **194.2** |
| Bank and other floating rate debt | 1,201.3 | 1,201.3 | |
| Cash and deposits | (128.3) | (128.3) | |
| | 5,323.7 | 4,936.4 | **387.3** |
| Derivatives | | | |
| - unrecognised gains | (8.7) | | **(8.7)** |
| - unrecognised losses | 48.9 | | **48.9** |
| | 40.2 | | **40.2** |
| **Total** | **5,363.9** | **4,936.4** | **427.5** |

The differences are shown before any tax relief.

## 15. Notes to the cash flow statement

### Reconciliation of operating profit to net cash inflow from operating activities

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 421.8 | Operating profit | **213.3** | 195.8 |
| (0.2) | Dividends received | | (0.1) |
| (0.9) | Depreciation and release of negative goodwill | **0.1** | 0.3 |
| (3.3) | Adjustment for share options, share awards and pension funding | **3.7** | |
| 4.6 | Decrease in trading properties | **5.6** | 2.5 |
| 15.1 | (Increase) decrease in debtors | **(11.7)** | 5.4 |
| (55.7) | Increase (decrease) in creditors | **11.4** | 2.5 |
| 381.4 | **Net cash inflow from operating activities** | **222.4** | 206.4 |

### Analysis of Group net debt

| | 1 April 2004 £m | Cash flow £m | Non cash movements £m | 30 September 2004 £m | 30 September 2003 £m |
|---|---|---|---|---|---|
| Cash at bank | (96.2) | 34.5 | | **(61.7)** | (33.1) |
| Overdraft | 7.3 | (7.2) | | **0.1** | 7.8 |
| Net cash per cash flow statement | (88.9) | 27.3 | | **(61.6)** | (25.3) |
| Term debt | 4,884.2 | 175.4 | 5.0 | **5,064.6** | 4,309.6 |
| Convertible Bonds | 149.0 | | (149.0) | | 146.9 |
| Term deposits | (77.5) | 10.9 | | **(66.6)** | (86.7) |
| **Group net debt** | 4,866.8 | 213.6 | (144.0) | **4,936.4** | 4,344.5 |

### Reconciliation of net cash flow to movement in Group net debt

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 4,361.4 | Brought forward | **4,866.8** | 4,361.4 |
| | Movement in net debt in the period: | | |
| (47.0) | Decrease (increase) in cash | **27.3** | 16.6 |
| 134.6 | Cash inflow (outflow) from movement in debt | **175.4** | (40.4) |
| 11.9 | Cash inflow from term deposits | **10.9** | 2.7 |
| 99.5 | Changes resulting from cash flows | **213.6** | (21.1) |
| 405.9 | Non cash movements | **(144.0)** | 4.2 |
| 505.4 | | **69.6** | (16.9) |
| 4,866.8 | **Carried forward** | **4,936.4** | 4,344.5 |

## 16. Net Asset Value per share

| | Shares m | Adjusted Net Assets £m | Net Assets £m |
|---|---|---|---|
| **Net Asset Value (undiluted)** | | | |
| Shareholders' funds as shown on balance sheet | 518.2 | 5,265.0 | 5,265.0 |
| FRS19 capital allowance effects | | | |
| British Land Group | | 106.4 | |
| Share of joint ventures | | 7.2 | |
| | | 113.6 | |
| Total external valuation surplus on development and trading properties (note 7) | | 82.9 | 82.9 |
| Net assets attributable to ordinary shares | | 5,461.5 | 5,347.9 |
| **At 30 September 2004** | | **1,054 p** | **1,032 p** |
| At 31 March 2004 | | 999 p | 976 p |
| At 30 September 2003 - As restated | | 893 p | 873 p |

| | Shares m | Adjusted Net Assets £m | Net Assets £m |
|---|---|---|---|
| **Fully diluted Net Asset Value** | | | |
| Net assets attributable to ordinary shares | 518.2 | 5,461.5 | 5,347.9 |
| Adjust to fully diluted on exercise of share options | 4.8 | 23.2 | 23.2 |
| Net assets attributable to fully diluted ordinary shares | 523.0 | 5,484.7 | 5,371.1 |
| **At 30 September 2004** | | **1,049 p** | **1,027 p** |
| At 31 March 2004 | | 966 p | 944 p |
| At 30 September 2003 - As restated | | 869 p | 849 p |

The adjusted NAV includes the surplus before tax of the external valuation over the book value of both development and trading properties and after adding back the FRS19 deferred tax capital allowance provision (as described in note 13) which is not expected to arise.

## 17. Reserves

| | Share premium £m | Capital redemption reserve £m | Other reserves £m | Revaluation reserve £m | Profit and loss account £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 April 2004 | 1,109.3 | 8.1 | (6.1) | 2,615.2 | 820.9 | 4,547.4 |
| Share issues | 142.1 | | | | | 142.1 |
| Retained profit for the period | | | | | 38.7 | 38.7 |
| Realisation of prior year revaluations | | | | 2.5 | (2.5) | |
| Current period revaluation | | | | 411.6 | | 411.6 |
| Exchange movements on net investments | | | (4.3) | | 4.0 | (0.3) |
| Purchase of ESOP shares | | | | | (7.6) | (7.6) |
| Adjustment for share and share option awards | | | | | 3.6 | 3.6 |
| **At 30 September 2004** | **1,251.4** | **8.1** | **(10.4)** | **3,029.3** | **857.1** | **5,135.5** |

## 18. Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £Nil (31 March 2004: £Nil; 30 September 2003: £12.0m).

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6m (31 March 2004: £43.6m; 30 September 2003: £Nil) and recourse is only to the partnership assets.

## 19. Pension Asset

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 0.1 | Surplus (deficit) in scheme | **0.1** | (8.8) |
| | Related deferred tax asset | | 2.7 |
| 0.1 | **Net pension asset (liability)** | **0.1** | (6.1) |

The British Land Company PLC

Press Release

23rd November 2004

## MAJOR CITY PRE-LET SIGNED BY BRITISH LAND

The British Land Company PLC has entered into a binding agreement to pre-let two new buildings at 51 Lime Street and Fenchurch Avenue, London EC3 to Willis, leading risk management and insurance intermediaries.

A new planning application has been submitted to supersede the existing consent. It is for two buildings of striking design by Foster and Partners, which will provide Willis with 465,000 sq ft (43,200 sq m) of high quality accommodation directly opposite Lloyd's Insurance market.

Willis will enter into 25 year leases without breaks. There are no take-backs of existing Willis buildings involved.

British Land Chairman John Ritblat said, "We are pleased to be in business with Willis who will get a stunning new headquarters. This deal demonstrates again British Land's commitment to providing occupiers with the best buildings in the best locations".

Demolition of the existing buildings on the site is advanced and the programme for the new buildings provides for completion for Willis's occupation in 2008.

## Contact


The British Land Company PLC:

| | |
|---|---|
| John Weston Smith | 020 7467 2899 |
| Nigel Webb | 020 7467 2860 |

Finsbury:

| | |
|---|---|
| Edward Orlebar | 020 7251 3801 |


**Attached: Computer generated image of 51 Lime Street viewed across St Helen's Square.**



The British Land Company PLC

Press Release

2 April 2004

**British Land's Triton Square at Regent's Place Wins Civic Trust Award**

British Land has won a Civic Trust Award for Triton Square, a new public open space situated in the heart of Regent's Place.

Regent's Place is a thriving business quarter in West Euston (Camden, London) providing office, retail and residential space to a range of major tenants including: HM Government, Abbey, Bank One, Slumberger Sema and Hodder Headline.

Triton Square's successful design is based on the extension of the building grid into the landscape. The external landscape benefits from the striking collaboration of materials and textures as exemplified by the folding lawn at the threshold to the space. Light is used as a central design element, and as a result the space is particularly effective in the evening. The layout and design has added great vibrancy to the local environment.

In addition to the lighting grid that sweeps across the Square, there are artworks by acclaimed contemporary artists including Michael Craig Martin who designed the enormous and dramatic '*big fan*' in Triton Square and Ben Langlands and Nikki Bell who devised the Square's *'Opening/Capture'* 'S' shaped Portland stone bench. As a complete contrast, a recently discovered nineteenth century work by Edward Hodges Baily, celebrating Nelson's victory at Cape St Vincent in 1797, forms a central feature. Other public areas at Regent's Place display artwork by Anthony Gormley, Liam Gillick, Sarah Morris and Fiona Rae.

The Square has quickly become a popular 24 hour attraction and destination space and is used for a wide range of lunchtime and evening events involving local schools, community groups, bands and local artists.

John Ritblat – Chairman of The British Land Company PLC said:

> *" Triton Square provides an impressive setting for the surrounding office buildings recently completed at Regent's Place. This entirely new open space with its diverse collection of public art offers daily enjoyment and inspiration for occupiers, the local community and passers-by."*

David Coomes of EDCO Design Ltd commented that:

> *" This project is a perfect example of how Landscape Architects and Architects (Tim Evans of Sheppard Robson) can work together to create a public space of the highest quality."*

**The Project team:**

**Owner/ developer**
The British Land Company PLC

**Development manager**
M3 Consulting

**Architect**
Sheppard Robson

**Landscape designers**
EDCO Design ltd

10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com

The British Land Company PLC

Press Release

**Quantity surveyor**
Gleeds

**Structural engineer/**
**Services engineer/**
**Access consultants**
Ove Arup + Partners

**Main contractor**
Skanska

**Hard landscape contractor**
Gormley

**Soft landscape contractor**
Hasmead plc

**Fibre optics lighting contractor**
Phillips Lighting

**Lighting designer**
Maurice Brill Lighting Design

**Main contractor phase 2**
O'Keefe Construction

---

**Notes to Editors**

The British Land booklet *'Art at Regent's Place'* provides further information on the artworks on public display at Regent's Place. The booklet can be obtained from Charlotte Haddock at British Land on 0207 467 2984.

Images of Triton Square accompany this press release.

**About Regent's Place**

| | |
|---|---|
| Location: | London, NW1 |
| Size: | 1,100,000m sq ft (4.2 hectares) |
| Architect: | Buildings have been completed or are proposed by Sheppard Robson, SOM, Arup Associates, Terry Farrell & Partners, Wilkinson Eyre and Munkenbeck & Marshall. |
| Description: | Regent's Place is a thriving West End business quarter providing office, retail and residential space with a landscaped square. It is home to a range of major tenants including: HM Government, Abbey, Bank One, Slumberger Sema and Hodder Headline. In addition there are shops, bars, a major health club and a crèche. The estate houses a fine collection of public art by world renowned artists including Anthony Gormley and Michael Craig Martin (please see enclosed booklet on public art at Regent's Place for more information). The Estate benefits from excellent transport links and an award winning and nationally recognised Travel Plan. The Estate has also recently won the London Borough of Camden Built in Quality Awards (2003) - Large Commercial Award for 350 Euston Road and the London Cycle Campaign – Best |

The British Land Company PLC

Workplace Cycling Activity 2003. British Land is working with master planners Terry Farrell Associates and a range of other distinguished architects to bring forward the next phases at Regent's Place including an office and residential scheme in a joint venture with the Crown Estate.

British Land's Corporate Responsibility Report 2003 will be available shortly at www.britishland.com and contains more information on Regent's Place and our community activities in Triton Square.

**Images of Triton Square at Regent's Place**





Press Release

The British Land Company PLC



Press Release

10 Cornwall Terrace Regent's Park London NW1 4QP
**T** +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established 1856

**The British Land Company PLC**

25 May 2004





## PRELIMINARY ANNOUNCEMENT BY THE BRITISH LAND COMPANY PLC

## RESULTS FOR THE YEAR ENDED 31 MARCH 2004

- **Net asset value** per share **up 12.5%** to **966 pence*** (2003: 859 pence+) on an adjusted and diluted basis. Adjusted undiluted net assets per share 999 pence* (2003: 883 pence+).
- **Net assets up £570 million** to **£5,035 million*** (2003: £4,465 million+) on an adjusted and diluted basis; adjusted undiluted net assets £4,877.3 million (2003: £4,312.5 million). Shareholders' funds are £4,669.4 million (2003: £4,123.3 million).
- **Earnings per share up 33%** to **36.3 pence*** (2003: 27.3 pence+) on an adjusted and diluted basis. Adjusted undiluted earnings per share 37.0 pence* (2003: 27.6 pence+).
- **Profit before tax up 6.7%** to **£186.0 million** (2003: £174.3 million+), including gains of £38.9 million on property disposals. Underlying profit before tax £147.1 million (2003: £147.6 million+).
- **Property sales** of £371 million achieved **12%** above March 2003 valuation.
- **Net rents increased** to **£523.0 million** (2003: £513.7 million+).
- **Final Dividend lifted 8.3%** to **10.07 pence** per share.
  Total distribution for the year **up 8.2%** to **14.5 pence** (2003: 13.4 pence).
- **Total return** (adjusted diluted net asset value per share growth plus dividend) for the year **14.1%**.
- **Portfolio valuation up 4.7%** to **£10,639.4 million,** achieved mainly in the second half of the year. **Total funds** under British Land management now **£11,900 million**.

**John Ritblat, Chairman,** says in his Statement:

"Our long-term strategy is to focus on prime assets, mainly in the office and out-of-town retail sectors, where we create exceptional investments with strong tenants, long lease profiles and growth potential. We raise returns by active management and development. The distinctive British Land hallmark is opportunistic pursuit of these objectives, including innovative financing and the use of joint ventures. We also engage in the often complex processes of unlocking real estate holdings contained in corporate and other structures."

* adjusted to exclude the capital allowance effects of FRS19 and to include, in calculating NAV, the external valuation surplus on development and trading properties (Notes 7 and 18), and diluted for the potential conversion of the Convertible Bonds and outstanding share options and share awards

\+ restated for FRS 17 Retirement Benefits (Note 1)

All figures include British Land's share of joint ventures unless stated otherwise.

cont....

**Post year-end events:**

**Canary Wharf:** involvement in the Songbird offer (now unconditional) provides British Land with up to 16.4% of Canary Wharf's equity and created the route to acquire 50% of Canary Wharf's retail assets.

**1 Plantation Place, EC3:** completed **on time, on budget**; 540,000 sq ft, substantially pre-let to Accenture.

**10 Exchange Square, Broadgate, EC2:** completed **on time, on budget**; significant letting to Herbert Smith.

**51 Lime Street, EC3:** heads of terms agreed for a 420,000 sq ft pre-let with Willis Group for its London office headquarters.

**CONTACTS**

| | |
|---|---|
| The British Land Company PLC | |
| John Ritblat, Chairman | } 020 7467 2831/2829 |
| John Weston Smith, Chief Operating Officer | } 020 7467 2899 |
| Graham Roberts, Finance Director | } 020 7467 2948 |
| | |
| Finsbury Limited | |
| Edward Orlebar | } 020 7251 3801 |
| Faeth Birch | } |

---

**Nomination Committee Announcement**

The following announcement was made on 13 May 2004:

"The Nominations Committee of The British Land Company PLC has been conducting an extensive search, with the help of consultants Whitehead Mann, to select a new Chief Executive. The Board had identified a suitable candidate and thought that it had settled detailed terms with him but, very much to the Board's regret, he yesterday informed us that he had decided to withdraw for reasons not connected with British Land. The Nominations Committee has already reinstigated the search and British Land will make an announcement when the process is complete.

Chris Gibson-Smith
Chairman, Nominations Committee, The British Land Company PLC"

---

## STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

This was a record year on every count, and once again the strength of British Land's long-term business model and strategy is clear from the signal results. In the less certain and more testing market conditions which prevailed in the first half of the year the Company was still growing and remained highly profitable: in the improving climate which has later developed it was able to increase shareholders' funds more rapidly. For the full year adjusted fully diluted net assets rose £570 million to £5,035 million.

We have accumulated a portfolio of unique quality and diversity, coupled with tightly controlled and innovative debt management, driving fully diluted net assets per share up 107p to 966p, a rise of 12.5%.

Profits before tax at £186 million are ahead again, up 6.7% and we are raising the final dividend by 8.3% to 10.07p per share. The total distribution for the year is 14.5p, up 8.2%. This is the 25$^{th}$ consecutive year of dividend increases: the dividend payout has virtually doubled over the past decade alone.

The total return for the year was 14.1% on a fully diluted basis.

At the half year, asset values overall had risen just 0.2%. Six months later, values had risen 4.7% for the full year. This means that there was an annualised rate of growth of some 9% in the second half. The retail sector of the portfolio, focused primarily on out-of-town retail warehouse parks, major superstores and shopping centres, has performed particularly well, being up 12.4% for the year. After a quieter period our City of London investments have stabilised and are now poised to resume growth.

The merits of property for investors have once more been widely appreciated since the stock market shakeout following the dotcom frenzy. Building up a property portfolio under management amounting to some £12 billion of British Land's quality is not easy. The management has to buy astutely and must then take the time to manage its purchases actively to maximise value – negotiating leases, optimising rent reviews, acquiring adjacent interests, buying out ground leases, adapting properties to suit changing tenant demand and co-operating with nearby owners and local communities to achieve a better outcome for them too.

Then you have to add in the specific skills for development, such as planning, design, efficient and sustainable construction on time and on cost, allied to financing, judging the market's prospects and forecasting demand in the context of prospective economic verities. It is clear that the overall mix of expertise needed for success in our business is far removed from conventional investment. Property's rewards are real, the risks can be managed, but instant fulfilment is rare except in the fraught late stages of a boom.

Development Focus

Our view of the market has directed the development programme to the City of London, where we felt confident that prospects would continue to improve. Apparent availability of total space is often a false indicator in the City, as much of it is in secondary locations and of inferior quality, offering little to tenants who seek first class premises, designed for modern needs, and attractive to work in. Tenants seeking efficiency and good working conditions will pay proper rents, eschewing cheaper but less suitable second-hand buildings.

Highlights of our 2,760,000 sq ft City development programme at a construction cost of £945 million are:

- Completion of the 540,000 sq ft 1 Plantation Place, substantially pre-let to Accenture, within both timetable and budget. This is one of the largest buildings recently built in the City and, with the 161,000 sq ft at 2 Plantation Place nearing completion, adds one million sq ft gross to the portfolio.

- Completion – also within time and budget – of 10 Exchange Square on the site of the former Hamilton House, a 163,000 sq ft addition to Broadgate. A substantial pre-lease has been contracted with law firm Herbert Smith, and a bridge will link to that firm's existing premises at Exchange House, one of the largest buildings in our 4 million sq ft Broadgate Estate.

- Heads of terms agreed for a 420,000 sq ft pre-let with Willis for its London headquarters, on the site of the old Lloyd's of London building at 51 Lime Street, EC3.

- A detailed planning consent already exists to expand Broadgate with a 747,000 sq ft building at 201 Bishopsgate, where a structural raft foundation over the railway lines is in place. Currently we are working on an improved two building design, attuned both to the City Corporation's forward-looking approach, and to evolving tenant demand for greater flexibility.

- A detailed planning application has been submitted for a spectacular 735 ft tower designed by Richard Rogers Partnership at 122 Leadenhall Street, EC3 providing 600,000 sq ft of iconic space. With its imaginative sloping façade and extensive ground level public space, the building's concept was exhibited and much admired at the 2002 Biennale in Venice and can now be seen at the New City Architecture Exhibition at Broadgate.

- Planning consent is in place for a 126,000 sq ft building at Ludgate West, Farringdon Street, London EC4, adjoining our Ludgate estate. Demolition of the existing building has commenced.

Joint Ventures

We have repositioned some of our joint venture investments, buying out our partners GUS from BL Universal and taking full control of Blythe Valley, the Midlands business park development, from our partners Prologis. A succession of highly profitable individual pub unit sales has reduced the Public House Company, our joint venture with Scottish & Newcastle, to small proportions with only 19 pubs still to go, having started with over 300. We sold our participation in the Cherrywood development outside Dublin, and have been preparing the ILAC Shopping Centre for a radical renewal scheme in that City's heart.

An innovation has been the new Scottish Retail Property Limited Partnership, in which Land Securities and ourselves have pooled our shopping centre interests at East Kilbride and Aberdeen, gaining for both owners larger scale operations and for our tenants and the public much more extensive retail choice.

Canary Wharf

Our Canary Wharf foray provides an opportunity to acquire up to 16.4% of that Company's equity, the exact percentage depending on the level of acceptances to our Songbird consortium's offer, now declared unconditional, to Canary Wharf's shareholders. Participation in the consortium has created the way for British Land to obtain a 50% interest in Canary Wharf's attractive retail assets.

Nearby, British Land has been selected by the London Borough of Southwark to masterplan a 40 acre Docklands site, mainly for residential use, around Canada Water underground station in partnership with Canada Quays Limited.

Property Purchases and Sales

We had refined our holdings earlier and so we were not big sellers of property last year, in the expectation of the market's improvement. Sales, including those of joint ventures, realised £371 million, at 12% above the 31 March 2003 independent professional valuation.

Disposal of the last 27% of St. Stephen's Green Shopping Centre in Dublin (£44.8 million) and the mixed development at Cherrywood near Dublin (£48.1 million) were the largest elements.

Purchases were considerably higher at £562 million which reflected our positive view. The major item was the purchase of the half we did not own of BL Universal (£364 million).

Residential Portfolio

British Land has continued to be a net investor in residential property throughout the year, with new purchases contracted or agreed on over 350 units in excess of £60 million. We have concentrated on acquiring new property (mostly flats) from well known housebuilders prior to completion. These purchases are at a discount to open market value, and are in mostly provincial locations that provide good prospects for capital growth and a satisfactory yield as well. Sales have been mainly of older or non-performing stock, taking advantage of increased prices, with sales completed on some 80 units at over £15 million. The total return from the residential portfolio has averaged more than 12% per annum over the last five years.

Finance

To pay for our enterprises we are dependent on Group financing initiatives, and our Treasury has been busy both in reorganising funding arrangements and in raising further finance.

In the first quarter of the year we completed negotiations with the fifty or so principal banks with which we deal. Part of the process was the introduction of new banking covenants which are mutually advantageous. The covenants no longer restrict the amount of securitisations and secured debt and, for its part, the Group has covenanted to limit to a standardised 70% the ratio of unsecured debt to unencumbered assets. This covenant will apply equally to bank borrowing and to bonds, providing a level playing field for all our unsecured lenders.

Capital markets were utilised in three different ways. £98 million was raised through a private placement to seven US institutions on an unsecured basis for a twelve year period. The new US private placement lifted to over $300 million the amount of US medium-term institutional lending to the Group.

We tapped both the Meadowhall and the Werretown (Sainsbury) securitisations to raise a further £51 million and £84 million respectively. The Meadowhall securitisation now represents 80% of the original net purchase price, and in the case of the Sainsbury stores over 100%, so that we enjoy total ownership with only nominal capital committed, making the return on shareholders' funds exemplary.

New Group bank facilities completed amounted to £615 million with an additional £143 million of renewals. The total bank book is £1,976 million, with current undrawn availability of £965 million. Further funds have been raised through joint ventures, including distributions out of BL Universal and BL Fraser, sales from PubCo, and refinancing of two of the Tesco joint ventures. In total £169 million was raised from joint ventures in the year.

Group debt now has a weighted average life of 16.9 years at 6.38%. 82% of debt is at fixed rates of interest, 2% capped and 16% at variable rates.

Broadgate Estates

Broadgate Estates Limited, our property management company, continues to grow its business, with over £60 million per annum of service charges under management. Just over 40% of revenue arises from managing the Group's major multi-let London properties including Broadgate, Regent's Place and Fleet Place. The balance of almost 60% is earned from third parties. In the year BEL has taken almost 1 million sq ft net of new assets under management, all for third parties.

Meadowhall

Meadowhall's performance remained strong with visitor numbers up 424,000 to 24.6 million last year. The Centre has expanded its retail mix with the emphasis on fashion. New additions on the malls include Bank, Faith, Jane Shilton, Mamas and Papas, and the UK's first Build-A-Bear Workshop. We completely renovated The Oasis Food Court in an £8 million scheme which gave it a fresh, modern look, as well as over 350 additional seats in a new upper level seating area, easing the pressure at peak times and providing a more relaxed setting.

Meadowhall's initiatives to help retailers meet customers' growing demands were developed further during the year. The interactive GO SHOP loyalty scheme gives retailers access to customer data and allows them to incentivise their loyal customers, and Meadowhall's own e-commerce gift service, Surprise Someone, offers Centre retailers an additional route to market. The ARC, an onsite warehousing facility, provides extra storage space for retailers away from but near to their shops. The Source is Meadowhall's leisure and educational facility which opened in March 2003 and has already attracted over 60,000 local users to its IT Learning Centre, conference and interview rooms, classrooms, gym, café, employment advice centre and crèche.

Near Meadowhall, we have assembled a 66 acre landbank, and we are working with Sheffield City Council on a masterplanning exercise including this strategic site. British Land has already announced a venture for an MGM Mirage Resort Casino, and we are looking for further initiatives there.

Corporate Responsibility

Recently we published our second Corporate Responsibility Report. British Land's approach to its social and environmental responsibilities reflects the fact that the business is capital intensive but relatively small in staff numbers; in this sense, for us small is beautiful and efficient. We must ensure that the developments we construct and the buildings in which we invest attain the highest standards.

Most of our energy and implementation will be where it matters – on the ground, at our properties around the UK. Staff on-site make the decisions relating to their sites, because they know what their local communities want and what makes sense for their part of the business. Reflecting this belief, we have set up an Award Scheme for on-site initiatives to encourage the involvement of all staff.

External Issues

British Land has for some time responded to the Government's wish that landlords should offer more flexible terms to tenants, including alternatives to upwards only rent reviews. Our experience has been – and it may be in part a reflection of the high quality of our portfolio and its target market – that few tenants are takers of the alternatives. In larger transactions they almost always insist on longer leases, and they do not want to pay the higher rents involved in the upwards and downwards option.

Recently we arranged the surrender of a particular 63 year lease we had acquired, and granted a new one for the same term at the same rent. In return for an upfront cash contribution for building improvements, the tenant swapped seven yearly upwards or downwards rent reviews in the old lease for upwards only five yearly reviews in the new lease. This flexible re-arrangement suits both parties and shows how the free market works today. What is interesting is that the tenant is no less than HM Government, and there is nothing new in upwards and downwards reviews as this lease was granted in 1973.

We sense that increasing numbers of tenants are wary of government intervention. It forces artificial changes, but the results may not be what advocates of tilting the table expect. Could it be that removing upwards only rent reviews might increase rather than decrease occupancy costs? It is the nature of markets to compensate, and there is one law which no government

can repeal – the law of unintended consequences – which I might say has in the past inadvertently produced some interesting opportunities for us!

On a promising note, the proposal to establish Real Estate Investment Trusts in the UK must be welcomed and should be beneficial. For savers and investors to have an easy method of putting their money into property is highly desirable – provided of course that the Trusts are not required to carry uneconomic burdens, for example in funding residential in prime commercial locations. If REITS are unduly burdened or over-complicated, the saving and investing public will shun them, and that would be a great disappointment.

Prospects

What next for the property industry? Given a reasonable economic climate, property will benefit because capitalisation rates are having the long overdue correction I forecast, and REITS also are likely to increase demand for high quality assets. Property is going to continue to make money for its investors, largely the repository for savings and the providers of pensions especially here in the UK.

At British Land we provide space for millions of shoppers, and the workplace for large numbers of retail and office staff throughout the country. Nowadays we are offering our customers, our tenants, a range of ancillary services, such as our widely used Vicinitee website which provides both information for occupiers' employees and property management services. We have been leaders too in PISCES, pioneering electronic data interchange to modernise the paperchase of conveyancing.

It is worth restating here what our long-term strategy is. We focus on prime assets, mainly in the office and out-of-town retail sectors, where we create exceptional investments with strong tenants, long lease profiles and growth potential. We raise returns by active management and development.

The distinctive British Land hallmark is opportunistic pursuit of these objectives, including innovative financing and the use of joint ventures. We also engage in the often complex processes of unlocking real estate holdings contained in corporate and other structures.

What matters most is that we build or buy well-located buildings that suit tenants' needs with good prospects for rental growth. Though it has not been easy in the current strong market to acquire good assets, we were able to buy out some of our joint venture partners and acquire the outstanding 50% of properties for which we already have pre-emption arrangements, an advantage of the joint venture partnerships we have employed extensively. We believe that our own particular entrepreneurial culture and approach remain effective, and will continue to serve our shareholders well in both income and capital terms.

Board and Management

My warm thanks go to my colleagues on the Board. The Company is fortunate to have such well-qualified and experienced directors, capable of asserting their views from a wide range of activities and disciplines.

Our talented and energetic executives, a blend of ages and aptitudes, have made strenuous and incisive contributions to a productive year. I thank them, all our staff, and our agents and professional advisers throughout the Group for what has been accomplished by our team.

## FINANCIAL HIGHLIGHTS

| **Profit and Loss Account** | **Year ended 31 March 2004** | Year ended 31 March 2003† |
|---|---|---|
| Net rental income | **£523.0m** | £513.7m |
| Net rental income (Group) | **£450.3m** | £418.6m |
| Net interest payable | **£336.2m** | £326.1m |
| Profit on property trading and disposal of fixed assets | **£38.9m** | £26.7m |
| Underlying profit before taxation* | **£147.1m** | £147.6m |
| Profit before taxation | **£186.0m** | £174.3m |
| Tax charge | **£14.5m** | £33.7m |
| Adjusted diluted earnings per share | **36.3 pence** | 27.3 pence |
| Diluted earnings per share | **34.5 pence** | 27.1 pence |
| Dividend per share | **14.5 pence** | 13.4 pence |

* profit before taxation less profit on property trading and disposal of fixed assets

| **Balance Sheet** | **31 March 2004** | 31 March 2003† |
|---|---|---|
| Total properties* | **£10,639.4m** | £9,645.6m |
| Adjusted net assets+ | **£4,877.3m** | £4,312.5m |
| Net assets | **£4,669.4m** | £4,123.3m |
| Adjusted diluted net asset value per share+ | **966p** | 859p |
| Diluted net asset value per share | **944p** | 839p |
| Group: | | |
| Debt / equity ratio | **100%** | 101% |
| Mortgage ratio (debt / property & investments) | **48%** | 49% |

* pre adjustments for UITF 28

+ adjusted to exclude the capital allowance effects of FRS 19 and to include the external valuation surplus on development and trading properties, and diluted for the potential conversion of the Convertible Bonds and outstanding share options and share awards

**Total Return** (adjusted diluted net asset value per share growth plus dividend) for the year **14.1%**.

| **Financing statistics** (Group) | **31 March 2004** | 31 March 2003† |
|---|---|---|
| Net debt | **£4,866.8m** | £4,361.4m |
| Weighted average debt maturity | **16.9 years** | 18.0 years |
| Weighted average interest rate | **6.38%** | 6.31% |
| % of net debt at fixed / capped interest rates | **84%** | 83% |
| % of debt ringfenced with no recourse to other Group companies/assets | **64%** | 64% |
| Interest cover (net rents / net interest) | **1.55x** | 1.61x |
| Cash and available committed facilities | **£2,149.6m** | £1,635.4m |
| - of which drawn | **£1,011.0m** | £899.0m |

† restated for FRS 17 Retirement Benefits

All figures include British Land's share of joint ventures unless stated otherwise.

## FINANCIAL REVIEW

### Financial Highlights

Adjusted diluted net asset value per share **up 12.5%**
Portfolio valuation **up 4.7%**
Progressive dividend **up 8.2%** for the year
Adjusted diluted earnings per share **up 33.0%**
**Total return** on adjusted diluted net assets per share for year **14.1%**

### Operating Performance

Gross rental income, including our share of joint ventures, increased by 2.5% (£14.0 million) to £565.6 million (2003: £551.6 million). Rents from properties wholly owned by the Group increased by £37.3 million, whereas our share of joint ventures' gross rents reduced by £23.3 million following the buyout of GUS's interest in BL Universal and taking full control of BVP Developments.

Group net rental income increased by 7.6% (£31.7 million) to £450.3 million (2003: £418.6 million). Factors increasing net rental income included rent reviews and new lettings (£36.9 million), the consolidation of former joint ventures (£29.4 million) and purchases (£10.9 million). Reductions in net rental income arose from the restructured European Bank for Reconstruction and Development lease (£5.9 million) reflecting commencement of their rent free period, UITF 28 adjustments (£10.6 million), reduced back rents (£7.1 million) and sales of properties (£10.4 million).

British Land's share of joint venture operating profits decreased by 26.9% to £67.5 million (2003: £92.3 million). This reflects the active property disposal programme in the joint ventures, and the consolidation of former joint ventures.

Profit before tax increased by £11.7 million (6.7%) to £186.0 million (2003: £174.3 million). Profits on disposal of fixed assets and property trading increased by £12.2 million (45.7%) to £38.9 million (2003: £26.7 million). Excluding these items underlying profits before tax decreased slightly to £147.1 million (2003: £147.6 million).

Adjusted earnings per share have increased by 9.4 pence per share to 37.0 pence per share (2003: 27.6 pence per share) and on a diluted basis by 9.0 pence per share to 36.3 pence per share (2003: 27.3 pence per share). Earnings per share were 35.1 pence per share (2003: 27.4 pence per share) and on a diluted basis 34.5 pence per share (2003: 27.1 pence per share).

### Taxation

The Group taxation charge comprises a current year corporation tax charge of £17.5 million, deferred tax of £5.7 million and £9.2 million attributable to joint ventures, equivalent to a current year charge of 17.4% (2003: 15.3%) compared to a prevailing corporation tax rate of 30%. The total charge has been decreased by £17.9 million in respect of items relating to earlier periods (2003: increased by £7.0 million). The overall tax charge of £14.5 million (2003: £33.7 million) represents a tax rate of 7.8% (2003: 19.3%).

The tax which would arise on the disposal of properties and investments at the amount at which they are carried in the balance sheet, and including trading and development surpluses, is estimated at £570 million (2003: £470 million), after taking account of available losses and provisions.

### Adjusted Net Assets

Adjusted net asset value includes the revaluation surplus on trading and development properties and excludes deferred taxes provided on capital allowances where no tax payment

is expected to crystallise. Adjusted net asset value increased by £564.8 million (13.1%) to £4,877.3 million (2003: £4,312.5 million) reflecting the £467.9 million valuation surplus in the year and £100.7 million retained earnings.

Adjusted net asset value per share (diluted) increased by 12.5% (107 pence). The key drivers in the increase in adjusted diluted net assets per share included retained earnings (19 pence) and revaluation surpluses (90 pence).

**Finance and Capital Structure**

Approximately 50% of the value of the Group's property and investments is financed by borrowings. British Land uses debt as a means of maximising equity returns and minimising tax leakage. The Group mortgage ratio at 31 March 2004 was 48% (2003: 49%). The mortgage ratio including our share of joint ventures net debt (which totals £529.8 million, without recourse to the Group) is 51% (2003: 52%).

British Land uses a variety of methods to finance property assets with the aim of employing the most capital efficient method for each asset's particular characteristics. Financing is raised through a mixture of securitisations, public and private debt issues, convertible bonds and bank borrowings.

The Group's financial risk management policy is to maintain approximately 85% of debt at fixed and capped rates and debt is taken out under long term facilities to balance the Group's income profile from long lease lengths. These policies concentrate economic exposure to the property market and our portfolio's performance and minimise exposure to short to medium term interest rate movements. The Group borrows fixed and floating rate debt and uses derivatives to produce the desired interest rate profile.

At 31 March 2004 net debt is £4,866.8 million (2003: £4,361.4 million). The joint ventures are separately financed with no recourse to British Land (2003: guarantees totalling £12 million).

The Group's weighted average interest cost is 6.38% (2003: 6.31%). At 31 March 2004 84% of debt was at fixed or capped rates of interest (2003: 83%) with a weighted average debt maturity of 16.9 years (2003: 18.0 years). Interest cover is 1.55 times (net rents/net interest) (2003: 1.61 times).

The market value of net debt and derivatives (including British Land's share of joint ventures) was £499.2 million (before tax relief) greater than their book values. This compares to £527.3 million (before tax relief) last year, the reduction resulting principally from a combination of higher underlying market interest rates and lower credit spreads.

The Group continues to maintain a significant level of committed undrawn bank facilities to enable it to respond rapidly to opportunities in the market and to fund developments without the need for project specific financing.

**Changes in Financing**

**Securitisations**

On 14 April 2003 the Group issued a further £50 million of Notes securitising the rental income stream from Meadowhall. This is in addition to the £825 million of Notes issued in December 2001. The weighted average interest rate of the issues is 5.5% per annum and the weighted average maturity is currently 19.4 years.

On 7 July 2003 the Group paid £73.5 million to redeem the outstanding Class D Fixed/Floating Rate Unsecured Notes 2014 issued as part of the Broadgate Securitisation. These Notes, which had a coupon of 7.1107% and a weighted average maturity of less than two years, were redeemed at a premium of £1.7 million.

On 6 October 2003 the Group issued a further £75.5 million of Notes securitising the rental income stream of certain Sainsbury's Supermarkets raising proceeds of £84 million at an effective rate of 5.8% per annum. The weighted average interest rate of the total issue is 6.77% per annum. The current weighted average maturity is 14.7 years.

**US Dollar Private Placement 2015**

On 3 October 2003 British Land issued US$154 million 6.30% Senior Notes due 2015 as a further US private placement to institutional debt investors. A cross-currency swap was simultaneously executed, effectively converting the issue into Sterling at a fixed rate of 5.999% per annum for the term.

**Dividends**

The Directors propose a final dividend of 10.07 pence per share, making a total dividend of 14.5 pence, an increase of 8.2% over 2003. This increase is in line with our continuing policy of dividend growth. The total dividend is covered 2.4 times by profits for the year.

**Cash Flow**

Profits after interest, tax and working capital movements, generated a positive operating cash flow for the year of £163.1 million (2003: £95.0 million). Property and investment disposals by the Group and cash returns from joint ventures realised cash of £281.3 million. Property acquisitions, developments and investment expenditure by the Group amounted to £466.9 million.

**REITs**

On 17 March 2004 the Government issued a consultation paper related to the potential introduction of a tax transparent property vehicle (REIT) in the UK. The Group is actively involved in this consultation process both directly with the Government and also through industry bodies such as the BPF. In principle the Group supports the introduction of a tax transparent property vehicle and believes such a vehicle would be beneficial to investors in property. Whilst the consultation process takes place the Group is seeking to be as flexible as possible in respect of its financing policy.

**Accounting Issues**

International Accounting Standards (IAS) will be applied, as required for all European Union listed companies, for our financial year ending 31 March 2006. The Group continues its preparations, which include changes to systems and methodologies, and will give further guidance on the accounting impact in due course.

The underlying performance of the business including cash flows will, of course, be unaffected. The reported results will however look significantly different and the net asset value will be significantly lower than that shown under the Group's existing accounting policies. The five major areas identified to date where IAS differs from UK GAAP affecting British Land are as follows:

- UK GAAP does not permit deferred tax to be recognised where a business is not obliged to pay more tax at a future date. IAS on the other hand requires provision for all taxable and deductible differences between book values for tax purposes and accounting book values that are not 'permanent' timing differences. The effect of this change will be to reduce net assets.

  The most significant such difference for British Land are the base costs for tax purposes of its properties and investments, including shares in joint ventures, and the accounting book values which include material revaluation adjustments. Tax payments will arise only if British Land sells those assets and the amount of tax crystallised will reflect the price received at the time, the structure of the transaction,

any tax benefits available such as loss relief and benefits derived from the tax position of the purchaser or of the Group at that time. None of these mitigating factors are accurately quantifiable where no transaction is in contemplation and negotiation, accordingly the provision to be booked under IAS will not represent an amount which the Company expects to pay. IAS does not permit the deferred tax provision to be discounted to present value.

The disclosures in note 5 show the calculation of the tax payable assuming all properties and investments are sold at the amount at which they are carried in the balance sheet (including trading and development surpluses) but without regard to future events or tax planning.

- The definitions of finance and operating leases are different between UK GAAP and IAS. Most of the Group's leases will be unaffected. In the case of head leases on the Group's leasehold properties, IAS will require a financial liability and corresponding asset to be recognised in the balance sheet. Currently the financial effect of head leases is reflected by our valuers as a reduction from their valuations. The net asset effect of this change is not expected to be material.

- British Land uses derivatives to manage its interest rate risk. In accordance with UK GAAP British Land's derivatives are not valued when they are hedges and any income or costs are recognised in the profit and loss account consistently with the underlying hedged transaction. IAS requires all derivatives to be carried at their fair values in the balance sheet and, where the related debt is not carried at market value, this could reduce or increase reported net assets. Hedge accounting whereby profits and losses are matched with those of the underlying (instrument or) cash flow is subject to restrictive tests under IAS and as a result there may be more earnings volatility. The European Union has yet to ratify the use of the International Financial Reporting Standard covering hedge accounting (IAS39) and there is uncertainty whether amendments may arise to IAS39 as a result of the ratification process.

- Unlike UK GAAP which requires proposed final dividends to be accrued, IAS only permits recognition of the liability to pay a final dividend when this has been approved by the shareholders. This will lead to an increase in net asset value.

- IAS will require a portion of the Group's irredeemable convertible bonds to be recognised as equity. This will lead to an increase in net asset value.

In preparation for IAS the Group has fully adopted Financial Reporting Standard (FRS 17) 'Retirement Benefits' and chosen early adoption of Financial Reporting Standard (FRS 20) 'Share-based payments'. Adoption of these UK Accounting Standards is expected to result in substantially the same accounting treatment as that which will be required upon adoption of IAS.

The impact of the adoption of FRS 17 is to decrease profit before tax by £1.0 million (2003: increase £1.9 million). The Group has recorded a net pension asset of £0.1 million at 31 March 2004 (2003: liability £6.0 million) which represents only 0.002% of the Group's adjusted net assets, reflecting the Group's small employee numbers and payroll costs.

FRS 20 requires the fair value of equity-settled share based payments to be determined at the date of grant and for this fair value to be expensed over the vesting period. The impact of the adoption of FRS 20 is immaterial and hence no prior year adjustment is necessary.

**Canary Wharf**

The Group is a member of the consortium which has formed Songbird Estates PLC ('Songbird') to acquire Canary Wharf Group PLC ('Canary'). On 21 May 2004 Songbird declared its offer for Canary unconditional in all respects having received valid acceptances from, or contracted to acquire, 60.9% of Canary's existing issued share capital. British Land will own between 14.1% and 16.4% of Songbird (assuming 100% acceptances) – the exact

percentage is dependent upon the eventual level of acceptances by Canary shareholders and whether they accept any of their consideration in the form of Songbird shares.

On completion the investment in Songbird will be accounted for as a fixed asset investment at Directors' valuation in accordance with the Group's accounting policies.

## PORTFOLIO HIGHLIGHTS

| Portfolio Valuation by Use | Group £m | JVs+ £m | Total £m | Portfolio % | Change* % |
|---|---|---|---|---|---|
| **Offices** | | | | | |
| City | 2,894.5 | 184.2 | 3,078.7 | 28.9 | -5.2 |
| West End | 640.2 | 30.9 | 671.1 | 6.3 | 1.5 |
| Business parks & Provincial | 235.9 | 8.2 | 244.1 | 2.3 | 8.2 |
| Development | 621.3 | 4.3 | 625.6 | 5.9 | -1.8 |
| **All offices** | **4,391.9** | **227.6** | **4,619.5** | **43.4** | -3.2 |
| **Retail** | | | | | |
| Shopping centres | 1,693.8 | 365.7 | 2,059.5 | 19.4 | 8.3 |
| Supermarkets | 1,320.1 | 175.1 | 1,495.2 | 14.0 | 15.1 |
| Retail warehouses | 1,159.2 | 234.0 | 1,393.2 | 13.1 | 15.1 |
| Shops | 390.1 | 151.3 | 541.4 | 5.1 | 14.9 |
| Development | 19.9 | 0.2 | 20.1 | 0.2 | 3.0 |
| **All retail** | **4,583.1** | **926.3** | **5,509.4** | **51.8** | 12.4 |
| **Industrial and distribution** | **159.9** | **17.8** | **177.7** | **1.7** | 8.3 |
| **Residential** | **224.5** | **4.4** | **228.9** | **2.1** | 3.5 |
| **Leisure** | **53.7** | **21.4** | **75.1** | **0.7** | 3.1 |
| **Other development** | | **28.8** | **28.8** | **0.3** | 4.8 |
| **Total** | **9,413.1** | **1,226.3** | **10,639.4** | **100.0** | **4.7** |

+ British Land's share
* including developments, purchases and capital expenditure, and excluding sales

**Total funds** under British Land management **£11.9 billion**, including partners' shares of joint ventures.

| Portfolio Valuation by Location | Total £m | Portfolio % |
|---|---|---|
| London: | | |
| City | 3,719.4 | 35.0 |
| West End | 730.0 | 6.9 |
| Greater London | 628.2 | 5.9 |
| Total London | 5,077.6 | 47.8 |
| South East England | 1,047.6 | 9.8 |
| Wales & South West England | 579.5 | 5.4 |
| Midlands & East Anglia | 1,016.1 | 9.6 |
| North of England | 2,352.3 | 22.1 |
| Scotland & Northern Ireland | 524.5 | 4.9 |
| Republic of Ireland | 41.8 | 0.4 |
| | 5,561.8 | 52.2 |
| **Total** | **10,639.4** | **100** |

| **Long Lease Profile** (excluding residential* & developments) | **Weighted average lease term, years** | |
|---|---|---|
| | **to expiry** | **to first break** |
| **Offices** | | |
| City | 14.1 | 12.0 |
| West End | 12.2 | 10.1 |
| Business parks & Provincial | 13.7 | 9.0 |
| **All offices** | **13.8** | **11.5** |
| **Retail** | | |
| Shopping centres | 16.4 | 16.0 |
| Supermarkets | 22.7 | 22.7 |
| Retail warehouses | 17.1 | 17.0 |
| Shops | 26.5 | 24.7 |
| **All retail** | **19.3** | **18.9** |
| **Industrial and distribution** | **13.3** | **11.6** |
| **Leisure** | **39.9** | **39.0** |
| **Total** | **17.0** | **15.8** |

* predominantly let on short leases

**Vacancy rate only 3.1%** of total portfolio ERV.

| **Security of Income** – sensitivity analysis (from 31 March 2004) | **% of income remaining at:** | |
|---|---|---|
| | **expiry** | **first break** |
| 5 years | 93.3 | 90.8 |
| 10 years | 79.2 | 72.1 |
| 15 years | 57.7 | 51.3 |

includes joint ventures
assumes no re-letting after first break or expiry

| **Tenant Risk Profile: Dun & Bradstreet Stress Score** | **British Land %** | **IPD Benchmark %*** |
|---|---|---|
| **Rental income rated:** | | |
| Negligible, low and low / medium risk | 91.8 | 81.5 |
| Medium / high risk | 4.3 | 10.8 |
| High risk | 2.1 | 5.2 |
| Unmatched | 1.8 | 2.5 |
| | 100 | 100 |

* Tenant Income Credit rating Covenant Strength (TICCS)

| **Current Reversions**<br>(excluding developments) | **Annualised Net Rents £m** | **Reversionary income (5 years) £m** | **Current net yield %** | **Reversionary net yield (5 years) %** |
|---|---|---|---|---|
| **Offices** | | | | |
| City | 182.8 | 24.7 | 5.9 | 6.7 |
| West End | 39.0 | 4.7 | 5.8 | 6.5 |
| Business parks & Provincial | 18.7 | 0.8 | 7.7 | 8.0 |
| **All offices** | **240.5** | **30.2** | **6.0** | **6.8** |
| **Retail** | | | | |
| Shopping centres | 111.4 | 11.4 | 5.4 | 6.0 |
| Supermarkets | 83.1 | 3.7 | 5.6 | 5.8 |
| Retail warehouses | 74.1 | 10.1 | 5.3 | 6.0 |
| Shops | 29.8 | 3.5 | 5.5 | 6.2 |
| **All retail** | **298.4** | **28.7** | **5.4** | **6.0** |
| **Industrial and distribution** | **11.3** | **2.1** | **6.3** | **7.5** |
| **Residential** | **12.3** | **0.1** | **5.4** | **5.5** |
| **Leisure** | **5.2** | **0.5** | **6.9** | **7.6** |
| **Total** | **567.7** | **61.6** | **5.7** | **6.3** |

**Development Programme**

| As at 31 March 2004 | | **Net Area sq m** | **Rent (est) pa** | **Construction cost** | **Cost to Complete** |
|---|---|---|---|---|---|
| Completed | Total | 8,680 | £1.0m | £5.2m | - |
| | British Land Share | | £1.0m | £5.2m | - |
| **Committed** | **Total** | **104,170** | **£42.5m** | **£324.2m** | **£67.7m** |
| | British Land Share | | £41.5m | £319.6m | £64.3m |
| Development prospects | Total | 612,880 | £179.7m | £1,392.2m | £1,354.1m |
| | British Land Share | | £175.1m | £1,360.8m | £1,325.7m |

| **Further rent** | **Contracted £m** | **Not Contracted £m** | **Total £m** |
|---|---|---|---|
| Annualised net rents, 31 March 2004 | 567.7 | | 567.7 |
| Reversions*, within 5 years | 27.7 | 33.9 | 61.6 |
| Committed developments | 21.4 | 20.1 | 41.5 |
| Development prospects | | 175.1 | 175.1 |
| Total | **616.8** | 229.1 | 845.9 |

* includes rent reviews, letting of vacant space and expiry of rent free periods (as determined by independent valuers)

## PROPERTY REVIEW

The investment market has continued to be strong, with a considerable weight of funds competing for prime assets in limited supply. This has resulted in firmer yields which have contributed to improving values, particularly in the retail sector.

**Purchases: £562 million** (including joint venture properties), **69% retail**

We have been net investors this year, adding to the portfolio in our preferred sectors, primarily through off-market transactions (where costs associated with acquisitions are generally lower). Significant purchases during the year were:

- the 50% share in BL Universal PLC held by GUS plc; with a portfolio of some £728 million, we effectively purchased £364 million of prime property in this transaction. The BL Universal joint venture was established in 1997 when it acquired 982 properties, mainly high street shops with an average lot size of £900,000 from the Great Universal Stores group. Since then, the joint venture portfolio has been repositioned: some 894 properties were sold for a total of £768 million; the proceeds were reinvested in 13 properties, primarily retail warehouses, at a cost of £357 million; further funds were utilised to repay debt and return cash to the joint venture shareholders; redevelopments and refurbishments were carried out to improve retained assets. The resulting portfolio comprises close to 100 properties with an average lot size of over £7 million, being 83% retail and 17% offices. The portfolio has been managed and selected by us over the last six years and we were pleased to have the well-timed opportunity to own it outright;
- the outstanding 60% interest in the St Nicholas Centre, a shopping mall in Aberdeen with a strong tenant mix of mainly national multiple retailers, for £31 million. BL Universal owned the 40% interest, so the property was acquired in full. At the same time, we purchased the long leaseholds of a further two prime shops in the centre for £11.6 million. This assembly of interests assisted us in contributing the centre to the new joint venture with Land Securities, commented on below;
- Priory Retail Park, Merton, for £34.7 million, fully let to national multiple retailers, consistent with our continuing strategy to invest in such retail parks;
- the majority interest in BVP Developments Limited, the former joint venture company which has developed and let Blythe Valley Park, Solihull, providing some 36,200 sq m (390,000 sq ft) of primarily B1 office space in a landscaped park. The site has outline planning consent for development of a further 76,080 sq m (819,000 sq ft) of business space. The half-share in the property was valued at £50.5 million;
- 146 residential units, for £20 million. This is a sector where we are increasing our investment. We have concentrated on acquiring new property (mostly flats) from well known house builders prior to completion. These purchases are at a discount to open market value, and provide good prospects for capital growth with a satisfactory yield. The total return from the residential portfolio has averaged more than 12% per annum over the last 5 years;
- in a new 50/50 joint venture with Rosemound Developments, 74 acres at Daventry International Rail Freight Terminal with outline planning consent for distribution warehouse facilities were acquired for £28 million.

**Sales: £371 million** (including joint venture properties), **£38 million above valuation**

Sales this year have been focused on continuing to take advantage of high market prices for assets in Ireland and for mainly smaller lot sizes in the UK. Transactions, overall at some 12% above valuation, have involved 83 commercial properties and 80 residential units, including:

- our remaining 27% interest in St Stephen's Green, Dublin for £44.8 million and our 50% share in the Cherrywood Properties joint venture for £48.1 million;
- 19 retail units in BL Universal for a total of £80.5 million;
- 30 pubs (at auction) for £40.8 million.

Since the year end we have sold the City office properties at 100 New Bridge Street and Watling House, Cannon Street, EC2 from the BL West joint venture for £151 million. These London sales are for reasons of stock selection and do not reflect any change in strategy; we remain confident in the City office market.

**New Scottish Joint Venture: with Land Securities**

In addition to the purchases and sales reported above, a new 50/50 joint venture has been created in respect of shopping centre assets in Scotland of British Land and Land Securities. The joint venture partners have each contributed assets to The Scottish Retail Property Limited Partnership which now owns the combined portfolio of over 130,000 sq m (1.4 million sq ft) of retail space, producing gross rents of more than £30 million per annum.

In Aberdeen, the principal retail centre for north-east Scotland, British Land's St Nicholas Centre and the Land Securities Bon Accord Centre make up the prime retail pitch between the John Lewis store and Union Street. In East Kilbride, British Land has contributed the Plaza Centre and the recently completed Centre West with retailers such as Debenhams, Next, Zara, French Connection and HMV. Land Securities added the adjoining malls, The Olympia and Princes Mall containing a strong mix of tenants together with a multi-screen cinema, library and ice rink.

By pooling our property assets and our expertise we will create improved retail environments for both tenants and shoppers, and maximise long term values.

**Property Asset Management: annualised net rents up to £567.7 million**

A considerable number of transactions are managed within the portfolio each year. This year, across the entire portfolio (including joint ventures) 216 rent reviews produced an increase in rents of some £13.5 million per annum, a 31% increase on the previous passing rents. A total of 71 lease renewals and 218 new leases granted generated additional rent of £17.5 million per annum.

At 350 Euston Road, Regent's Place, all office space is now let or under offer. The previously reported agreement reached in April 2003 with the European Bank for Reconstruction and Development at Broadgate resulted in an extension of the lease term and removal of the tenant's break clause in exchange for a nil rent period. This reduces rents passing by £18.975 million per annum until November 2006 when EBRD rent payment will recommence.

In the supermarket portfolio we have again made good progress with rent reviews. At Milton Keynes, for a Tesco superstore of 12,630 sq m (136,000 sq ft) on a high quality retail warehouse park, an independent expert awarded a rent of £21.50 per sq ft per annum on an "unfitted" basis, the highest third-party award for a supermarket achieved to date. This represented a 62% increase over the previous passing rent of £13.25 per sq ft. As part of the renewal and refinancing of the BLT Properties Limited joint venture, all the leases to Tesco were extended for an additional 10 years to expire after 2030.

At Meadowhall, rents have been increased by £2.1 million per annum, primarily due to settlement of 13 rent reviews and agreement of 28 new leases with existing and new tenants. Further management initiatives to relocate tenants and reconfigure shop units have improved the focus of certain areas of the Centre.

In Dublin we have a 50% interest in the ILAC shopping centre where terms have been agreed with the anchor tenant for a lease of a new store in a fully refurbished and extended scheme. We have made a planning application and are awaiting consent.

Vacancy rates in the portfolio remain very low, at 3.1% of rental value.

Within the next 5 years further rents of £61.6 million per annum are expected from the existing investment portfolio, including £27.7 million already committed as a result of expiry of

rent free periods and contracted minimum rental uplifts. Additional income will be generated from the expanding development programme, details of which are set out below.

| **Further rent** | **Contracted £m** | **Not Contracted £m** | **Total £m** |
|---|---|---|---|
| Annualised net rents, 31 March 2004 | 567.7 | | 567.7 |
| Reversions*, within 5 years | 27.7 | 33.9 | 61.6 |
| Committed developments | 21.4 | 20.1 | 41.5 |
| Development prospects | | 175.1 | 175.1 |
| Total | **616.8** | 229.1 | 845.9 |

* includes rent reviews, letting of vacant space and expiry of rent free periods (as determined by independent valuers)

## The Portfolio: principal sectors

**Retail** is **52%** of the total portfolio by value, with 78% of this being out of town investments and the balance 22% in high street locations and town centre shopping schemes. Out of town shopping is continuing to take an increasing share of total retail spend. Retailers continue to seek space in these locations which, coupled with a restrictive planning regime, maintains upward pressure on rents and hence values. While we have sold many high street shops, we have retained a significant investment of £541 million, mainly in provincial towns in the best locations, where we believe long term prospects to be sound.

Supermarkets, retail warehouses and shops have all performed very well, each with value growth of some 15%; coupled with income this gives a total return of just over 20% this year. There is strong competition from investors to acquire these assets. We calculate that we are the largest owner of UK supermarket properties, other than the operators themselves. The retail warehouse space is flexible, with 58% having the sought after open A1 planning consent which permits the widest range of goods to be sold and therefore attracts the best mix of potential tenants.

Meadowhall, one of the largest and most successful shopping centres in the UK, continues to be in demand from tenants and popular with shoppers. During the year we have brought more fashion retailers to the centre and have continued to improve the overall tenant mix and offer to shoppers.

**Offices** represent **43%** of the portfolio, of which 94% is in Central London, where we believe the market is at the beginning of an upturn. There is limited new supply, and recruiting starting again in both the financial and business services sectors has led to increased demand from prospective tenants. Tenants are withdrawing surplus space from the market and take up is improving from previous years. Overall, sentiment in the City is improving. Our view is that vacancy rates will begin to fall this year and continue to fall through 2005/6, so we should see rental growth for good quality space returning at the end of this year. British Land's office portfolio, with high quality buildings in the best locations, and long leases with contracted rents from strong covenants, is well placed to benefit from these expected improvements.

## Development Programme: building up

Committed Projects, as at 31 March 2004

| Project | Prime Use | Size sq m | Rent (est) pa | Cost[1] | PC[2] (est) | Pre-lettings (sq m) |
|---|---|---|---|---|---|---|
| **1 Plantation Place, EC3** | Offices | 50,340 | £26.5m | £201.6m | Q2 2004 | Accenture (34,840) |
| **10 Exchange Square, EC2** | Offices | 15,180 | £7.0m | £53.2m | Q2 2004 | Herbert Smith (4,100) |
| **2 Plantation Place, EC3** | Offices | 14,960 | £7.1m | £60.2m | Q2 2004 | |
| **Thatcham, Berkshire[3]** | Distribution | 23,690 | £1.9m | £9.2m | Q2 2004 | |
| | | 104,170 | £42.5m | £324.2m | | £21.4m pa (50%) |
| Cost to complete: | | | | £67.7m | | |
| **British Land share:** | | | **£41.5m** | **£64.3m** | | **£21.4m** |

[1] Construction cost
[2] Practical completion of construction
[3] BL Gazeley joint venture

During the year, we completed the final phase of Heathrow Gateway (Phase 3), an 8,680 sq m (93,400 sq ft) distribution unit. Since March 2004, the buildings at 1 Plantation Place and 10 Exchange Square have completed, both on time and within budget. Part of each building is pre-let and there is considerable interest in the remaining available space.

In these early stages of an improving office market, the development programme is being moved up a gear, to add quality assets to the portfolio and to be ready to provide for anticipated demand. Development prospects are those sites and properties where we have identified opportunities and are progressing design and planning applications.

Development prospects, as at 31 March 2004

| Project | Principal Use | Size sq m | Planning status |
|---|---|---|---|
| **Lime Street, EC3** | Offices | 39,020 | - |
| **201 Bishopsgate, EC2** | Offices | 69,360 | Detailed |
| **122 Leadenhall Street, EC3** | Offices | 55,870 | Submitted |
| **Ludgate West, EC4** | Offices | 11,710 | Detailed |
| **Regent's Place, NW1** | | | |
| **(North-East quadrant)** | Offices/Residential | 61,150 | - |
| **(West site)** | Offices/Residential | 50,720 | Submitted |
| **York House, W1** | Offices/Residential | 12,830 | Detailed |
| **Daventry International Rail Freight Terminal[1]** | Distribution | 119,050 | Outline/ detailed |
| **Blythe Valley Park, Solihull** | Business Park | 76,080 | Outline/ detailed |
| **Theale, Reading[2]** | Residential | 26,260 | Submitted |
| **Redditch, Worcestershire[3]** | Distribution | 48,730 | Outline |
| **Meadowhall Casino Complex** | Retail/Leisure | 40,240 | - |
| **Dumbarton** | Retail | 1,860 | Detailed |
| | | 612,880 | |
| Total: Rent (est) | £179.7m | Cost[4] | £1,392.2m |
| British Land share: | £175.1m | | £1,360.8m |

[1] BL Rosemound joint venture
[2] Countryside Properties has a participation through a Development Agreement
[3] BL Gazeley joint venture
[4] Construction cost

Lime Street is subject to a conditional agreement for lease with Willis Group, the major insurance broker. We will be submitting a revised planning application for a 39,020 sq m (420,000 sq ft) office building. Demolition of the existing buildings has commenced.

At Regent's Place, a detailed planning application has been submitted for 37,160 sq m (400,000 sq ft) of office and 13,560 sq m (146,000 sq ft) of residential accommodation for the West site. The proposals are being pursued in partnership with the Crown Estate. At 122 Leadenhall Street an application has been submitted for a new 47 storey office tower, designed by the Richard Rogers Partnership. At Ludgate West, demolition has begun to clear the site for a new office building, adjoining our holdings in the BL West joint venture.

Outside London, we are pleased to have acquired, in joint venture with Rosemound Developments, 74 acres at Daventry on which to develop distribution warehouse accommodation on a phased basis in response to market demand. Working with Countryside Properties, we are pursuing a residential project at Theale, for which a detailed planning application has been submitted recently.

**Valuation**

All the properties owned by British Land and the joint ventures were valued by independent valuers, principally ATIS REAL Weatheralls, whose commentary on the commercial property market follows this review. The portfolio, including British Land's share of joint ventures, was valued at £10,639.4 million, an increase of 4.7% (£482 million) (including developments, purchases and capital expenditure, and excluding sales). This valuation, which suffers overall from the increases in stamp duty introduced over the last few years, has benefited this year from stamp duty relief provided in the April 2003 budget in respect of properties in defined "disadvantaged areas" to the extent of some £133 million. The portfolio valuations by use and by location are shown on the highlights at the front of this section.

**Performance benchmarking**

For several years the Group has used Investment Property Databank ('IPD') to provide independent benchmarking of property returns as one tool in assessing portfolio performance.

The statistics provided below relate to ungeared total property returns of the Group, including our share of joint venture properties and excluding overseas properties, in comparison to the index of fund performance.

| Ungeared total returns | British Land* %pa | IPD** %pa |
|---|---|---|
| 10 years to 31 March 2004 | 10.8 | 10.7 |
| Year to 31 March 2004 | 10.9 | 12.4 |

| | Year to 31 March 2004 | |
|---|---|---|
| | British Land* %pa | IPD** %pa |
| Offices | 2.4 | 6.1 |
| Retail | 18.8 | 16.4 |
| Industrial | 16.8 | 12.2 |
| Other commercial | 9.2 | 12.8 |
| Total portfolio | 10.9 | 12.4 |

*British Land and share of joint ventures
** IPD December Universe (extrapolated to March 2004) unfrozen
**Source: IPD**

Over the one year period to 31 March 2004 British Land has underperformed the benchmark primarily due to its higher weighting in Central London office properties compared with the benchmark.

British Land's long term ungeared total returns for the 10 years to 31 March 2004 have outperformed IPD.

**Outlook**

There continues to be increased demand for property from investors, resulting in a significant weight of money seeking assets in the market with little available stock. This has led to a yield shift and, together with rental value growth in our retail assets, has increased the value of our portfolio. In these times of low inflation and relatively low market interest rates, property investment with an average yield of 6.4% and average total return over the last 10 years of 10.7% per annum is showing good value compared to other asset classes.

With retail sales forecast to increase over the next 5 years at 3.9% per annum in town and 5.2% per annum out of town, and the Central London office market sentiment improving, British Land's balanced portfolio of quality assets with growing rents is well positioned for continued performance. We remain keen to make new acquisitions, selectively and opportunistically, across the sectors.

## ATIS REAL WEATHERALLS –
## COMMERCIAL PROPERTY MARKET SUMMARY

The comments below reflect our views as at 31 March 2004 and underlie our approach to the valuation of the portfolio. They reflect conditions up to the valuation date only.

The commentary focuses on the prime commercial property markets where the Company has significant holdings.

**General**

UK commercial property investments have performed well in the year to March 2004. Capital values for "All Property" increased by 5.5% according to IPD (Investment Property Databank), an independent benchmarking agency. Most of the increase has come from yields sharpening as demand from a wide range of investors has far outstripped the available supply.

Institutional funds, in particular, have reviewed their portfolio weightings in favour of increased exposure to property. Many have concluded that it represents a good compromise between the low but predictable performance of gilts and the more volatile but higher potential returns of equities. Recent indications by government ministers that REITS (a new tax efficient investment vehicle) are finally to be introduced in the UK have added further to the weight of demand.

Consequently, differentials between property sectors have narrowed and purchasers have tended to make less allowance for factors that would usually warrant some discount.

**City of London Offices**

Take-up, supply and vacancy levels in the City have all been disappointing (but within market expectations), however, there is a general consensus that we are now at, or near, the low point of the occupational cycle. As interest rates have risen, debt financed purchasers have been replaced by UK funds and others who consider that rents will increase soon. This is reflected in stronger demand for investments with short-term incomes, which offer redevelopment, refurbishment or other asset management opportunities. At the other extreme, long let investments with strong covenants remain popular.

Our valuation of Broadgate has remained broadly the same as at September 2003. It provides a combination of the features referred to above. Much of the current income secured is against financially strong tenants on long term leases incorporating upward only rent reviews. The capital value of the Estate has therefore been maintained despite the fact that we have reduced our estimated rental values to an average of £37.50 per sq ft.

**West End Offices**

Tenant demand in the West End of London has also remained low since our last valuation. Rents have continued to fall but market sentiment is that this decline has now halted. There has even been competitive bidding amongst tenants for the very limited number of top quality buildings that have been available. There is, however, still a surplus of secondary or average space for which demand is presently limited.

Yields have fallen, especially where purchasers see opportunities to take advantage of rents rising in the near future.

Similarly, properties with immediate redevelopment potential have also been much in demand. Purchasers have had to adopt rent forecasts reflecting record levels within their appraisals.

**Retail Warehousing**

Performance from properties in this sector has been remarkable over recent years and interest from both investors and occupiers has once again grown even stronger. This is based on the continuing and fundamental imbalance between demand and supply.

Many retailers who already trade from out of town units are looking to expand their presence. Others who have previously stayed in "high street" locations, are going "out of town" for the first time. This has resulted in significant rent increases in many areas.

On the supply side, the planning regime has remained very restrictive.

Investors and tenants are therefore competing intensely for a finite stock of an asset that is seen as increasingly valuable. In many cases, investors are projecting rental values in order to justify purchase prices.

With demand from a wide variety of sources, including cash rich funds, low initial and reversionary yields have become common across every category of out of town investment.

The very best prices have tended to be for parks (as opposed to single units), especially those with "open A1" retail planning consent. Less profitable tenants can be replaced with new occupiers. The higher rents achieved can then be applied at rent review to the remaining units. Buildings can be extended and reconfigured, and there are opportunities to generally upgrade and "re-brand".

**High Street Shops.**

High street spending has remained unaffected by recent interest rate rises or concerns over the sustainability of current prices in the UK housing market. Consumer confidence remains high.

Retailers, however, have experienced mixed fortunes. Profits, from which rent is paid, are under pressure in some cases. Further corporate restructuring seems likely. Elsewhere, demand from the more successful traders, has produced rental growth in many locations, after several years of stagnation.

The very keenest investment yields have been paid where buyers see strong growth prospects. This has produced an inward movement of around 50 basis points, to approximately 4.5% equivalent yield for prime stock. Yields for more secondary properties have improved even more in absolute and relative terms. Here, improvements of 100 basis points or more are not unusual.

**Shopping Centres**

These have also shown large increases in value. The rental growth already referred to has fed through to many centres. For investors, shopping centres combine the appeal of retail with the scope to add value through active estate management. They have the added attraction for funds keen to spend cash, of being large "lot" sizes.

Yields have sharpened by around 100-150 basis points for typical town centre schemes, so that initial yields of close to 6% have become common.

A major centre such as Meadowhall is sold only rarely but is subject to the same considerations.

**Department stores**

Department store investments have benefited from the positive investor attitude towards retail. They typically offer long leases, low rents from which growth can be expected, strong covenants and underlying redevelopment opportunities.

**Foodstores**

Many of these characteristics are shared by foodstores. In addition, the restrictive planning environment, and the willingness of tenants to extend leases, all appeal to investors. Yields for prime properties have improved to around 5.25%. Purchasers will have been encouraged by evidence of rents increasing for top quality stores, with several reviews settled well in excess of £20 per sq ft.

In conclusion, there is strong demand for all property types from a range of buyers. This is combined with the beginning of recovery and rental growth in a number of occupational markets.

**ATIS REAL Weatheralls**
Norfolk House
31 St James's Square
London SW1Y 4JR

## PRINCIPAL INVESTMENT PROPERTIES

### The Broadgate Centre, London EC2

| |
|---|
| Value £2.7bn |
| 360,000 sq m (3.9m sq ft) office, retail and leisure accommodation |
| 13 hectare (34 acre) site |
| Adjoins Liverpool Street station (mainline and underground) |
| Distinctive environment for some of the world's largest corporations and leading professional practices |
| Approximately 30,000 employees based at Broadgate |
| Community website www.vicinitee.com |
| **Tenants include:** |
| ABN AMRO Holdings |
| Allianz Dresdner |
| Ashurst Morris Crisp |
| Barclays Bank |
| Baring Investment Services |
| Crédit Lyonnais |
| Deutsche Bank |
| European Bank for Reconstruction & Development (EBRD) |
| F&C Management |
| Henderson Administration |
| Herbert Smith |
| ICAP |
| Lehman Brothers |
| Norinchukin |
| Prebon Marshall Yamane |
| Royal Bank of Scotland |
| Société Générale |
| Sumitomo Trust |
| Tokyo Mitsubishi |
| UBS |
| Williams de Bröe |
| The Broadgate Club |
| Freehold/virtual freehold |
| 100% owned |
| Rent passing £151.7m pa |
| Average office passing rent £46.15 per sq ft |
| Weighted average lease term including breaks 12.5 years, to expiry 14.8 years |

Broadgate is the premier City of London office estate. The assembly of the entire estate into British Land's ownership was completed by the acquisition in March 2003 of the virtual freehold interest at 1 Appold Street. Since then, we have continued to invest in the development of the Estate. Works to enhance the public spaces providing new landscaped areas, retail amenities, improved lighting and signage in Broadgate Circle, the Octagon and Finsbury Avenue Square are complete. The lighting scheme at Finsbury Avenue Square has won three international awards.

Construction of 10 Exchange Square, adding a further 15,180 sq m (163,400 sq ft) to the Estate has recently completed (May 2004). As for all other buildings at Broadgate, its frame and mechanical and electrical services are designed to permit ongoing flexible updating of tenants' space as technology and operating requirements change. Broadgate Estates Limited, a wholly owned subsidiary of British Land, manages the estate and maintains the external and common areas.

In April 2003, the lease to EBRD of the 34,100 sq m (367,000 sq ft) building at One Exchange Square was restructured. The tenant's break clause in 2006 was removed and the new lease extended from 2016 to December 2022. The office rent has been maintained at £18,975,000 (£52.50 per sq ft) per annum with upward only rent reviews, next in 2006 and every 5 years thereafter. EBRD were granted a 3 years and 5 months nil rent period from June 2003, with rent to be paid again from November 2006.

Rents increased by £2.14 million pa over the year as a result of rent reviews and leasing activity on a total of 44,200 sq m (476,000 sq ft) of office and retail accommodation. The total rent passing of £151.7 million per annum a will revert to £170.7 million per annum upon expiry of the EBRD's nil rent period in November 2006. Rents will further increase upon: rent reviews (with minimum uplifts); the letting of the 4,650 sq m (50,000 sq ft) of vacant accommodation at 6 Broadgate and 155 Bishopsgate (3,590 sq m/38,600 sq ft under offer); and letting of the 15,180 sq m (163,400 sq ft) becoming available at 10 Exchange Square, of which 4,110 sq m/44,200 sq ft is agreed with Herbert Smith, solicitors.

**Meadowhall Shopping Centre, Sheffield**

| |
|---|
| Value £1.4bn |
| 132,800 sq m (1,430,000 sq ft) retail |
| Site area 68 hectares (167.3 acres, 57.7 acres undeveloped) |
| 195 shop units, 11 anchor stores, 11 screen Warner Village cinema, 26 speciality kiosks, 21 mall kiosks |
| 28 restaurants and cafes (including Oasis food court) seating for some 3,300 |
| Up to 800,000 visitors per week at peak time |
| Direct access to junction 34 of M1 motorway |
| Free parking for over 12,000 vehicles |
| On site transport interchange with bus, train and supertram services |
| www.meadowhall.co.uk |
| **Anchor stores:** |
| Allders Home |
| BHS |
| Boots |
| Debenhams |
| H&M |
| House of Fraser |
| Marks & Spencer |
| Next |
| Sainsbury's |
| Sports Soccer |
| WH Smith |
| Freehold |
| 100% owned |
| Rent passing £70.1m pa |
| Average rent (excl M&S) £54.83 per sq ft |
| Weighted average lease term including breaks 17.6 years, to expiry 17.9 years |

Meadowhall is one of the largest and most successful shopping centres in the UK.

The two level, fully enclosed mall with excellent transport links continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of the units are in the top 10 performing outlets of their company, and for 26% they are the retailers' best performing outlet in the country.

Initiatives to reach retailers and consumers include: an on-line gift buying service; advances in the centre's interactive customer loyalty scheme, now with 92,000 subscribers; and the development of the latest technology to communicate effectively with both customers and retailers, setting the industry standard (and being successfully marketed to other shopping centres throughout the UK). The accelerated response centre (ARC), provides on-site warehousing and stock replenishment facilities and is being expanded during 2004. In just over a year since the opening of The Source, a new training and development centre, over 60,000 people have benefited from the facilities.

The refurbishment of the 'Oasis' food court was completed in October, with the new first floor area creating additional seating. The all new design and finishes provide a pleasing environment for customers.

Meadowhall and its management have received more awards this year, including British Council of Shopping Centres (BCSC) and International Council of Shopping Centres (ICSC) marketing awards and the Severnside award for commitment to recycling.

Rents have increased by £2.1 million over the year following settlement of 41 rent reviews and new leases. The rents passing are expected to increase further to approximately £71.2 million per annum when the outstanding rent reviews and lettings have been completed.

**Supermarkets Portfolio**

| |
|---|
| Total value £1.67bn British Land's share £1.5bn |
| 88 supermarkets located across England, Wales and Northern Ireland |
| Total floor area 457,000 sq m (4.9m sq ft) |
| Total site area 166 hectares (410 acres) |
| Total car spaces c.30,000 |
| **Tenants:** |
| Sainsbury's (43 stores) |
| Somerfield (26 stores) |
| Tesco (14 stores) |
| Safeway (3 stores) |
| Waitrose (1 store) |
| Co-op (1 store) |
| 82 freeholds, 6 long leaseholds |
| 73 stores 100% owned |
| 15 stores owned 50% in joint ventures |
| Total rent passing £93.7m pa, British Land's share £83.1m pa |
| Average rent £19.05 per sq ft |
| Weighted average lease term to break and expiry 22.7 years |

British Land's investment in supermarkets now represents 14% of the total portfolio.

We calculate that we are the largest owner of UK supermarket properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and with limited new supply, the retailers continue to require more and larger stores and are prepared to commit to full lease lengths of over 20 years.

These investments, acquired over some 15 years, have been enlarged by 42 extensions adding a total of 59,700 sq m (637,000 sq ft), of which 2,600 sq m (28,000 sq ft) has been completed during the year. Superstores of above 2,320 sq m (25,000 sq ft) now comprise 96% by value of this supermarkets portfolio.

In addition to these, British Land also owns, directly or 50% in joint ventures, a further 23 supermarkets which are included in other sectors of the portfolio (such as retail warehouse parks), and total a further 135,000 sq m (1,435,000 sq ft).

Six rent reviews were concluded during the year, adding some £2 million rent per annum. The most significant was the determination on the Tesco store at Milton Keynes. The store is 12,630 sq m (136,000 sq ft) and of modern design on a retail warehouse park. The independent expert's award, at £21.50 per sq ft, is the highest such award achieved to date.

## Out of Town Retail Warehouses Portfolio

| |
|---|
| Total value £1.6bn<br>British Land's share £1.4bn |
| 66 retail warehouse properties, of which: |
| 40 retail parks with total 339 units; and |
| 26 solus units |
| Total floor area 527,800 sq m (5.7m sq ft) 58% with open A1 use |
| Total site area 211 hectares (521 acres) |
| **Tenants include:** |
| Asda |
| B&Q |
| Carpetright |
| Comet |
| Courts |
| Dixons Group |
| Focus Group |
| Homebase |
| Homestyle Group |
| JJB Sports |
| Matalan |
| PRG Powerhouse |
| Sainsbury's |
| Tesco |
| TK Maxx |
| Toys R Us |
| Predominantly freehold |
| Total rent passing £86.7m pa, British Land's share £73.6m pa |
| Average rent £15.79 per sq ft |
| Weighted average lease term including breaks 17.0 years, to expiry 17.1 years |

British Land's retail warehouse investments represent 13% of the total portfolio.

Included in these investments are:

### Teesside Retail Park, Stockton on Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton on Tees and Middlesbrough.

Phase 1: purchased in 1992 and extended in 1998, provides 31,500 sq m (340,000 sq ft) of open A1 retail space arranged in 29 units, on a site of 19 hectares (47 acres).
Phase 2: a 3.3 hectare (8.1 acre) site, purchased in 1998 and located on the Park's principal access, comprises two retail units occupied by Comet and Office World totalling 3,900 sq m (42,000 sq ft) and three restaurant units totalling 1,090 sq m (11,700 sq ft).
Phase 3: an 11 hectare (27 acre) site, surrounding an existing leisure development (not in the Company's ownership), which may be considered for future development for commercial uses. A planning consent in respect of part of the site for a 100 bedroom hotel and a public house is in place.
The adjacent Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys R Us unit are also in the Company's ownership.

Total passing rent from Teesside is £7.5 million per annum.

### Greyhound Retail Park, Chester

This freehold retail park investment is located to the west of the town centre close to other areas of retail warehousing. The Park extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space. There are also two leisure units (cinema and bowling alley) where the rents are based on retail values. Tenants include Carpetright, Rosebys, DFS, Pets at Home and Dunelm. Almost all the retail units have a valuable open A1 non food planning consent.

The total passing rent is £3.6 million per annum.

### Homebase DIY Stores

The portfolio of stand alone Homebase stores is now 18 properties located mainly in the South East of England. Annual rents total £10.7 million which averages £151.25 per sq m (£14.05 per sq ft) and all are let on 20 year leases from December 2000. Total floor area is 70,745 sq m (761,500 sq ft).

**The Kingston Centre, Kingston, Milton Keynes**
(50% owned in joint venture)

The Kingston Centre was constructed in 1992 on a freehold 14 hectare (35 acre) site, close to junctions 13 and 14 of the M1 motorway and provides a total of 21,200 sq m (228,000 sq ft) of open A1 retail space.

The Centre includes a 12,630 sq m (136,000 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,400 sq m (79,300 sq ft). There is a covered shopping mall with 12 units totalling a further 1,150 sq m (12,400 sq ft), a drive-thru McDonalds, a pub and a car showroom. Tesco has an overriding lease covering the superstore and mall units. Tenants of the retail warehouses are Boots, Mothercare, Benson's Bed Centre, Focus DIY and Holiday Hypermarket. The former car wash site is being redeveloped to provide a retail unit and a restaurant. Planning consent exists for a further two retail warehouse units.

The total current rent is £5.0 million per annum.

**Orbital Shopping Park, Swindon**

This retail park adjoins a 13,935 sq m (150,000 sq ft) Asda superstore and comprises 18,950 sq m (204,000 sq ft) in 6 retail warehouse units let to Homebase, Comet, Next, Borders, JJB Sports and Boots and 7 shop units let to a variety of retailers including Blockbuster, Lunn Poly and Carphone Warehouse, together with a health club.

Rental income is £3.6 million per annum.

**The Beehive Centre, Coldhams Lane, Cambridge**

The site extends to 7 hectares (17 acres) with a frontage to Coldhams Lane, off Newmarket Road, where other major retailers are represented. Accommodation includes 14 non-food retail units totalling 14,700 sq m (158,200 sq ft) and a supermarket of 6,500 sq m (70,000 sq ft) let to Asda. Other tenants include Carpetright, JJB Sports, Pets at Home, Maplin Electronics, TK Maxx and Toys R Us.

Rental income is £3.0 million per annum.

**Priory Retail Park, Merton**

Acquired in January 2004, this scheme on 2.3 hectares (5.6 acres) is prominently located at the junction of the A24 and A238. The 7 units, totalling 6,520 sq m (70,200 sq ft) are fully let to tenants including Currys, PC World, Carpetright, Harveys and Carphone Warehouse.

The total passing rent is £1.6 million per annum.

**Regent's Place, London NW1**

| |
|---|
| Value £531m |
| 114,100 sq m (1.3m sq ft) office, retail, leisure and residential accommodation |
| 4.2 hectare (10.4 acre) site, West End of London |
| Close to Euston mainline and 4 underground stations |
| 2.0 hectares (4.9 acres) for further development at the North-East quadrant and site to the West of the estate |
| Community website www.vicinitee.com |
| **Tenants include:** |
| Abbey |
| Bank One |
| Capital One |
| Elexon |
| General Medical Council |
| HM Government |
| Hodder Headline |
| Sema |
| WS Atkins |
| Mainly freehold |
| 100% owned |
| Rent passing £28.9m pa |
| Average office passing rent £31.87 per sq ft |
| Weighted average lease term including breaks 12.3 years, to expiry 15.1 years |

This thriving West End business quarter has a major Euston Road frontage and excellent transport links.

Passing rents increased from £17.7 million to £28.9 million per annum over the course of the year as a result of the completion of rent reviews on 13,200 sq m (142,000 sq ft) of office accommodation and the expiry of rent free periods on recently leased offices. Shortly after the year end, the letting of a further 4,740 sq m (51,000 sq ft) in 350 Euston Road to the General Medical Council was completed at a rent equating to £39.00 per sq ft pa, and the last available office floor in 350 Euston Road is now under offer.

A conditional Development Agreement has been entered into with The Crown Estate to explore the development potential of a 1 hectare (2.5 acre) site to the West of the Regent's Place estate. A detailed planning application has been submitted to the London Borough of Camden for 50,720 sq m (546,000 sq ft) offices and residential floor space. Additionally, proposals are being progressed for the North-East Quadrant of Regent's Place, comprising a further one hectare (2.4 acres) to provide up to 61,150 sq m (658,000 sq ft) of offices and residential. As part of these schemes, it has been agreed that the University of Westminster will leave the estate no later than December 2005 (which had the effect of reducing the current average lease term to 15.1 years).

Retail offers within Regent's Place enhance the estate, including a Sainsbury's convenience supermarket, Holmes Place Health Club, Starbucks and Pret a Manger, a wine bar, hairdressers and a large crèche. 350 Euston Road incorporates further retail units which are available for letting to a mix of tenants.

Based on the Regent's Place Travel Plan, the transport initiatives at Regent's Place are featured in Government best practice guidance documents on travel plans.

In June 2003 350 Euston Road won an award in the "Large Commercial" category of the London Borough of Camden Built in Quality Awards 2003, part of a national scheme to promote good building practice.

Triton Square, a large public open space in the heart of Regent's Place, with a diverse collection of art, has recently won a Civic Trust Award. Broadgate Estates Limited continues to manage the external and common areas.

**Ludgate, London EC4**

| | |
|---|---|
| 32,255 sq m (347,193 sq ft) offices<br>560 sq m (6,023 sq ft) retail | The Ludgate Estate: 1 Fleet Place and 10 Fleet Place. |
| Near Blackfriars and Farringdon mainline and underground stations | The development of 1 and 10 Fleet Place, completed in 1992, was an urban regeneration of land previously occupied by railway lines which are now re-sited below ground. The standards of construction, finish and services are similar to those found at Broadgate. |
| www.vicinitee.com | |
| **Tenants include:** | |
| Babcock & Brown | |
| BTG | |
| Clydesdale Bank | |
| Denton Wilde Sapte | |
| Dow Jones | |
| Kroll Buchler Phillips | |
| MCI WorldCom | |
| Scottish Widows | |
| Virtual freehold | |
| 50% owned in joint venture | |
| Rent passing £13.0m pa | |

**122 Leadenhall Street, London EC3**

| | |
|---|---|
| 16,650 sq m (179,150 sq ft) offices<br>812 sq m (8,740 sq ft) retail | Situated opposite the Lloyds of London building in the City, the building was first constructed in 1969 and substantially rebuilt in 1996. It is located in an area of the City designated as suitable for high rise buildings. |
| 0.4 hectare (1 acre) site | |
| www.vicinitee.com | |
| **Tenants include:** | The majority of the leases are due to expire in 2008 and the opportunity for a tower redevelopment is being explored. Following extensive discussions with the City Corporation, a planning application for the 224 m high, 48 storey Leadenhall Building designed by the Richard Rogers Partnership was submitted in February 2004. The proposed building would provide 55,870 sq m (600,000 sq ft) of office floor space. |
| Banca Monte Dei Paschi Di Siena | |
| Crédit Agricole | |
| Marks & Spencer | |
| Freehold | |
| 100% owned | |
| Rent passing £6.9m pa | |

**Blythe Valley Park, Solihull**

| | |
|---|---|
| 36,200 sq m (390,000 sq ft) offices | Since acquisition in 1999 (then in a joint venture, now majority owned) some 36,200 sq m (390,000 sq ft) of primarily B1 office space has been successfully developed and let. The landscaped park also has ancillary retail, day nursery and Virgin health and fitness facilities. Development of further areas of the park are being planned and will be undertaken in response to market demand. |
| 69 hectares (170 acres) business park | |
| Planning consent for 111,500 sq m (1.2m sq ft) | |
| www.blythevalleypark.co.uk | |
| **Tenants include:** | |
| Centrica | The 2,350 sq m (25,500 sq ft) Innovation Centre, managed by University of Warwick Science Parks, was developed and is owned jointly with Solihull Metropolitan Borough Council. It provides facilities to assist new small businesses. |
| Logica | |
| Ove Arup | |
| Virgin | |
| Predominantly freehold | |
| 100% owned | |
| Rent passing £6.2m pa | Rent passing will increase to £6.3 million per annum on expiry of current rent free periods. |

**Centre West, The Plaza Centre, The Olympia, Princes Mall and Plaza Tower, East Kilbride**

| |
|---|
| Centre West: 26,000 sq m (280,000 sq ft) retail, 49 units |
| Plaza Centre: 28,000 sq m (300,000 sq ft) retail, 45 units |
| The Olympia: 32,500 sq m (350,000 sq ft) retail, 58 units |
| Princes Mall: 14,000 sq m (150,000 sq ft) retail, 40 units |
| Plaza Tower: 15,000 sq m (161,000 sq ft) offices |
| Multi-storey and level car parks |
| **Tenants include:** |
| Centre West: |
| Debenhams |
| French Connection |
| HMV |
| Next |
| River Island |
| Superdrug |
| USC |
| Zara |
| Plaza Centre: |
| BHS |
| Boots |
| Marks & Spencer |
| Mothercare |
| Primark |
| WH Smith |
| The Olympia: |
| Adams |
| All Sports |
| Etam |
| H&M |
| Safeway |
| Princes Mall: |
| Argos |
| Mark One |
| Woolworths |
| Plaza Tower: |
| Inland Revenue |
| Pearl Assurance |
| Plaza, Olympia and Princes: feuhold |
| Centre West: long leasehold |
| 50% owned in joint venture |
| Rent passing £16.3m pa |

The new Centre West and the established Plaza Centre, The Olympia and Princes Mall together create a prime retail destination at East Kilbride, serving the town and a wider south Glasgow catchment.

Centre West was completed and opened in March 2003 and has established itself as the principal fashion location. The centre trades on two levels, including an upper level food cluster. The recently refurbished Plaza Centre links directly into Centre West and its car parking.

The Olympia, opened in 1989, includes an ice rink, multi-screen cinema and food court in addition to the retail units. Princes Mall was refurbished in 1994 and provides the key value offer. This mall links with the bus station, which is being redeveloped.

Total rental income will increase to £17.9 million per annum on expiry of rent free periods at Centre West.

The recent establishment of the joint venture with Land Securities to manage and develop these malls will create an improved retail environment and maximise long-term value.

**Bon Accord Centre and St Nicholas Centre, Aberdeen**

| |
|---|
| Bon Accord: 23,700 sq m (255,000 sq ft) retail, 60 units |
| 7,300 sq m (78,600 sq ft) leisure and offices |
| St Nicholas: 10,450 sq m (112,000 sq ft) retail, 26 units |
| 1,300 sq m (14,100 sq ft) offices |
| Multi-storey car parks |
| **Major tenants:** |
| Bon Accord: |
| Boots |
| Primark |
| Woolworths |
| St Nicholas: |
| Dixons |
| Miss Selfridge |
| Next |
| River Island |
| WH Smith |
| Bon Accord: feuhold and long leasehold |
| St Nicholas: long leasehold |
| 50% owned in joint venture |
| Rents passing £13.1m pa |

Aberdeen is the principal retail centre for north-east Scotland. The Bon Accord Centre is Aberdeen's largest shopping centre. Its main entrance faces the St Nicholas Centre which is on a prime pitch linking the two centres to Union Street. Marks & Spencer and the John Lewis Partnership adjoin the centres.

The management of the two centres in the new joint venture with Land Securities will enable proposals to progress their linking and further development to present the combined centres as the prime location for retailers in Aberdeen.

**Eastgate Shopping Centre, Basildon**

| |
|---|
| 56,300 sq m (605,750 sq ft) retail |
| 3 office buildings 11,800 sq m (127,000 sq ft) |
| Multi-storey car park |
| **Major stores:** |
| Allders |
| Asda Walmart |
| HMV |
| New Look |
| Next |
| Primark |
| Superdrug |
| Freehold |
| 100% owned |
| Rent passing £9.3m pa |

The Eastgate Centre represents a major part of Basildon Town Centre and receives over 13 million customer visits a year.

The retail mall contains 3 anchor stores and 116 units. The Centre has continued to attract new tenants including First Choice, Icon and Blue Inc. Savacentre have assigned their lease to Asda Walmart who are carrying out a scheme of major refurbishment which will benefit the centre.

Eastgate has received a "Purple Apple Merit Award" from the British Council of Shopping Centres for its community work, and an Investors in People award.

The office buildings are let to tenants which include CGNU and the Secretary of State.

### The Peacocks Centre, Woking

| | |
|---|---|
| 29,700 sq m (320,000 sq ft) retail | Completed in 1992, this fully enclosed Centre is the prime shopping scheme in Woking on three principal trading levels. |
| 73 units plus 5 anchor stores | |
| **Major stores:** | Planning consent has been obtained for the creation of a new 1,300 sq m (14,000 sq ft) unit fronting Town Mall. It is anticipated that the development will commence later in the year with a key pre-let in place. |
| Allders | |
| Marks & Spencer | |
| Miss Selfridge | |
| Next | The food court has been increased to provide 540 seats and the tenant mix enhanced, including major multiples. |
| Primark | |
| TK Maxx | |
| Woolworths | There is a direct link to the 2 theatres and multiplex cinema and secure parking for 2,500 cars (not within the Company's ownership). |
| Long leasehold | |
| 100% owned | |
| Rent passing £5.8m pa | |

### Serpentine Green Shopping Centre, Hampton, Peterborough

| | |
|---|---|
| 27,700 sq m (298,000 sq ft) retail<br>2,100 car spaces | Serpentine Green is located in a prominent position on the southern outskirts of Peterborough. |
| **Major stores:** | The covered Centre, opened in 1998, comprises a Tesco Extra superstore of 12,100 sq m (130,000 sq ft) plus a further 15,600 sq m (168,000 sq ft) including 26 retail units and a dedicated catering area. |
| Tesco Extra | |
| Boots | |
| H & M | |
| Carphone Warehouse | The Centre also has a petrol station, operated by Tesco. |
| New Look | |
| Gap | The surrounding area has been designated for a major expansion, with over 5,000 new houses planned. |
| Next | |
| WH Smith | |
| Freehold | |
| 50% owned | |
| Rent passing £5.3m pa | |

## JOINT VENTURES

### Introduction

British Land has 12 active joint ventures which hold £2.4 billion (2003: £2.8 billion) of properties in the principal areas of retail, office and development. British Land's share of £1.2 billion (2003: £1.4 billion), is financed to the extent of £530 million (2003: £632 million) by external net debt, without recourse to British Land (2003: £12 million guaranteed). The net investment in joint ventures at the year end is £658 million (2003: £700 million).

### Joint venture model

All British Land's joint ventures share a common framework:

- the separate joint venture entity is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- the joint venture is established with a specific term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset. There are, however, provisions for early termination if the partners reach deadlock; and
- the joint venture is funded by a varying combination of equity and subordinated loans from the joint venture partners and external debt.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

### Joint venture rationale

Joint ventures benefit British Land because:

- they have provided access to desirable properties that were not on the market and enhance negotiations with tenants across a greater number of locations;
- they are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;
- they restrict the risks associated with a specific property investment or development by sharing the investment with a partner; and
- British Land earns fees from services provided to joint ventures.

## Joint venture activity

The key activities of the joint ventures during the year were:

- the establishment in March 2004 of the Scottish Retail Property Limited Partnership, a new joint venture with Land Securities PLC, to encompass the principal shopping centres in both Aberdeen and East Kilbride;

- the creation of BL Rosemound Limited Partnership in March 2004, a new joint venture with Rosemound Developments, which will develop distribution and warehouse accommodation on land acquired at Daventry International Rail Freight Terminal, adjacent to the M1 motorway;

- the renewal and refinancing of BLT Properties Limited, and the extension to at least 2030 of all the leases to Tesco, as well as the financing of The Tesco British Land Property Partnership;

- the acquisition in November 2003 of the 50% interest in BL Universal from the joint venture partner, GUS plc. BL Universal is now a wholly owned subsidiary of British Land;

- British Land acquired a majority controlling interest in the BVP Developments joint venture, from ProLogis Developments in December 2003;

- The Public House Company continued with its programme of auction sales, in which 30 public houses were profitably sold in the year, raising £41 million; and

- British Land's interest in the Cherrywood joint venture, comprising the Dublin mixed use development, was sold in April 2003 to Dunloe Ewart the joint venture partner.

The outline profit and loss account and balance sheet information for the major joint ventures is set out later in this report.

### Summary of British Land's share in joint ventures

| | **2004 £m** | 2003 £m | Change £m |
|---|---|---|---|
| **Profit and loss account** | | | |
| Gross rental income | **78.9** | 102.2 | (23.3) |
| Operating profit | **67.5** | 92.3 | (24.8) |
| Disposal of fixed assets | **7.4** | 20.4 | (13.0) |
| Net interest – external | **(40.0)** | (56.4) | 16.4 |
| Net interest – shareholders | **(6.6)** | (8.9) | 2.3 |
| Profit before tax | **28.3** | 47.4 | (19.1) |
| **Balance sheet** | | | |
| Gross assets | **1,299.8** | 1,470.3 | (170.5) |
| Gross liabilities | **(641.6)** | (770.1) | 128.5 |
| Net investment | **658.2** | 700.2 | (42.0) |
| Number of active joint ventures | **12** | 12 | |

## The Scottish Retail Property Limited Partnership

| | |
|---|---|
| JV Partner: | Land Securities Group PLC |
| Date Established: | March 2004 |
| Portfolio value: | £487m, comprising shopping centres in Aberdeen and East Kilbride. |
| Annualised net rent: | £30m |
| Finance: | No external finance |
| Value of British Land net investment: | £252m |

The joint venture properties comprise over 130,000 sq m (1.4 million sq ft) of retail space in major shopping centres: St Nicholas Centre and Bon Accord Centre, Aberdeen and Centre West, Plaza Centre, The Olympia and Princes Mall, East Kilbride.

The Partnership will produce a joint development plan for the centres to provide an enhanced environment for both shoppers and retailers. The partners will increase their ability to attract and service high quality tenants and maximise the long term value of the centres.

### Joint ventures with Tesco PLC

British Land has 3 joint ventures with Tesco PLC, which together own £798 million of retail properties, comprising 13 superstores, 4 retail parks and 4 shopping centres anchored by Tesco stores.

## BLT Properties

| | |
|---|---|
| JV Partner: | Tesco PLC |
| Date Established: | November 1996 |
| Portfolio value: | £254m, comprising 2 retail parks and 8 Tesco superstores |
| Annualised net rent: | £15m |
| Finance: | £185m loan provided by a syndicate of banks, without recourse to the joint venture partners |
| Value of British Land net investment: | £44m |

One of the first joint ventures, BLT has been active in extending the properties, increasing the investment by making capital contributions to the cost of development, and achieving increases in rental income.

During the year, the extension programme has continued; it is anticipated that the extension at Formby will be completed shortly. Extension and development options are being evaluated on 4 further stores.

In November 2003, the joint venture reached the end of its initial 7 year term and was renewed for a further 7 years. The leases to Tesco were all extended by an additional 10 years, now to expire after 2030. The joint venture was also refinanced with a new term loan of £185 million to repay the previous bank loan of £110 million and the surplus was returned to the shareholders.

## Tesco British Land Property Partnership

| | |
|---|---|
| JV Partner: | Tesco PLC |
| Date Established: | February 1998 |
| Portfolio value: | £129m, being 2 shopping centres anchored by Tesco |
| Annualised net rent: | £9m |
| Finance: | £87m loan from Danske Bank A/S, with recourse only to the partnership assets |
| Value of British Land net investment: | £15m |

The partnership with Tesco was originally established to acquire 12 retail properties from the partners, and in November 1999 it sold 9 properties to the newly formed Tesco BL Holdings, retaining 3 properties, one of which was sold in 2001.

The remaining 2 properties are now undergoing a significant programme of refurbishment. At Weston Favell, Northampton, an extension adding 6,000 sq m (65,000 sq ft) has recently been completed and is almost all let or under offer. Following completion of the successful extension at Beaumont Leys, Leicester, a redevelopment of one of the malls is now under construction and will become a new purpose-built Wilkinson store. During the year the Partnership also funded a small extension of 240 sq m (2,600 sq ft) to the Tesco store.

In March 2004, the Partnership raised a new bank loan of £87.2 million, enabling the partners to extract these funds in repayment of their capital (see note 20).

## Tesco BL Holdings

| | |
|---|---|
| JV Partner: | Tesco PLC |
| Date Established: | November 1999 |
| Portfolio value: | £415m, comprising 2 retail parks and 2 shopping centres each anchored by Tesco, and 5 Tesco supermarkets |
| Annualised net rent: | £25m |
| Finance: | £210m loan provided by a syndicate of banks, lead by WestLB; without recourse to the joint venture partners |
| Value of British Land net investment: | £103m |

This joint venture was established to acquire 9 properties from The Tesco British Land Property Partnership in November 1999. The properties are actively managed and the joint venture is currently funding a 230 sq m (2,500 sq ft) extension to the Tesco store in Bury.

During the year rent reviews have been successfully settled by agreement on the stores at Bury and Maidstone. Additionally, the rent review of the Tesco store at Milton Keynes was determined by an independent expert and achieved a 62% increase over the previous rent.

**BL Davidson**

| | |
|---|---|
| JV Partner: | Manny Davidson, his family and family trusts |
| Date Established: | September 2001 |
| Portfolio value: | £496m, comprising circa 80 properties, principally retail warehouses and Central London offices |
| Annualised net rent: | £29m |
| Finance: | £114m investment, development and working capital loan facilities provided by Royal Bank of Scotland, without recourse to the joint venture partners. The joint venture also has debentures of £124m, and other bank loans totalling £23m |
| Value of British Land net investment: | £103m |

This joint venture was established to acquire Asda Property Holdings plc, which owned a portfolio of properties, principally retail warehousing and Central London offices.

During the year, the office and retail development programme has been completed (funded from the RBS facility) and sales with proceeds totalling £5 million have completed at above valuation. The joint venture has recently commenced a mixed use development in Leeds.

**BL West companies**

| | |
|---|---|
| JV Partners: | WestLB, WestImmo and Provinzial (together 50%) |
| Date Established: | September 2000 |
| Portfolio value: | £314m, comprising 4 city office buildings |
| Annualised net rent: | £24m |
| Finance: | £235m bank loan provided by a syndicate, lead by WestLB, without recourse to the joint venture partners |
| Value of British Land net investment: | £38m |

In September 2000, British Land sold a 50% interest in 4 prime city offices to a joint venture with WestLB, WestImmo and Provinzial. British Land retains a 50% interest in the venture. The properties, all located in London EC4, comprised 3 office buildings developed in 1992: 1 Fleet Place, 10 Fleet Place, 100 New Bridge Street, and Watling House, Cannon Street EC4, an office building constructed in 1998.

During the year, further rent reviews on 3,800 sq m (41,000 sq ft) resulted in a net increase in rent of £0.2 million per annum. Lettings, lease regearings and extensions were completed on a further 18,200 sq m (196,000 sq ft) which improved the property valuation.

In April 2004, the properties at 100 New Bridge Street and Watling House were sold for total consideration of £151 million, and the related bank debt was repaid.

**BL Fraser**

| | |
|---|---|
| JV Partner: | House of Fraser PLC |
| Date Established: | July 1999 |
| Portfolio value: | £256m, comprising 13 department stores |
| Annualised net rent: | £13m |
| Finance: | £140m loan provided by a syndicate of banks, lead by Eurohypo, without recourse to the joint venture partners |
| Value of British Land net investment: | £56m |

This joint venture was established to acquire and leaseback 15 House of Fraser freehold and long leasehold department stores, mostly in major provincial towns and cities. The joint

venture purchased a further store in Bristol from Bentalls, funded a significant redevelopment of the Guildford store resulting in higher rental income for the joint venture, and profitably sold the stores in Doncaster and Perth.

All properties are let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for the first 2 rent reviews, based on the higher of 3% per annum uplift (since 1999) or open market value. The first of these reviews occurs in July 2004.

During the year, the store in Darlington was sold significantly above valuation and funds were returned to the shareholders.

**The Public House Company**

| | |
|---|---|
| JV Partner: | Scottish & Newcastle plc |
| Date Established: | April 1995 |
| Portfolio value: | £23m, comprising 19 public houses |
| Annualised net rent | £1.5m |
| Finance: | Repaid in full |
| Value of British Land net investment: | £22m |

During the year, a further 30 public houses were sold at auction, realising £41 million, well above valuation.

**G. E. H. Properties Limited**

| | |
|---|---|
| JV Partners: | Conran Holdings Limited and Wyndham International |
| Date Established: | November 1999 |
| Portfolio value: | £20m, comprising the Great Eastern Hotel |
| Annualised net rent: | £1m |
| Finance: | No external finance |
| Value of British Land net investment: | £10m |

The joint venture retains a 125 year head lease in the recently refurbished 267 bedroom hotel and restaurants complex at Broadgate.

**Blythe Valley Innovation Centre Limited**

| | |
|---|---|
| JV Partners: | Solihull Metropolitan Borough Council |
| Date Established: | June 1999 |
| Portfolio value: | £5m |
| Annualised net rent: | £0.3m |
| Finance: | £1m loan provided by Lloyds Bank, without recourse to the joint venture partners |
| Value of British Land net investment: | £1m |

The joint venture owns the Innovation Centre, run by Warwick University, at Blythe Valley business park. The centre offers facilities for start-up businesses.

**BL Gazeley**

| | |
|---|---|
| JV Partner: | Gazeley Properties |
| Date Established: | January 2001 |
| Portfolio: | £19m, comprising 2 development properties |
| Annualised net rent: | £nil |
| Finance: | No external finance |
| Value of British Land net investment: | £7m |

This joint venture, funded by the shareholders, has acquired development sites at Thatcham, Redditch and Enfield, providing principally distribution warehouse accommodation.

Following the successful development and sale of the first phase at Thatcham (a 33,070 sq m/356,000 sq ft distribution unit pre-let to Scottish & Newcastle), the joint venture has now commenced the development of the remaining site to provide a distribution warehouse of 23,690 sq m (255,000 sq ft), due for completion in September 2004. At Enfield, the joint venture has completed and let over 36,880 sq m (397,000 sq ft) of distribution units and subsequently sold the investment. At Redditch, the company has agreed terms for the sale of 2 small plots.

**BL Rosemound Limited Partnership**

| | |
|---|---|
| JV Partner: | Rosemound Developments |
| Date Established: | March 2004 |
| Portfolio: | £29m, comprising development land |
| Annualised net rent: | £nil |
| Finance: | £20m loan facility provided by Bank of Scotland; without recourse to the joint venture partners |
| Value of British Land net investment: | £7m |

This joint venture was set up to acquire and develop 30 hectares (74 acres) of land at Daventry International Rail Freight Terminal, at junction 18 of the M1 motorway. The land has outline planning consent for 130,000 sq m (1.4 million sq ft) of distribution warehouse accommodation over four sites. Detailed planning consent has subsequently been obtained for a 67,350 sq m (725,000 sq ft) distribution unit on the central site.

**Consolidated Profit & Loss Account**
**for the year ended 31 March 2004**

| | Note | 2004 £m | 2003 Restated+ £m |
|---|---|---|---|
| **Gross rental income** | | **565.6** | 551.6 |
| Less share of joint ventures | 9 | **(78.9)** | (102.2) |
| **Gross rental income - Group** | | **486.7** | 449.4 |
| **Operating profit** | 2 | **421.8** | 382.0 |
| Share of operating profits of joint ventures | 9 | **67.5** | 92.3 |
| Disposal of fixed assets - including amounts from joint ventures (note 9) | 3 | **32.9** | 26.1 |
| **Profit on ordinary activities before interest** | | **522.2** | 500.4 |
| Net interest payable | 4 | **(336.2)** | (326.1) |
| **Profit on ordinary activities before taxation** | | **186.0** | 174.3 |
| Taxation | 5 | **(14.5)** | (33.7) |
| **Profit on ordinary activities after taxation** | | **171.5** | 140.6 |
| Ordinary dividends | 6 | **(70.8)** | (65.9) |
| **Retained profit for the year** | | **100.7** | 74.7 |
| Basic earnings per share | 7 | **35.1 p** | 27.4 p |
| Diluted earnings per share | 7 | **34.5 p** | 27.1 p |
| Adjusted basic earnings per share * | 7 | **37.0 p** | 27.6 p |
| Adjusted diluted earnings per share * | 7 | **36.3 p** | 27.3 p |
| Dividend per share | 6 | **14.5 p** | 13.4 p |

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19.
\+ Restated as in note 1.

**Consolidated Balance Sheet**
**as at 31 March 2004**

| | Note | 2004 £m | 2003 Restated+ £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Investment properties | 8 | **9,251.2** | 8,085.2 |
| Investments in joint ventures | | | |
| Share of gross assets | 9 | **1,299.8** | 1,470.3 |
| Share of gross liabilities | 9 | **(641.6)** | (770.1) |
| | | **658.2** | 700.2 |
| Other investments | 10 | **17.2** | 26.6 |
| Negative goodwill | 10 | **(14.1)** | (9.2) |
| | | **9,912.5** | 8,802.8 |
| **Current assets** | | | |
| Trading properties | 8 | **41.6** | 46.2 |
| Debtors | 11 | **67.8** | 55.6 |
| Cash and deposits | 15 | **173.7** | 139.7 |
| **Total current assets** | | **283.1** | 241.5 |
| **Creditors due within one year** | 12 | **(869.9)** | (555.9) |
| **Net current liabilities** | | **(586.8)** | (314.4) |
| **Total assets less current liabilities** | | **9,325.7** | 8,488.4 |
| **Creditors due after one year** | 13 | **(4,406.3)** | (4,119.6) |
| **Convertible bonds** | 15 | **(149.0)** | (146.8) |
| **Provisions for liabilities and charges** | 14 | **(101.1)** | (92.7) |
| Pension asset (liability) | 23 | **0.1** | (6.0) |
| **Net Assets** | | **4,669.4** | 4,123.3 |
| **Capital and reserves** | | | |
| Called up share capital | 19 | **122.0** | 122.1 |
| Share premium | 19 | **1,109.3** | 1,107.7 |
| Capital redemption reserve | 19 | **8.1** | 7.9 |
| Other reserves | 19 | **(6.1)** | (8.0) |
| Revaluation reserve | 19 | **2,615.2** | 2,225.9 |
| Profit and loss account | 19 | **820.9** | 667.7 |
| **Equity shareholders' funds** | | **4,669.4** | 4,123.3 |
| **Adjusted Net Asset Value (NAV) per share** Basic | 18 | **999 p** | 883 p |
| Fully diluted | 18 | **966 p** | 859 p |

**(The NAV per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19.)**

**Approved by the Board on 24 May 2004**

+ Restated as in note 1.

**Other Consolidated Primary Statements**
**for the year ended 31 March 2004**

| | 2004 £m | 2003 Restated+ £m |
|---|---|---|
| **Statement of total recognised gains and losses** | | |
| Profit on ordinary activities after taxation | **171.5** | 140.6 |
| Unrealised surplus on revaluation: | | |
| - investment properties | **396.6** | 12.6 |
| - joint ventures | **65.3** | 63.4 |
| - other investments | **0.3** | (0.1) |
| | **462.2** | 75.9 |
| Exchange movements on net investments | **0.3** | 0.6 |
| Taxation on realisation of prior year revaluations | **(4.6)** | |
| | **(4.3)** | 0.6 |
| Pension scheme movements | | |
| - actual return less expected return on assets | **3.8** | (4.4) |
| - experience gains and losses on liabilities | **0.8** | (1.7) |
| - changes in assumptions underlying the present value of the scheme liabilities | **(4.9)** | (5.8) |
| - deferred tax attributable to pension movements | **0.1** | 3.6 |
| | **(0.2)** | (8.3) |
| Fair value adjustment on consolidation of former joint ventures | **(8.3)** | |
| Total recognised gains and losses relating to the financial year | **620.9** | 208.8 |
| Prior year adjustment (note 1) | **(6.0)** | |
| Total recognised gains and losses since the last annual report | **614.9** | 208.8 |

| | 2004 £m | 2003 Restated+ £m |
|---|---|---|
| **Note of historical cost profits and losses** | | |
| Profit on ordinary activities before taxation | **186.0** | 174.3 |
| Realisation of prior year revaluations | **72.2** | 17.7 |
| Historical cost profit on ordinary activities before taxation | **258.2** | 192.0 |
| Historical cost profit for the year retained after taxation and dividends | **168.3** | 92.4 |

+ Restated as in note 1.

**Other Consolidated Primary Statements (continued)**
**for the year ended 31 March 2004**

| | 2004 £m | 2003 Restated+ £m |
|---|---|---|
| **Reconciliation of movements in shareholders' funds** | | |
| Profit on ordinary activities after taxation | **171.5** | 140.6 |
| Ordinary dividends | **(70.8)** | (65.9) |
| Retained profit for the year | **100.7** | 74.7 |
| Revaluation of investment properties and investments | **462.2** | 75.9 |
| Exchange movements on net investments | **0.3** | 0.6 |
| Taxation on realisation of prior year revaluations | **(4.6)** | |
| Fair value adjustment on consolidation of former joint ventures | **(8.3)** | |
| | **550.3** | 151.2 |
| Shares issued | **1.7** | 1.6 |
| Pension scheme movements | **(0.2)** | (8.3) |
| Purchase and cancellation of own shares | **(5.0)** | (130.1) |
| Purchase of ESOP shares | **(6.7)** | |
| Adjustment for share and share option awards | **6.0** | |
| Increase in shareholders' funds | **546.1** | 14.4 |
| Opening shareholders' funds as previously stated | **4,129.3** | 4,107.9 |
| Prior year adjustment (see note 1) | **(6.0)** | 1.0 |
| Opening shareholders' funds as restated | **4,123.3** | 4,108.9 |
| Closing shareholders' funds | **4,669.4** | 4,123.3 |

+ Restated as in note 1.

**Consolidated Cash Flow Statement**
**for the year ended 31 March 2004**

| | Note | 2004 £m | 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | 17 | **381.4** | 373.6 |
| **Dividends received from joint ventures** | | **79.7** | 22.6 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | **12.9** | 20.9 |
| Interest paid | | **(301.5)** | (303.6) |
| Dividends received | | **0.2** | 0.3 |
| | | **(288.4)** | (282.4) |
| **Taxation** | | | |
| UK corporation tax paid | | **(4.1)** | (6.1) |
| Foreign tax paid | | **(5.5)** | (12.7) |
| | | **(9.6)** | (18.8) |
| **Net cash inflow from operating activities and investments after finance charges and taxation** | | **163.1** | 95.0 |
| **Capital expenditure and financial investment** | | | |
| Purchase of investment properties and development expenditure | | **(316.9)** | (371.0) |
| Purchase of investments | | **(10.8)** | (15.4) |
| Sale of investment properties | | **171.3** | 76.6 |
| Sale of investments | | **20.8** | |
| | | **(135.6)** | (309.8) |
| **Acquisitions and disposals** | | | |
| Purchase of interest in subsidiary companies | | **(110.2)** | (42.7) |
| Cash at bank acquired with interest in subsidiary companies | | **5.8** | 5.8 |
| Investment in and loans to joint ventures | | **(34.8)** | (14.9) |
| Sale of shares in and loans repaid by joint ventures | | **89.2** | 91.0 |
| | | **(50.0)** | 39.2 |
| **Equity dividends paid** | | **(67.0)** | (65.1) |
| **Net cash outflow before management of liquid resources and financing** | | **(89.5)** | (240.7) |
| **Management of liquid resources** | | | |
| Decrease in term deposits | | **11.9** | 254.8 |
| **Financing** | | | |
| Issue of ordinary shares | | **1.7** | 1.3 |
| Purchase and cancellation of own shares | | **(5.0)** | (130.1) |
| Purchase of ESOP shares | | **(6.7)** | |
| Repurchase of 6.5% Convertible Bonds 2007 | | | (322.7) |
| Redemption of Broadgate Class D Unsecured Notes 2014 | | **(73.5)** | |
| Issue of Sainsbury supermarkets securitised debt | | **84.0** | |
| Issue of Meadowhall Shopping Centre securitised debt | | **50.7** | |
| Increase in bank and other borrowings | | **73.4** | 463.2 |
| | | **124.6** | 11.7 |
| **Increase in cash** | 17 | **47.0** | 25.8 |

## 1. Basis of preparation

The financial information is prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2003, save as set out below:

The Group has adopted Financial Reporting Standard 17 'Retirement Benefits' (FRS17). Under FRS17 defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheets. The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the profit and loss account if the benefits have vested or, if they have not vested, over the period until vesting occurs. The interest cost and the expected return on assets are included as other finance income or interest payable. Actuarial gains and losses are recognised in the statement of total recognised gains and losses.

Additionally, the Group has adopted early Financial Reporting Standard 20 'Share-based Payment' (FRS20) and Urgent Issues Task Force Abstract 38 'Accounting for ESOP Trusts' (UITF38). Under FRS20 the fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured using a Black-Scholes pricing model. No restatement of the prior year is necessary as the effect in respect of the current and prior years is not considered material. Further details are set out in note 22.

The financial information set out in the announcement does not constitute the company's statutory accounts for the years ended 31 March 2004 or 2003, but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

## 1. Basis of preparation (continued)

### Restatement of comparatives

The adoption of FRS17 'Retirement Benefits' has required full consolidation of the fair value of assets and liabilities arising from retirement benefit obligations. As a result of this change in accounting policy, the comparatives have been restated as follows:

| | Profit and loss account | | | Balance sheet | | |
|---|---|---|---|---|---|---|
| | Operating profit £m | Other finance (costs) income £m | Taxation £m | Prepayments and accrued income £m | Pension asset (liability) £m | Shareholders' funds £m |
| **Year ended 31 March 2004** | | | | | | |
| Excluding effect of FRS17 | 422.5 | | (11.8) | 40.2 | | 4,679.3 |
| Adoption of FRS17 | (0.7) | (0.3) | (2.7) | (10.0) | 0.1 | (9.9) |
| **As stated** | 421.8 | (0.3) | (14.5) | 30.2 | 0.1 | 4,669.4 |
| **Year ended 31 March 2003** | | | | | | |
| As previously stated | 380.4 | | (33.1) | 18.6 | | 4,129.3 |
| Adoption of FRS17 | 1.6 | 0.3 | (0.6) | | (6.0) | (6.0) |
| **As restated** | 382.0 | 0.3 | (33.7) | 18.6 | (6.0) | 4,123.3 |

## 2. Operating profit

| | 2004 £m | 2003 Restated £m |
|---|---|---|
| Gross rental income | **486.7** | 449.4 |
| Rents payable | **(3.7)** | (2.1) |
| Other property outgoings | **(32.7)** | (28.7) |
| Net rental income | **450.3** | 418.6 |
| Profit on property trading (see below) | **6.0** | 0.6 |
| Other income | **6.2** | 4.2 |
| Administrative expenses | **(40.7)** | (41.4) |
| Operating profit | **421.8** | 382.0 |
| **Profit on property trading** | | |
| Sale proceeds | **11.0** | 2.1 |
| Cost of sales | **(5.0)** | (1.5) |
| Profit on property trading | **6.0** | 0.6 |

## 3. Profit on the disposal of fixed assets

| | 2004 £m | 2003 £m |
|---|---|---|
| British Land Group | **25.5** | 5.7 |
| Share of joint ventures | **7.4** | 20.4 |
| | **32.9** | 26.1 |

Included in the tax charge is a net charge of £8.7m (2003 - £6.2m) attributable to property sales.

## 4. Net interest payable

| | | 2004 £m | 2003 Restated £m |
|---|---|---|---|
| **British Land Group** | | | |
| Payable on: | bank loans and overdrafts | **52.2** | 35.2 |
| | other loans | **263.7** | 254.1 |
| | | **315.9** | 289.3 |
| Deduct: | development cost element | **(13.3)** | (8.1) |
| | | **302.6** | 281.2 |
| Receivable on: | deposits and securities | **(6.7)** | (11.2) |
| | loans to joint ventures | **(6.6)** | (8.9) |
| Other finance (income) costs: | expected return on pension scheme assets | **(1.7)** | (1.9) |
| | interest on pension scheme liabilities | **2.0** | 1.6 |
| Total British Land Group | | **289.6** | 260.8 |
| **Share of joint ventures** | | | |
| Interest payable on shareholder loans | | **6.6** | 8.9 |
| Other interest payable (net) | | **40.0** | 56.4 |
| Total share of joint ventures (note 9) | | **46.6** | 65.3 |
| **Net interest payable** | | **336.2** | 326.1 |

## 5. Taxation

| | 2004 | 2003 Restated |
|---|---|---|
| | £m | £m |
| **Current tax** | | |
| UK corporation tax (30%) | 13.4 | 10.8 |
| Foreign tax | 4.1 | 1.6 |
| | 17.5 | 12.4 |
| Adjustments in respect of prior years | (17.9) | 7.0 |
| Total current tax (credit) charge | (0.4) | 19.4 |
| **Deferred tax** | | |
| Origination and reversal of timing differences | 3.0 | 3.1 |
| Tax associated with pension movements | 2.7 | 0.6 |
| Total deferred tax charge | 5.7 | 3.7 |
| **Group total taxation** | 5.3 | 23.1 |
| **Attributable to joint ventures** | 9.2 | 10.6 |
| **Total taxation - effective tax rate - 7.8% (2003 - 19.3%)** | 14.5 | 33.7 |

| | 2004 | 2003 Restated |
|---|---|---|
| **Tax reconciliation** | | |
| Profit on ordinary activities before taxation | 186.0 | 174.3 |
| Less - Share of profit of joint ventures | (28.3) | (47.4) |
| Group profit on ordinary activities before taxation | 157.7 | 126.9 |
| Tax on group profit on ordinary activities at UK corporation tax rate of 30% (2003 - 30%) | 47.3 | 38.1 |
| Effects of: | | |
| Capital allowances | (6.8) | (6.0) |
| Tax losses and other timing differences | (29.3) | (23.0) |
| Expenses not deductible for tax purposes | 6.3 | 3.3 |
| Adjustments in respect of prior years | (17.9) | 7.0 |
| **Group current tax (credit) charge** | (0.4) | 19.4 |

### Factors affecting future tax rate

Capital allowances and losses which are available will reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets. Chargeable gains arising when investment assets are sold may be reduced by available capital losses. Deferred tax provisions for capital allowances are expected to be released on sale.

### Contingent tax

The tax which would arise on the disposal of properties and investments at the amount at which they are carried in the balance sheet and including trading and development surpluses, is estimated at £570m (2003 - £470m) after taking account of available losses and provisions. This unprovided taxation is stated after taking account of the FRS 19 capital allowance deferred tax provision of £105m (2003 - £86m) recorded in the Balance Sheet, which, as described in note 14, would be expected to be released on sale.

## 6. Ordinary dividends

| | 2004 pence | 2003 pence | 2004 £m | 2003 £m |
|---|---|---|---|---|
| **Interim** | **4.43** | 4.10 | **21.6** | 20.5 |
| **Proposed final** | **10.07** | 9.30 | **49.2** | 45.4 |
| **Total for year** | **14.50** | 13.40 | **70.8** | 65.9 |

The final dividend of 10.07 pence will be paid on 20 August 2004 to shareholders on the register at the close of business on 23 July 2004. The ex-dividend date is 21 July 2004. The interim dividend was paid on 20 February 2004.

## 7. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **Weighted average number of shares m** | **Profit after taxation £m** | Weighted average number of shares m | Profit after taxation Restated £m |
| **Earnings per share** | | | | |
| Basic | **488.1** | **171.5** | 512.5 | 140.6 |
| Diluted | **519.0** | **179.3** | 554.0 | 150.3 |

| | **Weighted average number of shares m** | **Profit after taxation £m** | Weighted average number of shares m | Profit after taxation Restated £m |
|---|---|---|---|---|
| **Adjusted earnings per share** | | | | |
| Basic | **488.1** | **180.6** | 512.5 | 141.7 |
| Diluted | **519.0** | **188.4** | 554.0 | 151.4 |

The weighted average number of shares used for calculating diluted earnings per share includes the dilutive effect of convertible bonds and share options, and totals 30.9m (2003 - 41.5m). Diluted earnings per share reflects the £7.8m (2003 - £9.7m) post tax profit adjustment arising from assuming the conversion of the Subordinated Irredeemable Convertible Bonds.

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £9.1m (2003 - £1.1m) which is the capital allowance effect of FRS 19 which is not expected to arise, as described in note 14.

## 8. Investment, development and trading properties

| | Freehold £m | Leasehold Long £m | Leasehold Short £m | Total £m |
|---|---|---|---|---|
| **Investment and development properties** | | | | |
| Valuation and cost 1 April 2003 | 7,737.4 | 347.8 | | 8,085.2 |
| Additions - purchases and capital expenditure | 302.4 | 20.3 | | 322.7 |
| - former joint ventures | 721.2 | 100.5 | 6.6 | 828.3 |
| Disposals | (231.3) | (148.0) | | (379.3) |
| Reallocation | (49.5) | 49.5 | | |
| Exchange fluctuations | (2.3) | | | (2.3) |
| Revaluations | 379.1 | 16.4 | 1.1 | 396.6 |
| **Valuation and cost 31 March 2004** | **8,857.0** | **386.5** | 7.7 | 9,251.2 |
| **Trading properties** | | | | |
| At lower of cost and net realisable value 31 March 2004 | 32.5 | 8.4 | 0.7 | 41.6 |
| **External valuation surplus on development and trading properties** | | | | 92.7 |
| **Total investment, development and trading properties** | | | | 9,385.5 |

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

| | | £m |
|---|---|---|
| On an open market basis - External valuations: | | |
| United Kingdom: | ATIS REAL Weatheralls | 9,153.7 |
| United Kingdom: | FPD Savills | 217.6 |
| Republic of Ireland: | Jones Lang LaSalle | 40.8 |
| Netherlands: | CB Richard Ellis B.V. | 1.0 |
| | | 9,413.1 |
| Adjustment for UITF 28 - lease incentives debtors | | (27.6) |
| **Total investment, development and trading properties** | | 9,385.5 |

**Total external valuation surplus on development and trading properties**

| | £m |
|---|---|
| British Land Group | 92.7 |
| Share of joint ventures | 2.3 |
| | 95.0 |

## 8. Investment, development and trading properties (continued)

### Total property valuations including share of joint ventures

| | 2004 £m | 2003 £m |
|---|---|---|
| **British Land Group** | | |
| Investment and development properties | **9,251.2** | 8,085.2 |
| Trading properties | **41.6** | 46.2 |
| External valuation surplus on development and trading properties | **92.7** | 87.9 |
| Adjustment for UITF 28 - lease incentive debtors | **27.6** | 16.3 |
| | **9,413.1** | 8,235.6 |
| **Share of joint ventures** | | |
| Properties | **1,221.8** | 1,404.8 |
| External valuation surplus on development and trading properties | **2.3** | 1.4 |
| Adjustment for UITF 28 - lease incentive debtors | **2.2** | 3.8 |
| | **1,226.3** | 1,410.0 |
| **Total property portfolio valuation** | **10,639.4** | 9,645.6 |

## 9. Joint ventures' summary financial statements

| | BL Fraser Ltd | BLT Properties Ltd | The Tesco British Land Property Partnership | Tesco BL Holdings Ltd | BL West companies |
|---|---|---|---|---|---|
| *All joint ventures are held equally on a 50:50 basis* | | | | | |
| Partners | House of Fraser plc | Tesco plc | Tesco plc | Tesco plc | West LB, WestImmo, and Provinzial |
| Date established | July 1999 | November 1996 | February 1998 | November 1999 | September 2000 |
| Accounting year end | 31 January | 31 December | 31 December | 31 December | 31 December |
| **Summarised profit and loss accounts** | £m | £m | £m | £m | £m |
| *Gross rental income* | 14.1 | 15.0 | 7.3 | 23.3 | 25.6 |
| Net rental income | 13.8 | 15.0 | 6.4 | 22.7 | 24.6 |
| Other expenditure | (0.4) | (0.5) | (0.3) | (0.4) | (0.5) |
| Profit (loss) on property trading | | | | | |
| Operating profit | 13.4 | 14.5 | 6.1 | 22.3 | 24.1 |
| Disposal of fixed assets | 2.1 | | | | (4.4) |
| Net interest - external | (8.8) | (7.4) | 0.1 | (14.3) | (18.1) |
| - shareholders | (2.9) | (1.1) | | | |
| Net interest (payable) receivable | (11.7) | (8.5) | 0.1 | (14.3) | (18.1) |
| Profit (loss) before tax | 3.8 | 6.0 | 6.2 | 8.0 | 1.6 |
| Tax | (0.3) | (1.7) | (3.1) | (3.2) | (1.8) |
| Profit (loss) after tax | 3.5 | 4.3 | 3.1 | 4.8 | (0.2) |
| **Summarised statements of total recognised gains and losses** | | | | | |
| Profit (loss) retained for the year | 3.5 | 4.3 | 3.1 | 4.8 | (0.2) |
| Unrealised surplus (deficit) on revaluation | 35.5 | 10.5 | 19.4 | 45.4 | (17.8) |
| Total recognised gains and losses relating to the financial year | 39.0 | 14.8 | 22.5 | 50.2 | (18.0) |
| **Summarised balance sheets** | | | | | |
| Investment properties at valuation | 255.7 | 254.1 | 127.8 | 414.5 | 314.0 |
| *Development and trading properties at cost* | | | | | |
| Total properties | 255.7 | 254.1 | 127.8 | 414.5 | 314.0 |
| Current assets | 0.3 | 0.2 | 2.5 | 2.5 | 0.4 |
| Upstream loans to joint venture shareholders | | 17.1 | | | |
| Cash and deposits | 5.6 | 7.8 | 6.1 | 11.6 | 9.4 |
| Gross assets | 261.6 | 279.2 | 136.4 | 428.6 | 323.8 |
| Current liabilities | (4.9) | (6.0) | (18.5) | (11.4) | (11.7) |
| Bank debt falling due within one year | (2.0) | (0.2) | | (10.0) | |
| Bank debt falling due after one year | (137.2) | (184.5) | (87.1) | (199.8) | (234.6) |
| Debentures | | | | | |
| Deferred tax | (5.2) | (0.6) | (1.0) | (1.5) | (1.5) |
| Gross liabilities | (149.3) | (191.3) | (106.6) | (222.7) | (247.8) |
| Net external assets | 112.3 | 87.9 | 29.8 | 205.9 | 76.0 |
| Represented by: | | | | | |
| Shareholder loans | 27.1 | | | 83.5 | |
| Ordinary shareholders' funds / Partners' capital | 85.2 | 87.9 | 29.8 | 122.4 | 76.0 |
| Total investment | 112.3 | 87.9 | 29.8 | 205.9 | 76.0 |
| Capital commitments | | | 2.2 | 4.2 | |
| Contingent tax | 18.0 | 23.0 | 3.6 | 21.8 | |

## 9. Joint ventures' summary financial statements (continued)

| | BL Davidson * Ltd | The Scottish Retail Property Limited Partnership | Other Joint Ventures | **British Land Share** | 2003 Comparative |
|---|---|---|---|---|---|
| All joint ventures are held equally on a 50:50 basis | | | | | |
| Partners | Manny Davidson, his family & trusts | Land Securities Group PLC | | | |
| Date established | September 2001 | March 2004 | | | |
| Accounting year end | 31 December | 31 March | | | |
| **Summarised profit and loss accounts** | £m | £m | £m | **£m** | £m |
| Gross rental income | 28.2 | 1.2 | 43.1 | **78.9** | 102.2 |
| Net rental income | 23.8 | 1.1 | 38.0 | **72.7** | 95.1 |
| Other expenditure | (2.6) | (0.1) | (1.0) | **(2.9)** | (3.0) |
| Profit (loss) on property trading | (1.2) | | (3.3) | **(2.3)** | 0.2 |
| Operating profit | 20.0 | 1.0 | 33.7 | **67.5** | 92.3 |
| Disposal of fixed assets | 1.4 | | 15.7 | **7.4** | 20.4 |
| Net interest - external | (15.3) | | (16.2) | **(40.0)** | (56.4) |
| - shareholders | (0.7) | | (8.5) | **(6.6)** | (8.9) |
| Net interest (payable) receivable | (16.0) | | (24.7) | **(46.6)** | (65.3) |
| Profit (loss) before tax | 5.4 | 1.0 | 24.7 | **28.3** | 47.4 |
| Tax | (1.5) | (0.3) | (6.5) | **(9.2)** | (10.6) |
| Profit (loss) after tax | 3.9 | 0.7 | 18.2 | **19.1** | 36.8 |
| **Summarised statements of total recognised gains and losses** | | | | | |
| Profit (loss) retained for the year | 3.9 | 0.7 | 18.2 | **19.1** | 36.8 |
| Unrealised surplus (deficit) on revaluation | 33.2 | 3.6 | 0.8 | **65.3** | 63.4 |
| Total recognised gains and losses relating to the financial year | 37.1 | 4.3 | 19.0 | **84.4** | 100.2 |
| **Summarised balance sheets** | | | | | |
| Investment properties at valuation | 480.0 | 486.8 | 47.7 | **1,190.3** | 1,336.2 |
| Development and trading properties at cost | 15.7 | | 47.2 | **31.5** | 68.6 |
| Total properties | 495.7 | 486.8 | 94.9 | **1,221.8** | 1,404.8 |
| Current assets | 11.4 | 0.2 | 6.1 | **11.8** | 16.2 |
| Upstream loans to joint venture shareholders | | 17.5 | 21.8 | **28.2** | |
| Cash and deposits | 18.8 | 9.8 | 6.9 | **38.0** | 49.3 |
| Gross assets | 525.9 | 514.3 | 129.7 | **1,299.8** | 1,470.3 |
| Current liabilities | (56.2) | (10.3) | (12.8) | **(65.8)** | (81.6) |
| Bank debt falling due within one year | (30.5) | | | **(21.4)** | (63.3) |
| Bank debt falling due after one year | (103.8) | | (21.8) | **(484.4)** | (405.2) |
| Debentures | (123.9) | | | **(62.0)** | (210.2) |
| Deferred tax | (5.4) | | (0.7) | **(8.0)** | (9.8) |
| Gross liabilities | (319.8) | (10.3) | (35.3) | **(641.6)** | (770.1) |
| Net external assets | 206.1 | 504.0 | 94.4 | **658.2** | 700.2 |
| Represented by: | | | | | |
| Shareholder loans | | | 32.6 | **71.6** | 209.0 |
| Ordinary shareholders' funds / Partners' capital | 206.1 | 504.0 | 61.8 | **586.6** | 491.2 |
| Total investment | 206.1 | 504.0 | 94.4 | **658.2** | 700.2 |
| Capital commitments | 11.2 | | 8.2 | **12.9** | 17.5 |
| Contingent tax | 55.0 | 37.5 | 4.0 | **81.5** | 76.9 |

* British Land's share of negative goodwill is included in Current Liabilities, and amounts in total to £19.2m (2003 - £19.6m).

## 9. Joint ventures (continued)

**The movement for the year**

| | Equity £m | Loans £m | Total £m |
|---|---|---|---|
| At 1 April 2003 | 491.2 | 209.0 | 700.2 |
| Additions | 259.1 | 34.1 | 293.2 |
| Repayment of loans | | (55.6) | (55.6) |
| Share of profit attributable to joint ventures | 19.1 | | 19.1 |
| Dividends from joint ventures | (154.2) | | (154.2) |
| Disposals | (15.0) | | (15.0) |
| Transfers to subsidiaries | (78.9) | (115.9) | (194.8) |
| Revaluation | 65.3 | | 65.3 |
| **At 31 March 2004** | **586.6** | **71.6** | **658.2** |

The Group's share of the market value of the debt and derivatives as at 31 March 2004 was £14.9m more than the Group's share of the book value (2003 - £40.6m).

The Group's share of joint venture external net debt as at 31 March 2004 was £529.8m (2003 - £632.0m). The amount guaranteed by British Land was £nil (2003 - £12.0m).

The Group's share of joint venture properties as at 31 March 2004 was £1,221.8m (2003 - £1,404.8m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

**Other Joint Ventures**

Other Joint Ventures includes the following entities:

| | Gross rental income £m | Operating profit (loss) £m | Profit (loss) before tax £m | Bank debt falling due after one year £m | Net investment £m |
|---|---|---|---|---|---|
| BL Universal PLC (pre-acquisition results) | 35.3 | 31.0 | 12.4 | | |
| BVP Group (pre-acquisition results) | 2.6 | 2.2 | 0.7 | | |
| The Public House Company Ltd | 2.8 | 2.5 | 9.2 | | 21.6 |
| Blythe Valley Innovation Centre Ltd | 0.1 | 0.1 | | (2.1) | 1.3 |
| BL Rosemound Ltd Partnership | | (1.3) | (1.3) | (19.7) | 6.9 |

## 10. Other investments and negative goodwill

| | Other investments £m |
|---|---|
| At 1 April 2003 | 26.6 |
| Additions | 10.8 |
| Disposals | (20.5) |
| Revaluations | 0.3 |
| **At 31 March 2004** | 17.2 |

For the year ended 31 March 2004 dividends and interest from other investments amounted to £1.1m (2003 - £0.3m).

| | Negative goodwill £m |
|---|---|
| At 1 April 2003 | (9.2) |
| Additions | (6.4) |
| Release on sales | 1.5 |
| **At 31 March 2004** | (14.1) |

## 11. Debtors

| | 2004 £m | 2003 £m |
|---|---|---|
| Trade debtors | 37.3 | 36.1 |
| Amounts owed by joint ventures | 0.3 | 0.9 |
| Prepayments and accrued income | 30.2 | 18.6 |
| | 67.8 | 55.6 |

Included in Prepayments and accrued income is an amount of £27.6m (2003 - £16.3m), relating to lease incentives which are amortised over the period to the next open market rent review.

## 12. Other creditors due within one year

| | 2004 £m | 2003 £m |
|---|---|---|
| Debentures and loans * | **38.5** | 57.8 |
| Overdrafts * | **7.3** | 8.4 |
| Bank loans * | **439.4** | 168.5 |
| Trade creditors | **65.2** | 58.6 |
| Amounts owed to joint ventures | **28.2** | |
| Corporation tax | **36.7** | 33.7 |
| Other taxation and social security | **7.7** | 13.9 |
| Accruals and deferred income | **197.7** | 169.6 |
| Proposed final dividend | **49.2** | 45.4 |
| | **869.9** | 555.9 |

* See maturity analysis of net debt - note 15.

## 13. Creditors due after one year

| | 2004 £m | 2003 £m |
|---|---|---|
| Debentures and loans * | **3,842.0** | 3,397.5 |
| Bank loans * | **564.3** | 722.1 |
| | **4,406.3** | 4,119.6 |

* See maturity analysis of net debt - note 15.

## 14. Provisions for liabilities and charges

| | 2004 £m | 2003 £m |
|---|---|---|
| At 1 April 2003 | **92.7** | 89.6 |
| Liabilities assumed on consolidation of former joint ventures | **5.4** | |
| Charged to profit and loss account | **3.0** | 3.1 |
| At 31 March 2004 | **101.1** | 92.7 |
| | | |
| Deferred tax is provided as follows: | | |
| Capital allowances | **104.9** | 90.1 |
| Other timing differences | **(3.8)** | 2.6 |
| | **101.1** | 92.7 |

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

| | Footnote | **2004** **£m** | 2003 £m |
|---|---|---|---|
| **Secured on the assets of the Group** | | | |
| 6.5055% Secured Notes 2038 | 1.1 | **97.8** | 97.7 |
| 5.920% Secured Notes 2035 | 1.2 | **59.2** | 59.2 |
| 7.743% Secured Notes 2025 | 1.3 | **19.7** | 19.7 |
| 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **1.9** | 1.9 |
| 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **7.1** | 7.1 |
| 8.875% First Mortgage Debenture Bonds 2035 | | **246.7** | 246.6 |
| 9.375% First Mortgage Debenture Stock 2028 | | **197.3** | 197.2 |
| 10.5% First Mortgage Debenture Stock 2019/24 | | **12.6** | 12.6 |
| 11.375% First Mortgage Debenture Stock 2019/24 | | **20.4** | 20.4 |
| 6.75% First Mortgage Debenture Bonds 2020 | 1.5 | **206.0** | |
| 6.75% First Mortgage Debenture Bonds 2011 | 1.5 | **103.5** | |
| Bank loan | 1.6 | **45.0** | |
| | | **1,017.2** | 662.4 |
| **Unsecured** | | | |
| Class A1 5.260% Unsecured Notes 2035 | 1.2, 2 | **573.4** | 543.0 |
| Class B 5.793% Unsecured Notes 2035 | 1.2, 2 | **99.1** | 88.9 |
| Class C Fixed Rate Unsecured Notes 2035 | 1.2, 2 | **83.8** | 74.0 |
| Class C2 6.4515% Unsecured Notes 2032 | 1.1 | **73.4** | 73.4 |
| Class B 6.0875% Unsecured Notes 2031 | 1.1 | **220.2** | 220.0 |
| Class A3 5.7125% Unsecured Notes 2031 | 1.1 | **146.8** | 146.6 |
| Class A2 5.67% Unsecured Notes 2029 | 1.1 | **283.4** | 287.8 |
| Class A2 (C) 6.457% Unsecured Notes 2025 | 1.3, 3 | **212.3** | 157.0 |
| Class B2 6.998% Unsecured Notes 2025 | 1.3 | **205.8** | 205.6 |
| Class B3 7.243% Unsecured Notes 2025 | 1.3 | **20.5** | 20.5 |
| Class A1 Fixed Rate Unsecured Notes 2024 | 1.1 | **319.1** | 318.6 |
| 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **22.3** | 23.3 |
| 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **88.4** | 91.6 |
| Class A1 6.389% Unsecured Notes 2016 | 1.3, 3 | **84.3** | 60.9 |
| Class B1 7.017% Unsecured Notes 2016 | 1.3 | **85.9** | 91.6 |
| Class C1 6.7446% Unsecured Notes 2014 | 1.1 | **147.4** | 161.6 |
| Class D Fixed / Floating Rate Unsecured Notes 2014 | 1.1, 4 | | 78.7 |
| Class A2 5.555% Unsecured Notes 2013 | 1.2 | **44.6** | 49.5 |
| | | **2,710.7** | 2,692.6 |
| 6.30% Senior US Dollar Notes 2015 | 5, 6 | **97.4** | |
| 10.25% Bonds 2012 | | **1.7** | 1.7 |
| 7.35% Senior US Dollar Notes 2007 | 6 | **97.8** | 97.8 |
| Guaranteed Floating Rate Unsecured Loan Notes 2005 | | **0.7** | 0.8 |
| Bank loans and overdrafts | | **966.0** | 899.0 |
| | | **3,874.3** | 3,691.9 |
| **Convertible Bonds** | | | |
| 6% Subordinated Irredeemable Convertible Bonds | | **149.0** | 146.8 |
| Gross debt | | **5,040.5** | 4,501.1 |
| Cash and deposits | 7 | **(173.7)** | (139.7) |
| Net debt | | **4,866.8** | 4,361.4 |

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group.

| | | 2004 | 2003 |
|---|---|---|---|
| 1.1 | Broadgate (Funding) PLC | **1,288.1** | 1,384.4 |
| 1.2 | MSC (Funding) PLC | **860.1** | 814.6 |
| 1.3 | BLSSP (Funding) PLC | **628.5** | 555.3 |
| 1.4 | 135 Bishopsgate Financing Ltd | **119.7** | 123.9 |
| 1.5 | BL Universal PLC | **309.5** | |
| 1.6 | BLU Nybil Ltd | **45.0** | |

2 A total of £50m Notes were issued on 14 April 2003.
3 A total of £75.5m Notes were issued on 6 October 2003.
4 These Notes were redeemed and cancelled on 7 July 2003.
5 A total of $154m Notes were issued on 3 October 2003.
6 These borrowings have been hedged into Sterling from the date of issue.
7 Cash and deposits not subject to a security interest amount to £82.5m (2003 - £45.9m)

## 15. Net debt (continued)

| **Interest rate profile** - including effect of derivatives | **2004** **£m** | 2003 £m |
|---|---|---|
| Fixed rate | **3,985.7** | 3,543.8 |
| Capped rate | **100.0** | 100.0 |
| Variable rate (net of cash) | **781.1** | 717.6 |
| Net debt | **4,866.8** | 4,361.4 |

All the above debt is effectively Sterling except for £64.6m (2003 - £120.7m) of Euro debt of which £31.8m (2003 - £57.4m) is fixed and the balance floating. At 31 March 2004 the weighted average interest rate of the Sterling fixed rate debt is 6.72% (2003 - 6.78%). The weighted average period for which the rate is fixed is 17.9 years (2003 - 19.3 years). The Irredeemable Convertible Bond is treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 4.25% (2003 - 4.00%) and the weighted average period for which the rate is fixed is 1.4 years (2003 - 1.9 years). The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Total borrowings where any instalments are due after five years is £3,266.6m (2003 - £2,866.3m).

| | | **2004** **£m** | 2003 £m |
|---|---|---|---|
| **Maturity analysis of net debt** | | | |
| Repayable: | | | |
| within one year and on demand | | **485.2** | 234.7 |
| between: | one and two years | **345.1** | 459.6 |
| | two and five years | **488.6** | 543.6 |
| | five and ten years | **572.6** | 431.1 |
| | ten and fifteen years | **556.6** | 430.8 |
| | fifteen and twenty years | **710.5** | 469.9 |
| | twenty and twenty five years | **791.2** | 789.0 |
| | twenty five and thirty years | **635.0** | 666.8 |
| | thirty and thirty five years | **306.7** | 328.8 |
| Irredeemable | | **149.0** | 146.8 |
| Gross debt | | **5,040.5** | 4,501.1 |
| Cash | | **(96.2)** | (50.3) |
| Term deposits | | **(77.5)** | (89.4) |
| Total cash and deposits | | **(173.7)** | (139.7) |
| Net debt | | **4,866.8** | 4,361.4 |
| **Maturity of committed undrawn borrowing facilities** | | | |
| Expiring: | | | |
| within one year | | **45.0** | 133.1 |
| between: | one and two years | **150.0** | 30.0 |
| | two and three years | **165.0** | 255.0 |
| | three and four years | | 170.0 |
| | four and five years | **604.9** | |
| | over five years | | 8.6 |
| Total | | **964.9** | 596.7 |

## 15. Net debt (continued)

### Comparison of market values and book values

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **Market Value £m** | **Book Value £m** | **Difference £m** | Market Value £m | Book Value £m | Difference £m |
| Fixed rate debt | | | | | | |
| Securitisations | **3,122.8** | **2,896.4** | **226.4** | 3,153.6 | 2,878.2 | 275.4 |
| Debentures and unsecured bonds | **1,160.3** | **983.4** | **176.9** | 756.9 | 576.3 | 180.6 |
| Convertible bonds | **195.2** | **149.0** | **46.2** | 154.0 | 146.8 | 7.2 |
| Bank debt | **1,011.7** | **1,011.7** | | 899.8 | 899.8 | |
| Cash and deposits | **(173.7)** | **(173.7)** | | (139.7) | (139.7) | |
| | **5,316.3** | **4,866.8** | **449.5** | 4,824.6 | 4,361.4 | 463.2 |
| Derivatives | | | | | | |
| - unrecognised gains | **(12.3)** | | **(12.3)** | (17.5) | | (17.5) |
| - unrecognised losses | **47.1** | | **47.1** | 41.0 | | 41.0 |
| | **34.8** | | **34.8** | 23.5 | | 23.5 |
| Total | **5,351.1** | **4,866.8** | **484.3** | 4,848.1 | 4,361.4 | 486.7 |

The Differences are shown before any tax relief. The difference between book value and market value on the convertible bonds arises principally from the British Land share price.

In accordance with Accounting Standards the book value of debt is par value net of amortised issue costs, except for debt assumed on corporate acquisitions where the book value is the fair value of the debt. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate and Meadowhall Notes have been undertaken by Morgan Stanley. The valuations of 135 Bishopsgate Securitisations 2018 have been undertaken by The Royal Bank of Scotland. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor, Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Of the unrecognised amount at 31 March 2004, £0.2m gains and £1.8m of losses are expected to be realised in the next financial year (2003 - £nil gains; £nil losses) and the balance in subsequent years. Net costs of £5.7m (2003 costs - £6.5m) were recognised in the current year, comprising receipts of £10.1m (2003 - £7.0m) and costs of £15.8m (2003 - £13.5m).

## 15. Net debt (continued)

### 6% Subordinated Irredeemable Convertible Bonds

The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p (2003 - 500p) per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 130% of the conversion price for a 30 day period and after 9th April 2008 without conditions. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to convert into the underlying Ordinary Shares. The Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to Convertible Bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30.0 million Ordinary Shares would be issued.

### Balance sheet adjustments

In accordance with Financial Reporting Standard 4 'Capital Instruments', debt issue costs, less premiums received, have been deducted from the principal amount of debt in arriving at balance sheet values. At 31 March 2004 the total amount of the adjustment was £49.1m (2003 - £57.5m), as detailed below:

| | **2004** | 2003 |
|---|---|---|
| | **£m** | £m |
| Securitised debt | **37.8** | 48.1 |
| Debentures | **9.8** | 6.2 |
| US Dollar Notes | **0.5** | |
| Convertible Bonds | **1.0** | 3.2 |
| | **49.1** | 57.5 |

In accordance with Financial Reporting Standard 7 'Fair Values In Acquisition Accounting', on a corporate acquisition, debt is recorded in the balance sheet at fair value. At 31 March 2004 the total amount of the fair value adjustment arising on the group's acquisition of the remaining 50% interest in BL Universal PLC was £13.3m (2003 - £nil). The adjustment increases secured debt.

## 16. Acquisition of subsidiary undertakings

On 17 November 2003 the Group acquired the remaining 50% interest in BL Universal PLC; the fair value of the consideration was £60.4m. On 29 November 2003 the Group subscribed for an additional 49.99% of the issued share capital of BVP Developments Limited; taking its total investment to 99.99%, the fair value of the consideration was £0.1m.

| | Total book value | | Book value acquired | | | |
|---|---|---|---|---|---|---|
| | BL Universal PLC £m | BVP Developments Ltd £m | BL Universal PLC £m | BVP Developments Ltd £m | Fair value adjustment £m | Fair value to Group £m |
| Investment and development properties | 727.4 | 100.9 | 363.7 | 50.5 | | **414.2** |
| Other assets | | 4.1 | | 2.1 | | **2.1** |
| Cash | 3.8 | 2.0 | 1.9 | 1.0 | | **2.9** |
| Creditors | (155.1) | (43.0) | (77.6) | (21.5) | | **(99.1)** |
| Shareholder loans | (86.9) | (12.9) | (43.5) | (6.5) | | **(50.0)** |
| Borrowings | (341.0) | (47.7) | (170.5) | (23.9) | (8.8) | **(203.2)** |
| | 148.2 | 3.4 | 74.0 | 1.7 | (8.8) | **66.9** |
| Negative Goodwill | | | | | | **(6.4)** |
| | | | | | | **60.5** |
| **Satisfied by:** | | | | | | |
| Cash paid | | | 60.4 | 0.1 | | **60.5** |
| **Total consideration** | | | | | | **60.5** |
| Repayment of shareholder loans | | | 43.4 | 6.5 | | **49.9** |
| **Total cash payable** | | | 103.8 | 6.6 | | **110.4** |

The fair value adjustment increases to market value BL Universal's debenture and derivatives (£7.2m) and BVP Development's bank loans and related derivatives (£1.6m).

## 17. Notes to the cash flow statement

### Reconciliation of operating profit to net cash inflow from operating activities

| | 2004 £m | 2003 Restated £m |
|---|---|---|
| Operating profit | **421.8** | 382.0 |
| Dividends received | **(0.2)** | (0.3) |
| Depreciation and release of negative goodwill | **(0.9)** | 0.6 |
| Adjustment for share options, share awards and pension funding | **(3.3)** | (1.6) |
| Decrease in trading properties | **4.6** | 1.3 |
| Decrease (increase) in debtors | **15.1** | (17.2) |
| (Decrease) increase in creditors | **(55.7)** | 8.8 |
| **Net cash inflow from operating activities** | **381.4** | 373.6 |

### Analysis of Group net debt

| | 1 April 2003 £m | Acquisitions * £m | Cash flow £m | Non cash movements £m | 31 March 2004 £m |
|---|---|---|---|---|---|
| Cash at bank | (50.3) | | (45.9) | | **(96.2)** |
| Overdraft | 8.4 | | (1.1) | | **7.3** |
| Net cash per cash flow statement | (41.9) | | (47.0) | | **(88.9)** |
| Term debt | 4,345.9 | 402.7 | 134.6 | 1.0 | **4,884.2** |
| Convertible Bonds | 146.8 | | | 2.2 | **149.0** |
| Term deposits | (89.4) | | 11.9 | | **(77.5)** |
| **Group net debt** | **4,361.4** | **402.7** | **99.5** | **3.2** | **4,866.8** |

* Excluding cash and overdrafts

### Reconciliation of net cash flow to movement in Group net debt

| | 2004 £m | 2003 £m |
|---|---|---|
| Brought forward | **4,361.4** | 3,840.4 |
| Movement in net debt in the year | | |
| Increase in cash | **(47.0)** | (25.8) |
| Cash inflow from movement in debt | **134.6** | 463.2 |
| Cash outflow to repurchase Convertible Bonds | | (322.7) |
| Cash inflow from term deposits | **11.9** | 254.8 |
| Changes resulting from cash flows | **99.5** | 369.5 |
| Non cash movements including acquisitions | **405.9** | 151.5 |
| | **505.4** | 521.0 |
| **Carried forward** | **4,866.8** | 4,361.4 |

## 18. Net Asset Value per share

| | Shares m | 31 March 2004 Adjusted Net Assets £m | 31 March 2004 Net Assets £m | Shares m | 31 March 2003 Restated Adjusted Net Assets £m | 31 March 2003 Restated Net Assets £m |
|---|---|---|---|---|---|---|
| **Net Asset Value (undiluted)** | | | | | | |
| Shareholders' funds as shown on balance sheet | **488.0** | **4,669.4** | **4,669.4** | 488.6 | 4,123.3 | 4,123.3 |
| FRS 19 capital allowance effects - British Land Group | | **104.9** | | | 90.1 | |
| - Share of joint ventures | | **8.0** | | | 9.8 | |
| | | **112.9** | | | 99.9 | |
| Total external valuation surplus on development and trading properties (note 8) | | **95.0** | **95.0** | | 89.3 | 89.3 |
| Net assets attributable to ordinary shares | | **4,877.3** | **4,764.4** | | 4,312.5 | 4,212.6 |
| **Net Asset Value per share (undiluted)** | | **999 p** | **976 p** | | 883 p | 862 p |
| **Fully diluted Net Asset Value** | | | | | | |
| Net assets attributable to ordinary shares | **488.0** | **4,877.3** | **4,764.4** | 488.6 | 4,312.5 | 4,212.6 |
| Adjust to fully diluted on conversion of: 6% Subordinated Irredeemable Convertible Bonds | **30.0** | **149.0** | **149.0** | 30.0 | 146.8 | 146.8 |
| Dilution re share options and share awards | **3.3** | **9.1** | **9.1** | 1.5 | 5.9 | 5.9 |
| Dilutive effect of share options and conversion of Convertible Bonds | **33.3** | **158.1** | **158.1** | 31.5 | 152.7 | 152.7 |
| Net assets attributable to fully diluted ordinary shares | **521.3** | **5,035.4** | **4,922.5** | 520.1 | 4,465.2 | 4,365.3 |
| **Fully diluted Net Asset Value per share** | | **966 p** | **944 p** | | 859 p | 839 p |

The adjusted Net Asset Value includes the surplus of the external valuation over the book value of both development and trading properties after adding back the FRS 19 deferred tax capital allowance provision (as described in note 14) which is not expected to arise.

## 19. Share capital and reserves

| | Share capital £m | Share premium £m | Capital redemption reserve £m | Other reserves £m | Revaluation reserve £m | Profit and loss account £m | Total £m |
|---|---|---|---|---|---|---|---|
| At 1 April 2003 (as previously stated) | 122.1 | 1,107.7 | 7.9 | (8.0) | 2,225.9 | 673.7 | **4,129.3** |
| Prior year adjustment (see note 1) | | | | | | (6.0) | **(6.0)** |
| At 1 April 2003 (as restated) | 122.1 | 1,107.7 | 7.9 | (8.0) | 2,225.9 | 667.7 | **4,123.3** |
| Issues | 0.1 | 1.6 | | | | | **1.7** |
| Purchase and cancellation of own shares | (0.2) | | 0.2 | | | (5.0) | **(5.0)** |
| Purchase of ESOP shares | | | | | | (6.7) | **(6.7)** |
| Adjustment for share and share option awards | | | | | | 6.0 | **6.0** |
| Pension scheme movements | | | | | | (0.2) | **(0.2)** |
| Retained profit for the year | | | | | | 100.7 | **100.7** |
| Fair value adjustment on consolidation of former joint ventures | | | | | | (8.3) | **(8.3)** |
| Realisation of prior year revaluations | | | | | (72.2) | 72.2 | |
| Taxation on realisation of prior year revaluations | | | | | | (4.6) | **(4.6)** |
| Current year revaluation | | | | | 462.2 | | **462.2** |
| Exchange movements on net investments | | | | 1.9 | (0.7) | (0.9) | **0.3** |
| **At 31 March 2004** | **122.0** | **1,109.3** | **8.1** | **(6.1)** | **2,615.2** | **820.9** | **4,669.4** |

## 20. Contingent and other liabilities

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6m and recourse is only to the partnership assets. Details of this Partnership are set out in the Joint Venture Review.

In addition to contingent tax, as described in note 5, contingent liabilities of the Parent for guarantees to third parties amounted to £nil (2003 - £12.0m).

## 21. Capital commitments

| | **2004** **£m** | 2003 £m |
|---|---|---|
| British Land | **309.9** | 279.2 |
| Share of joint ventures (note 9) | **12.9** | 17.5 |
| | **322.8** | 296.7 |

## 22. Staff costs (including Directors)

| | 2004 £m | 2003 Restated £m |
|---|---|---|
| Wages and salaries | **23.0** | 21.3 |
| Social security costs | **2.4** | 2.2 |
| Pension costs | **2.9** | 1.9 |
| Equity-settled share-based payments | | |
| - Incentive schemes (RSP, SIP, LTIP) | **7.0** | 5.4 |
| - Sharesave schemes (SAYE) | **0.1** | |
| | **35.4** | 30.8 |

The average number of employees of the Group during the year was 713 (2003 - 697) of which some 546 (2003 - 537) were employed directly at the Group's properties and their costs recharged to tenants.

The Group's equity-settled share-based payments comprise the Restricted Share Plan (RSP), the Long Term Incentive Plan (LTIP), the Share Incentive Plan (SIP), and various Sharesave Plans. The RSP was used for the last time in June 2003. The company expenses an estimate of how many shares are likely to vest based on the market price at the date of grant, taking account of expected performance against the net asset value per share growth target and the three year service period. Under the SIP the company gives eligible employees free shares of up to £3,000 a year. They can also purchase partnership shares for up to £1,500 a year that are matched 2 for 1 by the company. The free and matching shares are purchased at fair value in the market and expensed at the time of allocation.

At the 2003 AGM the shareholders approved the LTIP whereby the company may award employees a combination of performance shares and options. Both components have the same performance targets based on net asset value per share growth and a three year service period. Performance shares are valued at the market value at the date of the award. The options are valued using a Black-Scholes model adjusted for dividends according to the table below:

| **Long-term incentive plan: 2003 Awards** | 25 September | 12 December |
|---|---|---|
| Share price at grant date | 502p | 552p |
| Exercise price | 502p | 552p |
| Option life in years (maximum 10) | 7 | 7 |
| Risk free rate | 5.04% | 5.04% |
| Expected volatility | 28% | 28% |
| Expected dividend yield | 3.25% | 3.25% |
| Value per option | 134p | 147p |

For both LTIP components the company estimates the number of shares or options likely to vest and expenses that value over the relevant period. Volatility has been estimated by taking the historical volatility in the company's share price over a four year period and adjusting where there are known factors that may affect future volatility. Vesting estimates take account of the company's high staff retention rate.

Under the Sharesave Plans eligible employees can save up to £250 a month over a three or five year period and use the savings to exercise an option granted at the outset at a 20% discount to the then prevailing share price. The fair value of the various options is expensed over the service period, based on a Black-Scholes model, assuming a risk-free rate of between 4.86% and 4.96%, expected volatility of 28% and an expected dividend yield of 3.25%. The values per option for the different schemes range from 131 pence to 186 pence. There are no performance measures. An estimated 5% of the three year options and 7% of the five year options are assumed to lapse as employees leave the company prior to the minimum service period.

## 23. Pensions

The British Land Group of Companies Pension Scheme ("the scheme") is the principal pension scheme in the Group. It is a defined benefit scheme which is externally funded and which is not contracted out of SERPS. The assets of the scheme are held in a trustee-administered fund and kept separate from those of the company. The Group has five other small pension schemes. The total pension cost charged for the year was £2.9m (2003 - £1.9m).

A full actuarial valuation of the scheme was carried out at 31 March 2003 and updated to 31 March 2004 by consulting actuaries Hewitt Bacon & Woodrow. The employer's contributions will be paid in the future at the rate recommended by the actuary of 38.5% pa of basic salaries. The major assumptions used for the actuarial valuation were:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| | **% pa** | % pa | % pa |
| Discount rate | **5.50** | 5.50 | 6.00 |
| Salary inflation | **5.10** | 4.80 | 4.75 |
| Pensions increase | **2.90** | 2.50 | 2.50 |
| Price inflation | **2.90** | 2.60 | 2.50 |

The assets and liabilities of the scheme at 31 March 2003 and the expected return on assets over the following year were as follows:

| | **2004/5** | | 2003/4 | | 2002/3 | |
|---|---|---|---|---|---|---|
| | **Expected return** | | Expected return | | Expected return | |
| | **%** | **£m** | % | £m | % | £m |
| Bonds | **4.5** | **17.0** | 4.5 | 9.9 | 5.0 | 5.5 |
| Equities | **7.0** | **26.8** | 7.0 | 15.3 | 7.0 | 22.9 |
| Other | **4.0** | **0.6** | 4.0 | 3.0 | 4.5 | 0.2 |
| Total assets | | **44.4** | | 28.2 | | 28.6 |
| Liabilities | | **(44.3)** | | (36.8) | | (27.2) |
| Surplus (deficit) in scheme | | **0.1** | | (8.6) | | 1.4 |
| Related deferred tax asset (liability) | | | | 2.6 | | (0.4) |
| Net pension asset (liability) | | **0.1** | | (6.0) | | 1.0 |

| The movement in the (deficit) surplus during the year is analysed below: | **2004** | 2003 |
|---|---|---|
| | **£m** | £m |
| Opening (deficit) surplus in the scheme | **(8.6)** | 1.4 |
| Current service cost | **(2.1)** | (1.4) |
| Past service cost | **(0.3)** | |
| Employer contributions | **11.7** | 3.0 |
| Other finance (cost) income | **(0.3)** | 0.3 |
| Actuarial loss | **(0.3)** | (11.9) |
| **Closing surplus (deficit) in the scheme** | **0.1** | (8.6) |

## 23. Pensions (continued)

| History of experience gains and losses | 2004 % pa | 2003 % pa |
|---|---|---|
| Difference between the expected and actual return on scheme assets: | | |
| Amount (£m) | **3.8** | (4.4) |
| Percentage of scheme assets | **8.6%** | 15.5% |
| Experience gain and losses on scheme liabilities: | | |
| Amount (£m) | **0.8** | (1.7) |
| Percentage of the present value of scheme liabilities | **1.9%** | 4.5% |
| Total actuarial loss recognised in the statement of total recognised gains and losses: | | |
| Amount (£m) | **(0.3)** | (11.9) |
| Percentage of the present value of scheme liabilities | **0.8%** | 32.4% |









# Interim Statement 2004

The British Land Company PLC

# Highlights

## Underlying profit before tax

Six months ended
30 September


£m
£74.8 m
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004

## Net asset value per share*

As at
30 September


pence
1049 p
1100
1000
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

## Dividend per share

Six months ended
30 September


pence
4.8 p
5
4
3
2
1
0
2000
2001
2002
2003
2004

Net asset value per share increased 8.6% to 1049 pence*
(March 2004: 966 pence*)

Net assets up £450 million to £5,485 million*
(March 2004: £5,035 million*)

Portfolio valuation up £400 million, 3.8%, to £11,065.9 million

Interim dividend up 8.4% to 4.8 pence per share
(2003: 4.43 pence)

Net rents increased by 5.6% to £265.1 million for the six month period
(2003: £251.0 million)

Underlying profit before tax up 15.1% to £74.8 million for the six month period
(2003: £65.0 million†), before gains on asset disposals

775,700 sq ft of new lettings
in Central London during the year to date

Annualised net rents of £565 million rising to £687 million after reversions‡ and committed developments, of which £77 million is contracted

* Adjusted to exclude the capital allowance effects of FRS 19 and to include, in calculating NAV, the external valuation surplus on development and trading properties and, in calculating the number of shares, diluted for all potential share issues including, at March 2004 only, the potential conversion of the Convertible Bonds (Note 16)

† Restated for FRS 17 Retirement Benefits (Note 1)

‡ Includes the expiry of rent free periods and the expected rent reviews and letting of vacant space, wthin the next five years, at our valuers' estimated rental values, after taking account of lease expiries and tenant breaks.

# Stephen Hester



I am very pleased to have been selected by the Board to succeed John Ritblat as Chief Executive of the company. British Land is in great shape, and it is my aim to help the Company build on its fine and distinctive record for the future.

Property companies are facing continuing change in their business environment. I look forward to leading the British Land team in capitalising on new opportunities as they arise, to the best interests of our shareholders and other stakeholders.

**Stephen Hester** Chief Executive

Stephen Hester joined the company from Abbey National plc where he was Chief Operating Officer, having joined as Chief Financial Officer in May 2002. For the previous 20 years he was at Credit Suisse First Boston, rising through various appointments to become Chief Financial Officer and then Global Head of the Fixed Income Division (including significant real estate related activities) based in both New York and London. At Abbey he played a leadership role in the company's extensive restructuring and recovery strategy, successfully concluded by its acquisition, completed in November 2004.

Stephen's strong background in strategy, risk, finance, deal making, communications and management qualify him well for the challenges facing the property industry today.

Stephen has a first class degree from Oxford University. He is a UK citizen, 43 years old and married with two young children.

# Chairman's Statement

Before reporting on the events of the past half-year, I am delighted to welcome Stephen Hester, who succeeds me as Chief Executive of British Land. We have split the roles and I am remaining as Chairman of the Company.

He takes over at a time when the Company is enjoying strong performance. The Net Asset Value per share has risen over the six months to 1049 pence on an adjusted diluted basis, an increase of 8.6%. The 3.8% portfolio improvement has added £400 million to lift fully diluted net assets to £5.48 billion. Retail warehouses were the star performers, up 9%, alone representing £125.9 million of the increase in net assets. City of London offices were up 3.2%, contributing £110 million, largely deriving from the success of our developments there.

Profits before tax were £80.1 million, reduced from the previous year only through less trading and fixed asset disposals. Underlying Profits stemming mainly from rents were up satisfactorily by over 15% at £74.8 million. We are raising the Interim Dividend by 8.4% to 4.8 pence per share.

**Leases and leases**

The flavour since 31 March, and indeed the main business feature on which I report, has been demand for our new developments, mainly in the City.

For our development at 51 Lime Street, London EC3, we now have a binding agreement to lease with Willis, the risk management and insurance intermediaries, who are taking 465,000 sq ft for 25 years without break. We already have planning consent for the site, demolition has begun, and we have submitted a detailed planning application for an amended scheme to meet the tenant's needs. The innovative design by Foster and Partners will be a striking addition to the London scene.

At Plantation Place, 30 Fenchurch Street, London EC3, Accenture had a pre-let of 375,000 sq ft. Royal & SunAlliance has taken 34,000 sq ft for their new group head offices, the Aspen Re insurance company 49,000 sq ft, and Wachovia Bank the remaining 49,000 sq ft to complete the letting of the office space there. We are making good progress, too, with leasing the 30,000 sq ft of shops, with the majority of units under offer.

At the new 10 Exchange Square, Broadgate, London EC2, Herbert Smith has taken 43,500 sq ft, and an additional 25,000 sq ft is now under offer to another tenant.

Elsewhere at Broadgate we are fully leased, having entirely refitted an office floor at 155 Bishopsgate which has been let to HBOS (38,600 sq ft). At 6 Broadgate, 12,600 sq ft have been leased to the U.S. company Ambac for its new London head offices. UBS Global Asset Management has taken the entire 70,000 sq ft of 3 Finsbury Avenue. At Exchange House, F&C Management have taken 20,500 sq ft.

In the West End the office space at 350 Euston Road, Regent's Place, London NW1 is fully let, following recent leases to the General Medical Council (48,000 sq ft) and Balfour Beatty (15,500 sq ft). Not merely 350 Euston Road, but all the Regent's Place office space is leased, and we are moving forward to the next two phases there, totalling 1.2 million sq ft, on which we are already engaged in the planning process.

In Ireland the leading fashion retailers, H&M, have taken 14,000 sq ft for their Dublin flagship store at the ILAC Centre in the rapidly improving Henry Street area. This venture with Irish Life is managed by our Irish subsidiary.

**Development**

Completed developments since 31 March have added over 1.1 million sq ft to the portfolio, mainly in the City of London, and are already 68% let. We continue to push forward with the programme, and our exciting proposal for a 601,000 sq ft, 47 storey tower at 122 Leadenhall Street, London EC3 has received a Resolution to Grant detailed planning consent from the Corporation of the City of London.

**Portfolio Activity**

As ever, activity within the portfolio has been substantial, much of it taking place after 30 September, with sales since 31 March, including those in joint ventures, amounting to £321 million, and purchases involving £644 million.

The main items among the sales were 100 New Bridge Street, Watling House, Cannon Street and Standard House, Bonhill Street, in the City of London and the Swiss Centre in Leicester Square, London W1.

A major purchase was the 500,000 sq ft Queensmere and Observatory Shopping Centres with 1,600 car spaces and 65,000 sq ft of offices in the centre of Slough. We already own the linking 80,000 sq ft Allders store and we see considerable scope for management initiatives to increase the value of the entire investment. Much of our £5.8 billion retail portfolio is located in the most sought-after out-of-town sectors, but we also have a significant in-town presence, and add to it when interesting opportunities like this arise.

Following our successful partnership with Scottish & Newcastle, during which we profitably sold 328 of the 330 pubs we jointly owned (with only two remaining), we have acquired a new portfolio of 65 high quality pubs from Spirit Group. There were in addition numerous smaller transactions, buys and sells, forming part of our continuing active management.

**Finance**

In financing we have added or renewed £730 million in banking facilities, with availability now standing at £1.2 billion and further financing lines in course. Our new borrowing covenant gives the Company great flexibility to choose between secured and unsecured elements in structuring its debt, as it sets a 70% maximum ratio for unsecured debt to unencumbered assets. It also provides equality of treatment for all unsecured lenders.

Conversion of the 6% Subordinated Irredeemable Convertible Bonds into 30 million new Ordinary Shares has been accomplished. 84% of the Group's debt was fixed or capped, the weighted average rate was 6.51% and the average maturity was 13.8 years.

**Other Topics**

More and more investors recognise the long-term attractions of investing in property. As I have indicated previously, this return to the sector was sure to follow the stock market shakeout from its bubble at the start of the new millennium. Commercial property is a highly desirable investment class, with enduring defensive qualities against the downside and plenty of upside potential. The long overdue market correction to property yields began in our last financial year and has been transformed through our gearing to deliver, over the last 12 months, an impressive 195 pence per share or 22.4% total return to our shareholders, lifting adjusted diluted net assets from 869 pence to 1049 pence per share.

The perceptive investor knows that strategic patience is an important attribute for making money in our business, where timing is all-important. The Swiss Centre sale, where we gradually increased our ownership over time before selling, is one obvious example: another is Plantation Place, where it took a good few years to assemble the site and achieve vacant possession of the principal property on a timely basis and on sensible terms. While we expanded the site, we retained income from the existing buildings for as long as possible until demolition, thus financing holding costs. Throughout this long process we secured a series of progressively improved planning consents to take advantage of changing conditions and maximise value for shareholders. More haste can often mean less profit in the property business.

We are waiting to hear the outcome on two major Government topics at the moment. Real Estate Investment Trusts are now available in numerous countries with well-developed and sophisticated property markets, and we hope that we will shortly hear that Britain will join them. We are quick on our feet if it suits and will turn on a dime to adapt to new circumstances as they arise.

The other topic is the upward only rent review clause. Some of the statistical analysis has been revised and the revision shows that there are plenty of choices for tenants. We know that there are also plenty of negotiating skills among the tenants, who are certainly not patsies. Research findings on the increase both in the availability of short-term leases and in the large proportion of leases that have no rent review clauses at all, show that there is a level playing field in this currently free and constantly adapting market.

**Prospects**

The property market has prospered in recent years for those who are doing the right things in the right places, but it is no longer possible to assume that mere ownership of real estate will suffice. Tenants are now much more sophisticated and therefore more demanding, so a market may have substantial availability yet not meet tenants' needs. The first requirement for tenants is the location of their choice in new and well designed modern buildings, which can secure good rents in spite of an apparent overhang of non-competitive space.



**Plantation Place, 30 Fenchurch Street, EC3**
Completed on time, on budget, offices fully let

Stringent portfolio selection, with ever greater awareness of ever changing tenant needs, must be the way forward. Management's skill is to have properties of high quality in the locations and sectors when and where they will be wanted, bringing the rewards of growth to our shareholders, who benefit also from the liquidity in the stock market which a company of British Land's size can provide.

We have a strong all-round property team, seasoned in investment and development, management, leasing and finance.

**John Ritblat** Chairman
23 November 2004

**Financial highlights**

Adjusted diluted net assets per share rose 8.6% in the six months to 1049 pence primarily as a result of the underlying 3.8% uplift in the portfolio value, which contributed to NAV growth due to the effect of gearing.

Underlying profits rose 15.1% as new lettings and increased rents at review added £7.2 million.

Our financial risks have been well contained over this period with our 85% fixed/capped hedging strategy limiting the impact of interest rate rises and our conservative approach to speculative development limiting the impact of empty space. Our letting success in Central London, particularly at Plantation Place, will immediately contribute in the second half of this year.

The dividend is up 8.4% to 4.8 pence per share.

**Financial results**

The principal transactions impacting the shape of the profit and loss account and balance sheet included the buy out of GUS plc's interest in BL Universal, taking control of BVP Developments, the formation of The Scottish Retail Property Limited Partnership and the investment in Songbird Estates plc.

Gross rental income for the six months to September 2004, including our share of joint ventures, increased by 6.4% to £288.0 million (2003: £270.6 million). Group gross rents increased £25.5 million (11.3%), whereas our share of joint ventures gross rents declined by £8.1 million (18.4%). Group net rental income for the period rose 10.7% to £231.9 million (2003: £209.4 million) principally due to the buyout of GUS plc's interest in BL Universal (£20.1 million) and new lettings and rent reviews (£7.2 million).

British Land's share of joint venture operating profits reduced by 13.6% to £33.8 million (2003: £39.1 million), reflecting the changes in ownership of joint ventures described above.

Administrative expenses for the half year of £22.4 million (2003: £21.2 million) include the expense of the Group's stock option and share incentive plans. On an annualised basis we continue to operate efficiently with administration costs at only 0.4% (2003: 0.4%) of the portfolio value.

Profit before tax is £80.1 million (2003: £86.9 million). Profits on sale of fixed assets in the six months amounted to £4.7 million (2003: £15.9 million) and trading profits £0.6 million (2003: £6.0 million). Underlying profit before tax, excluding these items, increased by 15.1% to £74.8 million (2003: £65.0 million).

The tax charge for the six months is £14.0 million, an effective rate of 17.5% (2003: £11.4 million, 13.1%).

Adjusted diluted earnings per share is 12.9 pence (2003: 15.4 pence). Earnings per share is 13.2 pence (2003: 15.5 pence).

Adjusted diluted net assets per share increased by 8.6% to 1049 pence, from 966 pence at 31 March 2004. Revaluation of properties and investments contributed 76.4 pence per share and retained earnings 7.4 pence per share. Diluted net assets per share is 1027 pence (31 March 2004: 944 pence).

**Financing and capital structure**

Approximately 50% of the Group's property value is financed by borrowings from a diverse variety of sources and with a spread of maturity dates. The Group's financial risk management policy is to maintain approximately 85% of debt at fixed and capped rates with debt taken out under a range of maturities, including long-term facilities in order to balance the Group's income profile from its long lease lengths. These policies concentrate economic exposure to the property market and our portfolio's performance, and minimise exposure to short to medium term interest rate movements. The Group borrows using fixed and floating rate debt and uses derivatives to produce the desired interest rate profile for the Group's finances.

At 30 September 2004 Group net debt is £4,936.4 million (31 March 2004: £4,866.8 million). Securitisations account for 58% of net debt and are non-recourse to the Group. Net debt including our share of joint ventures debt is £5,371.5 million (31 March 2004: £5,396.6 million). The joint ventures are separately financed with no recourse to British Land.

The Group's mortgage ratio is 46% (31 March 2004: 48%). The mortgage ratio including the Group's share of joint venture debt is 48% (31 March 2004: 51%).

The Group's weighted average interest cost is 6.51%, of which 84% is at fixed or capped rates of interest, with a weighted average debt maturity of 13.8 years (31 March 2004: 16.9 years). The reduction in weighted average debt maturity is mainly the result of the conversion of the 6% Subordinated Irredeemable Convertible Bonds.

At 30 September 2004 the market value of net debt and interest rate derivatives is £427.5 million more than their book values. Much of the decrease of £56.8 million from 31 March 2004 (£484.3 million) is a result of the conversion of the £150 million 6% Subordinated Irredeemable Convertible Bonds into ordinary shares.

| Financing statistics | 30 September 2004 | 31 March 2004 |
|---|---|---|
| **Group** | | |
| Net debt | **£4,936.4m** | £4,866.8m |
| Weighted average debt maturity | **13.8 years** | 16.9 years |
| Weighted average interest rate | **6.51%** | 6.38% |
| % of net debt at fixed/capped interest rates | **84%** | 84% |
| % of gross debt ringfenced with no recourse to other Group companies/assets | **64%** | 64% |
| Interest cover (net rents/net interest) | **1.51x** | 1.55x |
| Mortgage ratio (debt/property and investments) | **46%** | 48% |
| Cash and available committed bank facilities, | **£2,364.9m** | £2,149.6m |
| of which drawn | **£1,200.8m** | £1,011.0m |
| **Group and share of joint ventures** | | |
| Net debt | **£5,371.5m** | £5,396.6m |
| Weighted average debt maturity | **13.0 years** | 15.7 years |
| Mortgage ratio | **48%** | 51% |

**Securitisations**

On 20 September 2004 Exchange House was released from the security pool that supports the Broadgate securitisation. The release of Exchange House adds over £300 million to the Group's unencumbered assets.

**6% Subordinated Irredeemable Convertible Bonds**

Following the Group's announcement on 10 June 2004 that it planned to redeem, at par, its £150 million 6% Subordinated Irredeemable Convertible Bonds, all the bonds converted into ordinary shares. This led to the issue of 30 million new ordinary shares. As a result, the final dividend for the year ended 31 March 2004 increased by £2.5 million. The interest saving from 1 April 2004 is £9 million per annum.

**Dividend**

The directors declare an interim dividend of 4.8 pence per share payable on 18 February 2005. This represents an increase of 8.4% over the 2003 interim dividend of 4.43 pence per share and is in line with our policy of progressive dividend growth.

**Cash flow**

Profits after interest, tax and working capital movements generated a positive operating cash flow for the six months of £65.2 million (2003: £65.9 million). The Group has been a significant net investor during the half year with property acquisitions, developments and investment expenditure amounting to £236.5 million. Property and investment disposals by the Group realised cash of £16.4 million.

**Canary Wharf**

During the six month period the Group acquired a 15.8% interest in the AIM listed Songbird Estates plc ('Songbird') for a consideration of £97.1 million. Songbird acquired 66.3% of the Canary Wharf Group PLC in a leveraged takeover. Songbird's first financial reports are scheduled to be for the period to 31 December 2004. Songbird is shown as an investment and is valued at £97.1 million at 30 September 2004. The Group has yet to receive any dividend income.

**Subsequent transactions**

Since 30 September 2004 the Group has completed a number of significant transactions. The Queensmere and Observatory Shopping Centres in Slough were acquired for £192 million, 65 high quality pubs were purchased for £174 million from Spirit Group who will continue to occupy and operate these pubs on a 30 year lease. The Swiss Centre was sold for a price of £47 million, some £12 million in excess of its 31 March 2004 book value.

**Accounting policies**

At 31 March 2004 the Group fully adopted Financial Reporting Standard (FRS 17) 'Retirement Benefits' and Financial Reporting Standard (FRS 20) 'Share-based Payment'. The 2003 comparative amounts in this interim statement have been restated to reflect these changes. The adoption of FRS 17 has no impact on profit for the half year (2003: decrease £0.1 million). The Group has recorded a net pension asset of £0.1 million (31 March 2004: £0.1 million) which represents only 0.002% of the Group's adjusted net assets, reflecting the Group's small employee numbers and payroll costs.

The impact of FRS 20 is immaterial and hence no prior year adjustment is necessary.



**10 Exchange Square, Broadgate, EC2**

**International Accounting Standards**

International Accounting Standards (IAS) will be applied, as required for all European Union listed companies, for our financial year ending 31 March 2006. Whilst of course the Group's cash flows will be unaffected by the introduction of IAS, the new standards will represent a fundamental change in accounting and reporting. The Group has been working towards the implementation of IAS for some two years and is well advanced in its plans to meet the challenges of IAS implementation. Work performed to date includes the ongoing detailed assessment of the impact of IAS, training of staff on IAS and updating of systems and methodologies to ensure IAS compliance.

The Group intends to provide guidance as to the accounting impact of IAS at a seminar for analysts to be held on 25 January 2005. The materials from this seminar will be available on the Group's website www.britishland.com immediately thereafter. The Group will present its 31 March 2005 results under IAS next summer following publication of the Group's 31 March 2005 UK GAAP annual results. The principal areas where IAS differs from UK GAAP, affecting the Group's results are shown below.

*Property accounting*

Property valuation movements are recorded in the profit and loss account under IAS rather than the UK GAAP treatment where such movements are accounted as movements in reserves. This will lead to an increased volatility in reported profits.

The treatment of lease incentives under IAS is different in that such incentives are spread in the profit and loss account to the earlier of the first lease break or the end of the lease whereas under UK GAAP they are spread to the first open market rent review. This will lead to different phasing of recognition of gross rental income, to recognise income earlier than currently and to amortise costs over a longer period.

In the case of head leases on the Group's leasehold properties, IAS will require a financial liability and corresponding asset to be recognised in the balance sheet. Currently the financial effect of head leases is reflected by our valuers as a deduction from their valuations. The net asset effect of this change is not expected to be material.

The definitions of finance and operating leases are different between UK GAAP and IAS. Where a lease is classified as a finance lease it will be shown as a financial asset rather than as a property. Buildings subject to such leases will not be revalued and an element of the rents paid by tenants will be accounted for as repayment of loans rather than income. The Group expects that virtually all its leases will be operating leases.

*Deferred Tax Accounting*

UK GAAP does not permit deferred tax to be recognised where a business is not obliged to pay more tax at a future date. IAS on the other hand requires provision for all taxable and deductible differences between book values for tax purposes and accounting book values that are not 'permanent' timing differences. The effect of this change will be to reduce net assets.

The most significant such difference for British Land is between the base costs for tax purposes of its properties and its share of properties held by joint ventures, and the accounting book values which include material revaluation adjustments. Tax payments will arise only if British Land sells those assets and the amount of tax crystallised will reflect the price received at the time, the structure of the transaction, any tax benefits available such as loss relief and benefits derived from the tax position of the purchaser or of the Group at that time. None of these mitigating factors are accurately quantifiable where no transaction is in contemplation or negotiation, accordingly the provision to be booked under IAS will not represent an amount which the company expects to pay. Substantial deferred tax movements will appear in the profit and loss account, reflecting deferred tax arising on valuation changes.

*Derivatives*

British Land uses derivatives to manage its interest rate risk. In accordance with UK GAAP British Land's derivatives are not valued when they are hedges and any income or costs are recognised in the profit and loss account consistently with the underlying hedged transaction. IAS requires all derivatives, whether cash flow hedges or fair value hedges, to be carried at their fair values in the balance sheet. The disclosures in note 9 to the interim statement show the fair values of the Group's derivatives. The hedge accounting provisions of IAS 39 reduce the sensitivity of the profit and loss account to movements in the fair values of cash flow hedge derivatives. IAS prescribes a number of stringent tests to determine whether or not derivatives qualify as effective hedges. The Group expects to account for its current portfolio of interest rate derivatives as effective hedges.

*Dividends*

Unlike UK GAAP which requires proposed final dividends to be accrued, IAS only permits recognition of the liability to pay a final dividend when this has been approved by the shareholders. This will lead to a one off increase in net asset value by the net cost of the proposed dividend.

Graham Roberts

**Graham Roberts** Finance Director
23 November 2004

# Portfolio Highlights

| **Portfolio Valuation** as at 30 September 2004 | Group £m | JVs † £m | Total £m | Portfolio % | Uplift * % |
|---|---|---|---|---|---|
| **Offices** | | | | | |
| City | 3,470.1 | 98.9 | 3,569.0 | 32.3 | 3.2 |
| West End | 683.4 | 38.7 | 722.1 | 6.5 | 3.6 |
| Business parks and Provincial | 240.1 | 8.8 | 248.9 | 2.2 | 3.0 |
| Development | 226.2 | 3.2 | 229.4 | 2.1 | 7.5 |
| **All offices** | **4,619.8** | **149.6** | **4,769.4** | **43.1** | **3.4** |
| **Retail** | | | | | |
| Shopping centres | 1,748.2 | 397.0 | 2,145.2 | 19.4 | 3.3 |
| Superstores | 1,263.8 | 181.0 | 1,444.8 | 13.1 | 0.7 |
| Retail warehouses | 1,258.5 | 262.0 | 1,520.5 | 13.7 | 9.0 |
| High street | 466.9 | 158.3 | 625.2 | 5.6 | 5.7 |
| Development | 17.0 | 2.2 | 19.2 | 0.2 | 1.1 |
| **All retail** | **4,754.4** | **1,000.5** | **5,754.9** | **52.0** | **4.3** |
| **Industrial and distribution** | **156.0** | **30.9** | **186.9** | **1.7** | **2.1** |
| **Residential** | **254.6** | **2.0** | **256.6** | **2.3** | **0.2** |
| **Leisure** | **59.6** | **12.7** | **72.3** | **0.7** | **9.5** |
| **Other development** | | **25.8** | **25.8** | **0.2** | **14.1** |
| **Total** | **9,844.4** | **1,221.5** | **11,065.9** | **100.0** | **3.8** |

† British Land's share

* Including valuation movement in developments, purchases and capital expenditure, and excluding sales

**Total assets** under management **£12.3 billion**, including partners' shares of joint ventures.

| **Current Reversions** (excluding developments) | Annualised Net Rents £m | Reversionary income (5 years) £m | Current yield % | Reversionary yield (5 years) % |
|---|---|---|---|---|
| **Offices** | | | | |
| City | 177.4 | 59.2 | 5.0 | 6.6 |
| West End | 39.4 | 5.2 | 5.5 | 6.2 |
| Business parks and Provincial | 18.7 | (0.3) | 7.5 | 7.4 |
| **All offices** | **235.5** | **64.1** | **5.2** | **6.6** |
| **Retail** | | | | |
| Shopping centres | 112.0 | 15.1 | 5.2 | 5.9 |
| Superstores | 79.4 | 3.2 | 5.5 | 5.7 |
| Retail warehouses | 75.3 | 10.6 | 5.0 | 5.7 |
| High street | 33.6 | 4.3 | 5.4 | 6.1 |
| **All retail** | **300.3** | **33.2** | **5.2** | **5.8** |
| **Industrial and distribution** | **10.4** | **1.9** | **5.6** | **6.6** |
| **Residential** | **14.2** | **0.1** | **5.5** | **5.5** |
| **Leisure** | **4.6** | **0.4** | **6.4** | **6.9** |
| **Total** | **565.0** | **99.7 ‡** | **5.2** | **6.2** |

‡ £55.7 million contracted under expiry of rent free periods and minimum rental increases

**Long Lease Profile**
(excluding residential* and developments)

| | Weighted average lease term | | |
|---|---|---|---|
| | to expiry years | to first break years | Vacancy Rate % |
| **Offices** | | | |
| City | 14.4 | 12.7 | 10.0† |
| West End | 13.8 | 11.5 | 3.0 |
| Business parks and Provincial | 12.4 | 7.5 | 2.0 |
| **All offices** | **14.2** | **12.2** | **8.3†** |
| **Retail** | | | |
| Shopping centres | 15.3 | 14.8 | 3.2 |
| Superstores | 22.0 | 22.0 | 0.0 |
| Retail warehouses | 16.8 | 16.4 | 1.1 |
| High street | 26.2 | 23.5 | 1.7 |
| **All retail** | **18.8** | **18.2** | **1.8** |
| **Industrial and distribution** | **14.8** | **13.6** | **9.9** |
| **Leisure** | **43.3** | **42.2** | **2.4** |
| **Total** | **16.9** | **15.7** | **4.6†** |

Includes joint ventures
* Predominantly let on short leases

† Lettings achieved since 30 September 2004 at recently completed developments have reduced the City offices vacancy rate to 7.7% and the total vacancy rate to 3.9%

**Security of Income**
(from 30 September 2004)

| | % of income remaining at | |
|---|---|---|
| | expiry | first break |
| 5 years | 93.5 | 88.1 |
| 10 years | 79.1 | 69.2 |
| 15 years | 54.8 | 48.4 |

Includes joint ventures
Assumes no re-letting after first break or expiry

**Tenant Risk Profile: 89%** of rental income is rated at **negligible, low and low/medium risk**, by IPD using Experian Stress Score

| **Development Programme** | | Net area sq m | Rent (est) pa | Construction cost | Cost to Complete |
|---|---|---|---|---|---|
| Completed | Total | 104,070 | £42.6m | £321.1m | |
| | British Land Share | | £41.6m | £316.6m | |
| **Committed** | **Total** | **49,040** | **£22.4m** | **£175.2m** | **£166.3m** |
| | British Land Share | | £22.4m | £175.2m | £166.3m |
| Development prospects | Total | 586,980 | £161.3m | £1,276.8m | £1,245.3m |
| | British Land Share | | £157.0m | £1,250.4m | £1,219.0m |

Property is continuing to be an attractive investment class, combining a regular income flow from committed rents with longer term capital appreciation from rental growth and/or tightening of yields. Institutional and private investor demand has increased substantially across all property sectors.

**Valuation: up 3.8%, adding £400 million**

The external valuation of the British Land portfolio, including its share of joint ventures at 30 September 2004 was £11,065.9 million, an increase in the six months since 31 March 2004 of 3.8% (£400 million: including the valuation movement in developments, purchases and capital expenditure, and excluding sales).

Values have increased in every sector of the portfolio. Our retail assets have risen by 4.3% in the six months: retail warehouses continue to outperform, ahead 9% and high street shops are up 5.7%. The office portfolio increased in value by 3.4%, with the City, despite a testing letting market, putting on 3.2% primarily due to the quality of the properties and the successful letting of the developments.

Details of the valuation by use and data for the portfolio's long lease profile and current reversions are shown on the tables at the front of this section. Due to negotiation of new long leases and active management, the weighted average lease term has been maintained at 16.9 years (15.7 years to first break).

The majority of the property valuations were carried out by ATIS REAL Weatheralls, whose commentary on the commercial property market follows this review.

**Activity: investment in preferred sectors**

**Purchases of £153 million**, including joint venture properties, were completed during the six months to September 2004, and acquisitions of a **further £491 million** of property were completed in October 2004. Principal transactions were:

- the investment of £97.1 million in Songbird Estates plc, representing 15.8% of the consortium which acquired 66.3% of Canary Wharf Group PLC;
- the Queensmere and Observatory Shopping Centres, two adjacent freehold covered malls forming the major part of the retail centre in Slough, purchased in October for £192 million. The Centres provide 52,490 sq m (565,000 sq ft) of prime shopping with an office element, plus two car parks with 1,600 spaces. Tenants include Littlewoods, Woolworths, New Look, Top Shop, Primark, TK Maxx and Argos. The major Marks & Spencer store links to Queensmere and has a return frontage to the scheme. British Land already owns the 7,430 sq m (80,000 sq ft) Allders anchor department store which also links to Queensmere. We believe there is considerable scope for improvement of these investments through asset management initiatives;
- 65 freehold public houses were acquired from Spirit Group for £174 million. Spirit, the largest and leading managed pub operator in the UK, will continue to occupy the properties on a 30 year lease with minimum annual rental uplifts for 20 years, but with a landlord's option to revert to open market rents from year 15. This purchase adds to the leisure portfolio good quality public houses, with a higher average lot size than our previous pub investments and offers asset management opportunities to enhance value;
- 223 residential units purchased during the year to date for £35 million. These are in the main forward purchases of developments acquired at a discount to final retail prices;
- the joint venture BL Davidson Limited acquired the 50% interest it did not already own in four high quality retail parks and a new industrial/warehouse development, together valued at £122 million.

**Sales of £274 million**, including joint venture properties, completed in the six months to September at **£15 million above valuation**, with a **further £47 million** completed in October, also significantly above March valuation. Principal transactions were:

- the joint venture BL West Limited sold the City office properties at 100 New Bridge Street and Watling House, Cannon Street, London EC2 for £151 million. We considered these two particular properties had medium term risk to capital value due to their lease and rent profiles. Accordingly, these sales were based on stock selection criteria and do not reflect any change in strategy; we remain confident in the City office market;
- the joint venture BL Davidson Limited sold offices at Bonhill Street, EC2 and smaller office properties in EC1, SE1 and W1 for a total of £59 million. These secondary properties achieved £8.8 million above valuation;
- 32 residential units sold for £11 million;
- 17 public houses sold for £22 million from the remaining portfolio held by the joint venture with Scottish & Newcastle plc;
- The Swiss Centre, Leicester Square, London W1 was sold in October for £47 million. This mixed use freehold property in a prime position on Leicester Square was acquired by British Land in phases, reaching 100% ownership in 1999. Since then, our asset management strategy has been to 'empty' the building, including the relocation of the Swiss Tourism Office, in order to be able to offer effective vacant possession to potential purchasers. Income in the meantime was generated by short term lettings. The sale price realised £12 million in excess of the March valuation.

**Developments: letting success**

The projects in progress at March 2004 have all completed, **on time and within budget**. In what has been a testing market, we have achieved considerable letting success at these high quality office developments.

Plantation Place, 30 Fenchurch Street, EC3 was launched in July 2004 and all the office space has already let at headline rents of £46-54 per sq ft: Accenture had a pre-letting of 34,840 sq m (375,000 sq ft); Royal & SunAlliance has taken 3,160 sq m (34,000 sq ft) as new group head offices; 4,550 sq m (49,000 sq ft) is let to Aspen Re, an international insurance company and 4,550 sq m (49,000 sq ft) is let to Wachovia, a major US bank.



**Proposed new development at 122 Leadenhall Street, EC3**

Following the success of Plantation Place, marketing has commenced for Plantation Place South, 60 Great Tower Street, EC3. At the recently completed building at 10 Exchange Square, Broadgate, EC2, following the letting of 4,000 sq m (43,500 sq ft) to Herbert Smith, solicitors, the remaining 11,180 sq m (119,000 sq ft) of new offices has been launched to the market and currently a further 2,320 sq m (25,000 sq ft) is under offer.

**Completed Projects, since 31 March 2004**

| | | | Rent, pa | | |
|---|---|---|---|---|---|
| **Project** | **Prime use** | **Size sq m** | **total estimated** | **of which let** | **Cost[1]** |
| Plantation Place | Offices | 50,170 | £27.0m | £26.0m | £198.7m |
| Plantation Place South | Offices | 14,950 | £6.7m | £0.1m | £60.2m |
| 10 Exchange Square | Offices | 15,180 | £7.0m | £2.0m | £53.2m |
| Thatcham, Berks[2] | Distribution | 23,770 | £1.9m | | £9.0m |
| | | 104,070 | £42.6m | £28.1m[3] | £321.1m |
| **British Land share:** | | | **£41.6m** | **£28.1m** | **£316.6m** |

[1] Construction cost
[2] BL Gazeley joint venture
[3] Further lettings under offer at £1.8 million pa

We are pleased to have reached agreement for a pre-let with Willis Group, the leading risk management and insurance intermediaries, for a new development at 51 Lime Street, EC3. An application has been made to amend the existing planning consent and customise the buildings to meet the requirements of the tenant, with a target date for first completion at the end of 2006. The development will provide Willis with 43,200 sq m (465,000 sq ft) of high quality accommodation under a 25 year lease (without break). There are no take backs of property vacated by Willis nor any put backs should their space requirements change.

**Committed Projects**

| **Project** | **Size sq m** | **Rent (est) pa** | **Cost[1]** | **PC[2] (est)** | **Pre-lettings (sq m)** |
|---|---|---|---|---|---|
| **Offices** | | | | | |
| 51 Lime Street, EC3 | 44,120 | £21.4m | £166.8m | Q4 2006 | Willis (43,200) |
| **Business Park** | | | | | |
| Blythe Valley Park, Solihull | 4,920 | £1.0m | £8.4m | Q4 2005 | |
| | 49,040 | £22.4m | £175.2m | | £21.0m pa (94%) |
| Cost to complete: | | | £166.3m | | |

[1] Construction cost
[2] Practical completion of construction

Development prospects, as shown on the table opposite, are those sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation. At Ludgate, EC4, demolition has been completed and substructure works commenced. At York House, W1, demolition is in progress in preparation for an office and residential scheme.

A Resolution to Grant detailed planning consent was made by the City of London Corporation for the new 47 storey tower at 122 Leadenhall Street, EC3, a spectacular but practical design by Richard Rogers to provide 55,870 sq m (601,000 sq ft) of office accommodation. The existing building on that site is presently held as an income producing investment and a decision to proceed with redevelopment will only be taken when circumstances are favourable. Although we have planning consent for 201 Bishopsgate, EC2 we intend to seek a revised consent for a larger development of a tower building together with a low rise building centred around a new piazza.

**Development prospects, as at 30 September 2004**

| Project | Principal use | Size sq m | Planning status |
|---|---|---|---|
| Ludgate West, EC4 | Offices | 11,670 | Detailed |
| York House, W1 | Offices | 12,830 | Detailed |
| 201 Bishopsgate, EC2 | Offices | 69,360 | Detailed |
| 122 Leadenhall Street, EC3 | Offices | 55,870 | Resolution to Grant |
| Regent's Place, NW1 | | | |
| (North-East quadrant) | Offices/Residential | 56,500 | Pending |
| (Osnaburgh Street site) | Offices/Residential | 50,720 | Pending |
| Daventry, East and Central[1] | Distribution | 123,530 | Outline/Detailed |
| Blythe Valley Park, Solihull | Business Park | 69,390 | Outline/Detailed |
| Theale, Reading[2] | Residential | 26,260 | Pending |
| Redditch, Worcestershire[3] | Distribution | 34,890 | Outline/Detailed |
| Meadowhall Casino Complex | Leisure | 40,240 | Pending |
| Dumbarton | Retail | 1,860 | Detailed |
| New Century Park, Coventry | Offices | 33,860 | Outline |
| | | 586,980 | |
| | **Rent (est)** | | **Cost[4]** |
| Total: | £161.3m | | £1,276.8m |
| **British Land share:** | **£157.0m** | | **£1,250.4m** |

[1] BL Rosemound joint venture (DIRFT – Daventry International Rail Freight Terminal)
[2] Countryside Properties has a participation through a Development Agreement
[3] BL Gazeley joint venture
[4] Construction cost

**Property asset management: more new lettings**

In addition to the significant lettings of the recently completed developments, we have agreed new leases at Broadgate, EC2: an entire refitted floor of 3,590 sq m (38,600 sq ft) in 155 Bishopsgate has been let to HBOS; 1,900 sq m (20,500 sq ft) in Exchange House has been let to F&C Management; and 1,170 sq m (12,600 sq ft) at 6 Broadgate has been refitted and let to Ambac, a major US financial group, for its new London head offices. Broadgate offices (apart from the newly completed 10 Exchange Square), comprising 355,000 sq m (almost 4 million sq ft), are fully let.

At Regent's Place, NW1 we have completed leases at 350 Euston Road of 4,500 sq m (48,000 sq ft) to the General Medical Council and 1,440 sq m (15,500 sq ft) to Balfour Beatty, resulting in all office space at Regent's Place being fully let.

In the six months to 30 September, across the entire portfolio (including joint ventures) a total of 86 rent reviews produced an increase in rents of some £4.5 million pa, up 18% overall on the previous passing rents. Lease renewals and new leases, a total of 130 transactions, will increase rent by £33.9 million pa over the next three years.

At the ILAC Shopping Centre, Dublin, owned in conjunction with Irish Life, we entered into an agreement to lease 1,300 sq m (14,000 sq ft) on two trading levels to provide a flagship store for H&M, one of Europe's leading fashion retailers. This transaction involves the remodelling of the principal Mary Street entrance, being the first element of the proposed phased refurbishment of the Centre.

Tenant mix has been improved and rental income increased as a result of asset management initiatives at the Peacocks Centre, Woking. The food court has been modernised and the customer facilities upgraded, together with the creation of additional retail space. A new unit of some 650 sq m (7,000 sq ft) has been formed by the amalgamation of three units and has been let to HMV, significantly increasing footfall and improving this area of the scheme. A new 1,300 sq m (14,000 sq ft) unit is being constructed and is pre-let to Tesco to trade as a Metro store.

At Meadowhall, following on from the completed refurbishment and extension of the Oasis, we are now upgrading The Lanes with new ceilings, lighting and flooring. We are planning further enhancements including remodelling of balconies, renewal of ceiling finishes, improved lighting, decoration and air handling of the whole Centre, to create a better shopping environment. These works will be phased over the next three years to allow uninterrupted trading.

Within the next five years, **further rents of £99.7 million pa** are expected from the existing investment portfolio, of which **£55.7 million pa is already contracted**, resulting from the expiry of rent free periods and minimum rental increases. Additional income will be generated from the development programme, outlined above.

| **Further rent** | **Total £m** | **of which contracted £m** |
|---|---|---|
| Annualised net rents, 30 September 2004 | 565.0 | 565.0 |
| Reversion*, five years | 99.7 | 55.7 |
| Committed developments | 22.4 | 21.0 |
| Development prospects | 157.0 | |
| **Total** | 844.1 | **641.7** |

* Includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by independent valuers)

**Portfolio sectors: 52% retail, 43% offices**

**Out of town retail represents 77%** of the retail portfolio, with the balance being in selected good high street locations and main provincial town centre shopping schemes, where we consider the long term investment prospects are sound. Out of town shopping is continuing to achieve an increasing share of total retail spend (although growing at a lower pace recently). Our retail warehouses have performed well. Retailers are keen to take space in these locations and this demand, together with potential to improve the properties through asset management initiatives coupled with a restrictive planning regime, offers good prospects for growth in rents and values.

The superstores, where we calculate that we are one of the largest owners in the UK, other than the operators themselves, are also in demand from retailers who continue to require more and larger stores,


M&S
MARKS & SPENCER

**The Peacocks Centre, Woking**


ILAC

**The ILAC Shopping Centre, Dublin**
*Remodelled Mary Street entrance*

where a wider range of goods can be sold, particularly clothes and household goods where profit margins are higher. Our superstore portfolio is well positioned in this trend with an average size of 6,500 sq m (70,000 sq ft) and 81% of the stores are over 3,700 sq m (40,000 sq ft).

**Central London offices form 94%** of the office sector of the portfolio, with high quality buildings in the best locations, let on long leases with contracted rents from strong covenants. The notable successes in achieving lettings in what has been a difficult market are, in the main, due to the quality and location of our product, designed to meet the needs of the modern tenant. These lettings will contribute significant additional rental income and are an encouraging confirmation of the improving take up in the market and increasing tenant demand for the best quality office space. We consider that these factors, coupled with very limited new supply, should result in vacancy rates (which have already started to fall) continuing to decline through 2005 and 2006, so we should see the beginnings of rental growth at the turn of 2005 into 2006.

**Outlook**

With retail expenditure still forecast to grow at above the rate of inflation over the next few years, we can anticipate further growth in retail investment values through rent increases and tighter yields.

The outlook in the short to medium term for Central London offices is positive, with the combination of improved demand and reducing availability of the required accommodation expected to produce rising rental values, and consequently capital growth.

The British Land portfolio is well placed to benefit from these trends. The focus is, as it has been for some considerable time, on the principal preferred sectors of Central London offices and Retail, with the emphasis on out of town but still with a strong selective presence in town through high street shops and shopping centres. We are also ready and able to be flexible in investing in additional areas where we see opportunities for growth. We will continue with our development programme with commitments to construction taken when we consider the circumstances to be favourable.

**Robert Bowden** Property Investment Director
23 November 2004

# Commercial Property Market Commentary

ATIS REAL Weatheralls

The comments below reflect our views as at 30 September 2004 and underlie our approach to the valuation of the portfolio. They reflect conditions up to the valuation date only.

The commentary focuses on the prime commercial property markets where the Company has significant holdings.

**General**

Commercial property continues to prove a popular investment class. Properties across all sectors have risen in value due to yields being bid lower. Buyers, attracted by the combination of income security, growth potential, and the opportunities for active asset enhancement, far outnumber potential sellers.

This imbalance looks set to continue. Cash rich funds seeking property investments have been joined by a number of new vehicles aimed at the private investor. The situation is only likely to be exacerbated with the expected introduction of new tax transparent property investment vehicles.

Although occupier markets do not all share the same buoyancy, rental growth remains strong in many retail markets and is anticipated elsewhere by many investors and developers.

Meanwhile, conditions in the bond and equity markets remain subdued. We therefore see little prospect of demand for property subsiding in the short term.

**Central London Offices**

Investor demand, as for all sectors, is strong. Whilst long let, well secured buildings such as those at Broadgate, remain popular, the price differential obtainable on shorter income streams has narrowed. This is because many purchasers anticipate that rents will increase in the medium term.

Indeed recent months have seen increased City occupier take-up; a good proportion of it at buildings held by British Land.

In general, occupational demand has mostly been from 'support' functions such as legal and insurance companies. Investors and developers are therefore looking for signs of a structural shift in demand from the City's traditional tenant base, in order to generate positive rental growth.

The West End has a more diverse occupational base. Leasing transactions at prime buildings at figures close to previous 'highs' have encouraged those who anticipate that this will have a corresponding effect upon the rest of the market. The vacancy rate is relatively low and there is very little good quality stock either available or in the immediate development pipeline.

Investors therefore anticipate earlier rental growth here, which has in turn increased the prices paid during the past six months for virtually all buildings irrespective of income quality and lease length.

**Out of Town Retail**

Supply remains finite from both the occupiers' and the investors' points of view. The planning environment is becoming even more restrictive including the proposal to bring the construction of mezzanine floors under planning control.

Meanwhile, occupational demand continues to grow. As a result rents have shown strong growth and are forecast to continue to do so. These factors have all combined to produce a very competitive investment market.

A notable trend has been the increased demand from investors for older schemes benefiting from relatively open A1 planning consents. These can be refurbished, established tenants relocated, and new fashion or other high street tenants substituted, often producing dramatic uplift in rents.

Out of town food stores have also continued to see good rental growth; particularly from favourable rent review settlements. Accordingly, investors are prepared to accept low initial yields, even for shorter income streams, as there is ample evidence that traders are willing to renew or extend leases in good trading locations.

**Shopping Centres and High Street Retail**

Retailers continue to experience mixed fortunes. Although there are few signs of consumers reducing their expenditure, retailer margins remain under pressure.

However yields have sharpened, reflecting the strength of demand for property and, in the case of centres, the scope for enhancing returns through asset management.

As with all sectors, yield compression has occurred such that the difference between prime and secondary or even tertiary schemes has narrowed. Consequently, some investors who purchased one or two years ago are now realising profits.

**Graham Spoor** BSc (Hons) MBA MRICS
Director – Investment Valuations
for and on behalf of ATIS REAL Weatheralls Ltd
Norfolk House
31 St. James's Square
London SW1Y 4JR

# Consolidated Profit and Loss Account for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | | Note | 2004 Unaudited £m | 2003 Unaudited Restated† £m |
|---|---|---|---|---|---|
| 565.6 | **Gross rental income** | | | **288.0** | 270.6 |
| (78.9) | Less share of joint ventures | | 8 | **(35.9)** | (44.0) |
| 486.7 | **Gross rental income – Group** | | | **252.1** | 226.6 |
| 450.3 | Net rental income | | | **231.9** | 209.4 |
| 6.0 | Profit on property trading | | | **0.6** | 6.0 |
| 6.2 | Other income | | | **3.2** | 1.6 |
| (40.7) | Administrative expenses | | | **(22.4)** | (21.2) |
| 421.8 | **Operating profit** | | | **213.3** | 195.8 |
| 67.5 | Share of operating profits of joint ventures | | 8 | **33.8** | 39.1 |
| 32.9 | Disposal of fixed assets – including amounts from joint ventures (note 8) | | 3 | **4.7** | 15.9 |
| 522.2 | **Profit on ordinary activities before interest** | | | **251.8** | 250.8 |
| (336.2) | Net interest payable – including amounts from joint ventures (note 8) | | 2 | **(171.7)** | (163.9) |
| 186.0 | **Profit on ordinary activities before taxation** | | | **80.1** | 86.9 |
| (14.5) | Taxation | | 4 | **(14.0)** | (11.4) |
| 171.5 | **Profit on ordinary activities after taxation** | | | **66.1** | 75.5 |
| (70.8) | Ordinary dividends | | 5 | **(27.4)** | (21.6) |
| 100.7 | **Retained profit for the period** | | | **38.7** | 53.9 |
| 35.1p | Earnings per share: | Basic | 6 | **13.2p** | 15.5p |
| 34.5p | | Diluted | 6 | **12.7p** | 15.2p |
| 37.0p | Adjusted earnings per share:* | Basic | 6 | **13.3p** | 15.8p |
| 36.3p | | Diluted | 6 | **12.9p** | 15.4p |
| 14.50p | Dividend per share | | 5 | **4.80p** | 4.43p |

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19
† Restated as set out in note 1

# Consolidated Balance Sheet as at 30 September 2004

| 31 March 2004 Audited £m | | Note | 2004 Unaudited £m | 2003 Unaudited Restated † £m |
|---|---|---|---|---|
| | **Fixed assets** | | | |
| 9,251.2 | Investment properties | 7 | **9,693.7** | 8,140.7 |
| | Investments in joint ventures: | | | |
| 1,299.8 | Share of gross assets | 8 | **1,320.9** | 1,428.1 |
| (641.6) | Share of gross liabilities | 8 | **(564.5)** | (766.1) |
| 658.2 | | | **756.4** | 662.0 |
| 17.2 | Other investments | 10 | **113.9** | 21.4 |
| (14.1) | Negative goodwill | | **(13.7)** | (9.1) |
| 9,912.5 | | | **10,550.3** | 8,815.0 |
| | **Current assets** | | | |
| 41.6 | Trading properties | 7 | **36.0** | 43.7 |
| 67.8 | Debtors | 11 | **80.8** | 80.2 |
| 173.7 | Cash and deposits | 9 | **128.3** | 119.8 |
| 283.1 | | | **245.1** | 243.7 |
| (869.9) | **Creditors due within one year** | 12 | **(512.5)** | (527.1) |
| (586.8) | **Net current liabilities** | | **(267.4)** | (283.4) |
| 9,325.7 | **Total assets less current liabilities** | | **10,282.9** | 8,531.6 |
| (4,406.3) | **Creditors due after one year** | 13 | **(4,911.9)** | (4,096.6) |
| (149.0) | **Convertible Bonds** | 9 | | (146.9) |
| (101.1) | **Provisions for liabilities and charges** | 14 | **(106.1)** | (92.9) |
| 0.1 | Pension asset (liability) | 19 | **0.1** | (6.1) |
| 4,669.4 | **Net assets** | | **5,265.0** | 4,189.1 |
| | **Capital and reserves** | | | |
| 122.0 | Called up share capital | | **129.5** | 121.9 |
| 1,109.3 | Share premium | 17 | **1,251.4** | 1,107.9 |
| 8.1 | Capital redemption reserve | 17 | **8.1** | 8.1 |
| (6.1) | Other reserves | 17 | **(10.4)** | (6.8) |
| 2,615.2 | Revaluation reserve | 17 | **3,029.3** | 2,217.1 |
| 820.9 | Profit and loss account | 17 | **857.1** | 740.9 |
| 4,669.4 | **Equity shareholders' funds** | | **5,265.0** | 4,189.1 |

† Restated as set out in note 1

| | **Adjusted net asset value per share** | | | |
|---|---|---|---|---|
| 999p | Basic | 16 | **1054p** | 893p |
| 966p | Fully Diluted | 16 | **1049p** | 869p |

**(The adjusted net asset value (NAV) per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19)**

**Approved by the Board on 23 November 2004**

# Other Consolidated Primary Statements for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated † £m |
|---|---|---|---|
| | **Statement of total recognised gains and losses** | | |
| 171.5 | Profit on ordinary activities after taxation | **66.1** | 75.5 |
| | Unrealised surplus (deficit) on revaluation: | | |
| 396.6 | investment properties | **325.5** | (1.9) |
| 65.3 | joint ventures | **86.3** | 22.9 |
| 0.3 | other investments | **(0.2)** | 0.2 |
| 462.2 | | **411.6** | 21.2 |
| 0.3 | Exchange movements on net investments | **(0.3)** | 0.3 |
| (4.6) | Taxation on realisation of prior year revaluations | | (4.8) |
| (8.3) | Fair value adjustment on consolidation of former joint ventures | | |
| (0.2) | Pension scheme movements | | |
| 620.9 | Total recognised gains and losses relating to the financial period | **477.4** | 92.2 |

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated † £m |
|---|---|---|---|
| | **Note of historical cost profits and losses** | | |
| 186.0 | Profit on ordinary activities before taxation | **80.1** | 86.9 |
| 72.2 | Realisation of prior year revaluations | **(2.5)** | 30.9 |
| 258.2 | Historical cost profit on ordinary activities before taxation | **77.6** | 117.8 |
| 168.3 | Historical cost profit for the period retained after taxation and dividends | **36.2** | 80.0 |

| Year ended 31 March 2004 Audited £m | | 2004 Unaudited £m | 2003 Unaudited Restated † £m |
|---|---|---|---|
| | **Reconciliation of movements in shareholders' funds** | | |
| 171.5 | Profit on ordinary activities after taxation | **66.1** | 75.5 |
| (70.8) | Ordinary dividends | **(27.4)** | (21.6) |
| 100.7 | Retained profit for the period | **38.7** | 53.9 |
| 462.2 | Revaluation of investment properties and investments | **411.6** | 21.2 |
| 0.3 | Exchange movements on net investments | **(0.3)** | 0.3 |
| (4.6) | Taxation on realisation of prior year revaluations | | (4.8) |
| (8.3) | Fair value adjustment on consolidation of former joint ventures | | |
| 550.3 | | **450.0** | 70.6 |
| 1.7 | Shares issued | **149.6** | 0.2 |
| (0.2) | Pension scheme movements | | |
| (5.0) | Purchase and cancellation of own shares | | (5.0) |
| (6.7) | Purchase of ESOP shares | **(7.6)** | |
| 6.0 | Adjustment for share and share option awards | **3.6** | |
| 546.1 | Increase in shareholders' funds | **595.6** | 65.8 |
| 4,123.3 | Opening shareholders' funds (as restated†) | **4,669.4** | 4,123.3 |
| 4,669.4 | Closing shareholders' funds | **5,265.0** | 4,189.1 |

† Restated as set out in note 1

# Consolidated Cash Flow Statement for the six months ended 30 September 2004

| Year ended 31 March 2004 Audited £m | | Note | 2004 Unaudited £m | 2003 Unaudited £m |
|---|---|---|---|---|
| 381.4 | **Net cash inflow from operating activities** | 15 | **222.4** | 206.4 |
| 79.7 | **Dividends received from joint ventures** | | **6.8** | 1.5 |
| | **Returns on investments and servicing of finance** | | | |
| 12.9 | Interest received | | **2.8** | 6.2 |
| (301.5) | Interest paid | | **(159.8)** | (147.3) |
| 0.2 | Dividends received | | | 0.1 |
| (288.4) | | | **(157.0)** | (141.0) |
| | **Taxation** | | | |
| (4.1) | UK corporation tax paid | | **(5.1)** | |
| (5.5) | Foreign tax paid | | **(1.9)** | (1.0) |
| (9.6) | | | **(7.0)** | (1.0) |
| 163.1 | **Net cash inflow from operating activities and investments after finance charges and taxation** | | **65.2** | 65.9 |
| | **Capital expenditure and financial investment** | | | |
| (316.9) | Purchase of investment properties and development expenditure | | **(136.0)** | (122.1) |
| (10.8) | Purchase of investments | | **(97.4)** | (10.2) |
| 171.3 | Sale of investment properties | | **16.4** | 73.2 |
| 20.8 | Sale of investments | | | 16.4 |
| (135.6) | | | **(217.0)** | (42.7) |
| | **Acquisitions and disposals** | | | |
| (110.2) | Purchase of interest in subsidiary companies | | | |
| 5.8 | Cash at bank acquired with interest in subsidiary companies | | | |
| (34.8) | Investment in and loans to joint ventures | | **(3.1)** | |
| 89.2 | Sale of shares in and loans repaid by joint ventures | | | 48.1 |
| (50.0) | | | **(3.1)** | 48.1 |
| (67.0) | **Equity dividends paid** | | **(51.7)** | (45.4) |
| (89.5) | **Net cash (outflow) inflow before management of liquid resources and financing** | | **(206.6)** | 25.9 |
| | **Management of liquid resources** | | | |
| 11.9 | Decrease in term deposits | | **10.9** | 2.7 |
| | **Financing** | | | |
| 1.7 | Issue of ordinary shares | | **0.6** | 0.2 |
| (5.0) | Purchase and cancellation of own shares | | | (5.0) |
| (6.7) | Purchase of ESOP shares | | **(7.6)** | |
| 50.7 | Issue of Meadowhall Shopping Centre securitised debt | | | 50.7 |
| 84.0 | Issue of Sainsbury supermarkets securitised debt | | | |
| (73.5) | Redemption of Broadgate Class D Unsecured Notes 2014 | | | (73.5) |
| 73.4 | Increase (decrease) in bank and other borrowings | | **175.4** | (17.6) |
| 124.6 | | | **168.4** | (45.2) |
| 47.0 | **(Decrease) increase in cash** | 15 | **(27.3)** | (16.6) |

# Notes to the Financial Statements

## 1 Basis of preparation

The interim accounts are not statutory accounts, but are prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2004, consistently applied in all material respects.

The figures for the year ended 31 March 2004 have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

**Restatement of comparative figures for the six months ended 30 September 2003**

Financial Reporting Standard 20 'Share-based Payment' and Urgent Issues Task Force Abstract 38 'Accounting for ESOP Trusts' were adopted in preparing the financial statements of the Group for the year ended 31 March 2004. No restatement of the comparative figures for the period ended 30 September 2003 is necessary as the effect is not considered material.

Comparative figures have been restated following the adoption of Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits', which requires that the net assets (liabilities) of the Group's defined benefit pension scheme be recognised in the balance sheet. FRS 17 was adopted in preparing the financial statements of the Group for the year ended 31 March 2004. The comparative figures for the period ended 30 September 2003 have been restated as follows:

| | Profit and Loss Account | | | Balance Sheet | |
|---|---|---|---|---|---|
| **Period ended 30 September 2003** | Other finance costs £m | Taxation £m | Profit after taxation £m | Pension liability £m | Shareholders' funds £m |
| As previously stated | | (11.5) | 75.6 | | 4,195.2 |
| Adoption of FRS 17 | (0.2) | 0.1 | (0.1) | (6.1) | (6.1) |
| **As restated** | **(0.2)** | **(11.4)** | **75.5** | **(6.1)** | **4,189.1** |

## 2 Net interest payable

| Year ended 31 March 2004 £m | | | 2004 £m | 2003 Restated £m |
|---|---|---|---|---|
| | **British Land Group** | | | |
| 52.2 | Payable on: | bank loans and overdrafts | **29.3** | 24.0 |
| 263.7 | | other loans | **130.2** | 126.6 |
| 315.9 | | | **159.5** | 150.6 |
| (13.3) | Deduct: | development cost element | **(2.5)** | (5.9) |
| 302.6 | | | **157.0** | 144.7 |
| (6.7) | Receivable on: | deposits and securities | **(2.7)** | (3.2) |
| (6.6) | | loans to joint ventures | **(0.3)** | (4.5) |
| | Other finance (income) costs: | | | |
| (1.7) | | Expected return on pension scheme assets | **(1.3)** | (0.8) |
| 2.0 | | Interest on pension scheme liabilities | **1.2** | 1.0 |
| 289.6 | **Total British Land Group** | | **153.9** | 137.2 |
| | **Share of joint ventures** | | | |
| 6.6 | Interest payable on shareholder loans | | **0.3** | 4.5 |
| 40.0 | Other interest payable (net) | | **17.5** | 22.2 |
| 46.6 | Total share of joint ventures (note 8) | | **17.8** | 26.7 |
| 336.2 | **Net interest payable** | | **171.7** | 163.9 |

## 3 Disposal of fixed assets

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 25.5 | British Land Group | **1.7** | 12.5 |
| 7.4 | Share of joint ventures (note 8) | **3.0** | 3.4 |
| 32.9 | | **4.7** | 15.9 |

### 4 Taxation

| Year ended 31 March 2004 £m | | | 2004 £m | 2003 Restated £m |
|---|---|---|---|---|
| (0.4) | British Land Group: | Corporation tax | **5.7** | 6.5 |
| 5.7 | | Deferred tax | **5.0** | 0.1 |
| 8.0 | Share of joint ventures (note 8): | Corporation tax | **4.1** | 4.5 |
| 1.2 | | Deferred tax | **(0.8)** | 0.3 |
| 14.5 | | | **14.0** | 11.4 |

**Contingent tax**

The unprovided tax, in relation to equity shareholders' funds of £5,265.0 million, which would arise on the disposal of British Land Group properties, investments in joint ventures and other investments, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £660 million (31 March 2004: £570 million; 30 September 2003: £440 million).

Adjusted net assets are £5,461.5 million and are stated after adding back the FRS 19 provision of £113.6 million and the surplus on development and trading properties of £82.9 million. The unprovided tax, in relation to adjusted net assets, which would arise on the disposal of British Land Group properties, other investments, and share of properties held in joint ventures, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £770 million (31 March 2004: £680 million; 30 September 2003: £560 million).

### 5 Interim dividend

The interim dividend of 4.8 pence will be paid on 18 February 2005 to shareholders on the register at the close of business on 21 January 2005. The current period charge of £27.4 million includes a £2.5 million final dividend payment for the year ended 31 March 2004, following conversion of the 6% Irredeemable Convertible Bonds.

The company offers shareholders the option to participate in a Dividend Reinvestment Plan. This enables shareholders to reinvest their cash dividends automatically in the company's shares. Details of the plan are available on the Investors section of the British Land website at www.britishland.com or by calling Lloyds TSB Registrars' DRIP helpline on 0870 2413018.

For plan participants the key dates for the interim dividend are:

| | |
|---|---|
| 28 January 2005 | Last date for DRIP applications (new applicants only) |
| 18 February 2005 | Payment date/dividend reinvestment date |
| 3 March 2005 | New share certificates/CREST statements posted |
| 4 March 2005 | CREST member accounts credited |

### 6 Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the period as shown below:

| Year ended 31 March 2004 | | | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|---|
| Weighted average number of shares m | Profit after taxation £m | | | **Weighted average number of shares m** | **Profit after taxation £m** | Weighted average number of shares m | Profit after taxation Restated £m |
| 488.1 | 171.5 | **Earnings per share** | Basic | **500.3** | **66.1** | 488.6 | 75.5 |
| 519.0 | 179.3 | | Diluted | **519.3** | **66.1** | 518.9 | 78.6 |
| 488.1 | 180.6 | **Adjusted earnings per share** | Basic | **500.3** | **66.8** | 488.6 | 77.0 |
| 519.0 | 188.4 | | Diluted | **519.3** | **66.8** | 518.9 | 80.1 |

Adjusted earnings per share are calculated by excluding £0.7 million (31 March 2004: £9.1 million; 30 September 2003: £1.5 million) which is the capital allowance effect of FRS 19.

The basic weighted average number of shares has changed as a result of the conversion on or before 30 July 2004 of the 6% Irredeemable Convertible Bonds.

## 7 Investment, development and trading properties

| | Freehold £m | Long leasehold £m | Short leasehold £m | **Total £m** |
|---|---|---|---|---|
| **Investment and development properties** | | | | |
| Valuation and cost 1 April 2004 | 8,857.0 | 386.5 | 7.7 | **9,251.2** |
| Additions | 87.5 | 44.7 | | **132.2** |
| Disposals | (16.3) | | | **(16.3)** |
| Reallocation | (21.9) | 22.0 | (0.1) | |
| Exchange fluctuations | 1.1 | | | **1.1** |
| Revaluations | 314.2 | 10.2 | 1.1 | **325.5** |
| ***Valuation and cost 30 September 2004*** | 9,221.6 | 463.4 | 8.7 | **9,693.7** |
| **Trading properties** | | | | |
| At lower of cost and net realisable value 30 September 2004 | 27.1 | 8.4 | 0.5 | **36.0** |
| **External valuation surplus on development and trading properties** | | | | **80.2** |
| Adjustment for UITF 28 – lease incentive debtors | | | | **34.5** |
| **Total Group property portfolio valuation** | | | | **9,844.4** |

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

| | | **£m** |
|---|---|---|
| United Kingdom: | ATIS REAL Weatheralls | **9,547.1** |
| | FPD Savills | **246.5** |
| Republic of Ireland: | Jones Lang LaSalle | **49.8** |
| Netherlands: | CB Richard Ellis B.V. | **1.0** |
| **Total Group property portfolio valuation** | | **9,844.4** |

| | **£m** |
|---|---|
| **Total external valuation surplus on development and trading properties** | |
| British Land Group | **80.2** |
| Share of joint ventures | **2.7** |
| | **82.9** |

*Properties valued at £6,513.3 million (31 March 2004: £6,672.8 million; 30 September 2003: £5,772.8 million) were subject to a security interest and other properties of non-recourse companies amounted to £40.4 million (31 March 2004: £84.3 million; 30 September 2003: £nil).*

| 31 March 2004 £m | | **2004 £m** | 2003 £m |
|---|---|---|---|
| | **Total property valuations including share of joint ventures** | | |
| | British Land Group: | | |
| 9,251.2 | Investment and development properties | **9,693.7** | 8,140.7 |
| 41.6 | Trading properties | **36.0** | 43.7 |
| 92.7 | External valuation surplus on development and trading properties | **80.2** | 63.7 |
| 27.6 | Adjustment for UITF 28 – lease incentive debtors | **34.5** | 30.6 |
| 9,413.1 | | **9,844.4** | 8,278.7 |
| | Share of joint ventures: | | |
| 1,221.8 | Properties | **1,216.6** | 1,364.9 |
| 2.3 | External valuation surplus on development and trading properties | **2.7** | 2.0 |
| 2.2 | Adjustment for UITF 28 – lease incentive debtors | **2.2** | 3.5 |
| 1,226.3 | | **1,221.5** | 1,370.4 |
| 10,639.4 | **Total property portfolio valuation** | **11,065.9** | 9,649.1 |

## 8 Joint Ventures

**British Land's share of profits of joint ventures**

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 78.9 | **Gross rental income** | **35.9** | 44.0 |
| 72.7 | Net rental income | **33.2** | 41.6 |
| (2.3) | Profit (loss) on property trading | **1.8** | (0.9) |
| (2.9) | Other expenditure | **(1.2)** | (1.6) |
| 67.5 | **Operating profit** | **33.8** | 39.1 |
| 7.4 | **Disposal of fixed assets** | **3.0** | 3.4 |
| 74.9 | Profit on ordinary activities before interest | **36.8** | 42.5 |
| (40.0) | Net interest payable to third parties | **(17.5)** | (22.2) |
| (6.6) | Interest payable to British Land | **(0.3)** | (4.5) |
| (46.6) | **Net interest payable** (note 2) | **(17.8)** | (26.7) |
| 28.3 | Profit on ordinary activities before taxation | **19.0** | 15.8 |
| (9.2) | **Taxation** | **(3.3)** | (4.8) |
| 19.1 | **Profit on ordinary activities after taxation** | **15.7** | 11.0 |

The amounts relating to captions shown in bold are recognised at the relevant point in the Consolidated Profit and Loss Account.

**The movement for the period:**

| | Equity £m | Loans £m | **Total £m** |
|---|---|---|---|
| At 1 April 2004 | 586.6 | 71.6 | **658.2** |
| Additions | | 3.0 | **3.0** |
| Share of profit after taxation attributable to joint ventures | 15.7 | | **15.7** |
| Dividends received from joint ventures | (6.8) | | **(6.8)** |
| Revaluations | 86.3 | | **86.3** |
| **At 30 September 2004** | **681.8** | **74.6** | **756.4** |

**Summary of British Land's share in joint ventures**

| **Joint Venture** | **Partner** | **Operating profits £m** | **Gross assets £m** | **Gross liabilities £m** | **Net investment £m** |
|---|---|---|---|---|---|
| BL Fraser Limited | House of Fraser PLC | 3.1 | 131.7 | (74.9) | 56.8 |
| Tesco BL Holdings Limited | Tesco plc | 5.7 | 228.5 | (112.9) | 115.6 |
| BLT Properties Limited | Tesco plc | 3.6 | 148.7 | (96.3) | 52.4 |
| The Tesco British Land Property Partnership | Tesco plc | 1.7 | 75.2 | (53.6) | 21.6 |
| BL Davidson Limited* | Manny Davidson, his family and family trusts | 8.0 | 295.2 | (146.6) | 148.6 |
| BL West | WestLB, WestImmo and Provinzial | 4.7 | 97.2 | (57.4) | 39.8 |
| The Scottish Retail Property Limited Partnership | Land Securities Group PLC | 6.6 | 280.0 | (9.6) | 270.4 |
| Other joint ventures | | 0.4 | 64.4 | (13.2) | 51.2 |
| **Total** | | **33.8** | **1,320.9** | **(564.5)** | **756.4** |

* The Group's share of negative goodwill is included in gross liabilities and as at 30 September 2004 was £18.3 million (31 March 2004: £19.2 million; 30 September 2003: £19.6 million).

The Group's share of joint venture external net debt is £435.1 million (31 March 2004: £529.8 million; 30 September 2003: £634.7 million).

The Group's share of the market value of joint venture debt and derivatives as at 30 September 2004 was £10.8 million more than the Group's share of the book value (31 March 2004: £14.9 million; 30 September 2003: £30.2 million).

The Group's share of joint venture properties as at 30 September 2004 was £1,216.6 million (31 March 2004: £1,221.8 million; 30 September 2003: £1,364.9 million).

The Group's share of joint venture contingent tax is included in note 4.

| 31 March 2004 £m | | Footnote | 2004 £m | 2003 £m |
|---|---|---|---|---|
| | **Secured on the assets of the Group** | | | |
| 97.8 | 6.5055% Secured Notes 2038 | 1.1 | **97.8** | 97.7 |
| 59.2 | 5.920% Secured Notes 2035 | 1.2 | **59.2** | 59.2 |
| 19.7 | 7.743% Secured Notes 2025 | 1.3 | **19.7** | 19.7 |
| 1.9 | 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **1.9** | 1.9 |
| 7.1 | 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **7.1** | 7.1 |
| 246.7 | 8⅞% First Mortgage Debenture Bonds 2035 | | **246.7** | 246.7 |
| 197.3 | 9⅜% First Mortgage Debenture Stock 2028 | | **197.3** | 197.2 |
| 12.6 | 10½% First Mortgage Debenture Stock 2019/24 | | **12.6** | 12.6 |
| 20.4 | 11⅜% First Mortgage Debenture Stock 2019/24 | | **20.4** | 20.4 |
| 206.0 | 6¾% First Mortgage Debenture Bonds 2020 | 1.5 | **205.9** | |
| 103.5 | 6¾% First Mortgage Debenture Bonds 2011 | 1.5 | **103.2** | |
| 45.0 | Bank loan | 1.6 | **44.9** | |
| 1,017.2 | | | **1,016.7** | 662.5 |
| | **Unsecured** | | | |
| 573.4 | Class A1 5.260% Unsecured Notes 2035 | 1.2 | **573.5** | 573.5 |
| 99.1 | Class B 5.793% Unsecured Notes 2035 | 1.2 | **99.1** | 99.1 |
| 83.8 | Class C Fixed Rate Unsecured Notes 2035 | 1.2 | **84.3** | 83.9 |
| 73.4 | Class C2 6.4515% Unsecured Notes 2032 | 1.1 | **73.5** | 73.4 |
| 220.2 | Class B 6.0875% Unsecured Notes 2031 | 1.1 | **220.3** | 220.1 |
| 146.8 | Class A3 5.7125% Unsecured Notes 2031 | 1.1 | **146.8** | 146.7 |
| 283.4 | Class A2 5.67% Unsecured Notes 2029 | 1.1 | **281.1** | 285.6 |
| 212.3 | Class A2 (C) 6.457% Unsecured Notes 2025 | 1.3 | **212.3** | 157.1 |
| 205.8 | Class B2 6.998% Unsecured Notes 2025 | 1.3 | **205.8** | 205.7 |
| 20.5 | Class B3 7.243% Unsecured Notes 2025 | 1.3 | **20.5** | 20.5 |
| 319.1 | Class A1 Fixed Rate Unsecured Notes 2024 | 1.1 | **321.5** | 318.9 |
| 22.3 | 5.66% 135 Bishopsgate Securitisation 2018 | 1.4 | **21.7** | 22.8 |
| 88.4 | 8.49% 135 Bishopsgate Securitisation 2018 | 1.4 | **86.7** | 90.0 |
| 84.3 | Class A1 6.389% Unsecured Notes 2016 | 1.3 | **82.2** | 59.5 |
| 85.9 | Class B1 7.017% Unsecured Notes 2016 | 1.3 | **82.9** | 88.8 |
| 147.4 | Class C1 6.7446% Unsecured Notes 2014 | 1.1 | **140.3** | 154.5 |
| 44.6 | Class A2 5.555% Unsecured Notes 2013 | 1.2 | **42.2** | 47.0 |
| 2,710.7 | | | **2,694.7** | 2,647.1 |
| 97.4 | 6.30% Senior US Dollar Notes 2015 | 2 | **97.4** | |
| 1.7 | 10¼% Bonds 2012 | | **1.7** | 1.7 |
| 97.8 | 7.35% Senior US Dollar Notes 2007 | 2 | **97.8** | 97.8 |
| 0.7 | Guaranteed Floating Rate Unsecured Loan Notes 2005 | | **0.5** | 0.7 |
| 966.0 | Bank loans and overdrafts | | **1,155.9** | 907.6 |
| 3,874.3 | | | **4,048.0** | 3,654.9 |
| | **Convertible Bonds** | | | |
| 149.0 | 6% Subordinated Irredeemable Convertible Bonds | 3 | | 146.9 |
| 5,040.5 | Gross debt | | **5,064.7** | 4,464.3 |
| (173.7) | **Cash and deposits** | 4 | **(128.3)** | (119.8) |
| 4,866.8 | **Net debt** | | **4,936.4** | 4,344.5 |

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group.

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 1,288.1 | 1.1 *Broadgate (Funding) PLC* | **1,281.3** | 1,296.9 |
| 860.1 | 1.2 MSC (Funding) PLC | **858.3** | 862.7 |
| 628.5 | 1.3 BLSSP (Funding) PLC | **623.4** | 551.3 |
| 119.7 | 1.4 135 Bishopsgate Financing Ltd | **117.4** | 121.6 |
| 309.5 | 1.5 BL Universal PLC | **309.1** | |
| 45.0 | 1.6 BLU Nybil Ltd | **44.9** | |

2 These borrowings have been hedged into Sterling from the date of issue.

3 All the outstanding 6% Subordinated Irredeemable Convertible Bonds were converted into ordinary shares on or before 30 July 2004.

4 Cash and deposits not subject to a security interest amount to £42.3 million (31 March 2004: £82.5 million; 30 September 2003: £29.4 million).

## 9 Net debt (continued)

**Maturity analysis of net debt**

| 31 March 2004 £m | | | 2004 £m | 2003 £m |
|---|---|---|---|---|
| 485.2 | Repayable: | within one year and on demand | **152.8** | 220.8 |
| 345.1 | between: | one and two years | **382.3** | 480.2 |
| 488.6 | | two and five years | **1,032.9** | 526.1 |
| 572.6 | | five and ten years | **539.1** | 404.2 |
| 556.6 | | ten and fifteen years | **558.6** | 442.9 |
| 710.5 | | fifteen and twenty years | **753.1** | 484.7 |
| 791.2 | | twenty and twenty five years | **756.1** | 780.7 |
| 635.0 | | twenty five and thirty years | **583.1** | 671.1 |
| 306.7 | | thirty and thirty five years | **306.7** | 306.7 |
| 149.0 | Irredeemable | | | 146.9 |
| 5,040.5 | Gross debt | | **5,064.7** | 4,464.3 |
| (96.2) | Cash | | **(61.7)** | (33.1) |
| (77.5) | Term deposits | | **(66.6)** | (86.7) |
| (173.7) | Cash and deposits | | **(128.3)** | (119.8) |
| 4,866.8 | **Net debt** | | **4,936.4** | 4,344.5 |

**Maturity of committed undrawn borrowing facilities**

| 31 March 2004 £m | | | 2004 £m | 2003 £m |
|---|---|---|---|---|
| 45.0 | Expiring: | within one year | **32.3** | 56.7 |
| 150.0 | between: | one and two years | **20.4** | 20.0 |
| 165.0 | | two and three years | **25.0** | 170.0 |
| | | three and four years | **286.0** | 150.0 |
| 604.9 | | four and five years | **672.1** | 355.0 |
| 964.9 | **Total** | | **1,035.8** | 751.7 |

**Balance Sheet adjustments**

In accordance with Financial Reporting Standard 4 'Capital Instruments', debt issue costs, less premiums received, have been deducted from the principal amount of debt in arriving at Balance Sheet values, as detailed below:

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 37.8 | Securitised debt | **34.0** | 45.2 |
| 9.8 | Debentures | **9.6** | 6.1 |
| 0.5 | US Dollar Notes | **0.5** | |
| 1.0 | Convertible Bonds | | 3.1 |
| 49.1 | | **44.1** | 54.4 |

In accordance with Financial Reporting Standard 7 'Fair Values in Acquisition Accounting', on a corporate acquisition, debt is recorded in the Balance Sheet at fair value. At 30 September 2004, the balance of the fair value adjustment arising on the Group's acquisition of the remaining 50% interest in BL Universal PLC was £12.7 million (31 March 2004: £13.3 million; 30 September 2003: £nil). This has the effect of increasing the carrying value of the Group's secured debt in the Balance Sheet.

**Interest rate profile** – including effect of derivatives

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 3,985.7 | Fixed rate | **4,043.9** | 3,497.3 |
| 100.0 | Capped rate | **100.0** | 100.0 |
| 781.1 | Variable rate (net of cash) | **792.5** | 747.2 |
| 4,866.8 | **Net debt** | **4,936.4** | 4,344.5 |

## 9 Net debt (continued)

**Comparison of market values and book values at 30 September 2004**

| | Market Value £m | Book Value £m | Difference £m |
|---|---|---|---|
| Fixed rate debt: | | | |
| Securitised debt | 3,073.5 | 2,880.4 | 193.1 |
| Debentures and unsecured bonds | 1,177.2 | 983.0 | 194.2 |
| Bank and other floating rate debt | 1,201.3 | 1,201.3 | |
| Cash and deposits | (128.3) | (128.3) | |
| | 5,323.7 | 4,936.4 | 387.3 |
| Derivatives: | | | |
| unrecognised gains | (8.7) | | (8.7) |
| unrecognised losses | 48.9 | | 48.9 |
| | 40.2 | | 40.2 |
| **Total** | **5,363.9** | **4,936.4** | **427.5** |

The differences are shown before any tax relief.

**10 Other investments**

| | **£m** |
|---|---|
| At 1 April 2004 | 17.2 |
| Additions | 97.4 |
| Disposals | (0.5) |
| Revaluations | (0.2) |
| **At 30 September 2004** | **113.9** |

**11 Debtors**

| 31 March 2004 £m | | **2004 £m** | 2003 £m |
|---|---|---|---|
| 37.3 | Trade debtors | **41.0** | 43.6 |
| 0.3 | Amounts owed by joint ventures | | 1.5 |
| 30.2 | Prepayments and accrued income | **39.8** | 35.1 |
| 67.8 | | **80.8** | 80.2 |

Included in prepayments and accrued income is an amount of £34.5 million (31 March 2004: £27.6 million; 30 September 2003: £30.6 million), relating to lease incentives which are amortised over the period to the next open market rent review.

**12 Creditors due within one year**

| 31 March 2004 £m | | **2004 £m** | 2003 £m |
|---|---|---|---|
| 38.5 | Debentures and loans* | **40.6** | 34.9 |
| 7.3 | Overdrafts* | **0.1** | 7.8 |
| 439.4 | Bank loans* | **112.1** | 178.1 |
| 65.2 | Trade creditors | **53.3** | 54.0 |
| 28.2 | Amounts owed to joint ventures | **38.5** | 10.9 |
| 36.7 | Corporation tax | **35.4** | 44.0 |
| 7.7 | Other taxation and social security | **6.3** | 1.1 |
| 197.7 | Accruals and deferred income | **201.3** | 174.7 |
| 49.2 | Proposed dividend | **24.9** | 21.6 |
| 869.9 | | **512.5** | 527.1 |

* See maturity analysis of net debt (note 9)

## 13 Creditors due after one year

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 3,842.0 | Debentures and loans* | **3,823.3** | 3,374.9 |
| 564.3 | Bank loans* | **1,088.6** | 721.7 |
| 4,406.3 | | **4,911.9** | 4,096.6 |

* See maturity analysis of net debt (note 9)

**14 Provisions for liabilities and charges**

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 101.1 | Deferred tax | **106.1** | 92.9 |

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

**15 Notes to the cash flow statement**

**Reconciliation of operating profit to net cash inflow from operating activities**

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 421.8 | Operating profit | **213.3** | 195.8 |
| (0.2) | Dividends received | | (0.1) |
| (0.9) | Depreciation and release of negative goodwill | **0.1** | 0.3 |
| (3.3) | Adjustment for share options, share awards and pension funding | **3.7** | |
| 4.6 | Decrease in trading properties | **5.6** | 2.5 |
| 15.1 | (Increase) decrease in debtors | **(11.7)** | 5.4 |
| (55.7) | Increase (decrease) in creditors | **11.4** | 2.5 |
| 381.4 | **Net cash inflow from operating activities** | **222.4** | 206.4 |

**Analysis of Group net debt**

| | 1 April 2004 £m | Cash flow £m | Non cash movements £m | 30 September 2004 £m | 30 September 2003 £m |
|---|---|---|---|---|---|
| Cash at bank | (96.2) | 34.5 | | **(61.7)** | (33.1) |
| Overdraft | 7.3 | (7.2) | | **0.1** | 7.8 |
| Net cash per cash flow statement | (88.9) | 27.3 | | **(61.6)** | (25.3) |
| Term debt | 4,884.2 | 175.4 | 5.0 | **5,064.6** | 4,309.6 |
| Convertible Bonds | 149.0 | | (149.0) | | 146.9 |
| Term deposits | (77.5) | 10.9 | | **(66.6)** | (86.7) |
| **Group net debt** | 4,866.8 | 213.6 | (144.0) | **4,936.4** | 4,344.5 |

**15 Notes to the cash flow statement (continued)**

**Reconciliation of net cash flow to movement in Group net debt**

| Year ended 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 4,361.4 | Brought forward | **4,866.8** | 4,361.4 |
| | Movement in net debt in the period: | | |
| (47.0) | Decrease (increase) in cash | **27.3** | 16.6 |
| 134.6 | Cash inflow (outflow) from movement in debt | **175.4** | (40.4) |
| 11.9 | Cash inflow from term deposits | **10.9** | 2.7 |
| 99.5 | Changes resulting from cash flows | **213.6** | (21.1) |
| 405.9 | Non cash movements | **(144.0)** | 4.2 |
| 505.4 | | **69.6** | (16.9) |
| 4,866.8 | **Carried forward** | **4,936.4** | 4,344.5 |

## 16 Net Asset Value per share

| | Shares m | Adjusted Net Assets £m | Net Assets £m |
|---|---|---|---|
| **Net Asset Value (undiluted)** | | | |
| Shareholders' funds as shown on Balance Sheet | 518.2 | 5,265.0 | 5,265.0 |
| FRS 19 capital allowance effects: | | | |
| British Land Group | | 106.4 | |
| Share of joint ventures | | 7.2 | |
| | | 113.6 | |
| Total external valuation surplus on development and trading properties (note 7) | | 82.9 | 82.9 |
| Net assets attributable to ordinary shares | | 5,461.5 | 5,347.9 |
| **At 30 September 2004** | | **1054p** | **1032p** |
| At 31 March 2004 | | 999p | 976p |
| At 30 September 2003 – As restated | | 893p | 873p |
| | | | |
| **Fully diluted Net Asset Value** | | | |
| Net assets attributable to ordinary shares | 518.2 | 5,461.5 | 5,347.9 |
| Adjust to fully diluted on exercise of Share options | 4.8 | 23.2 | 23.2 |
| Net assets attributable to fully diluted ordinary shares | 523.0 | 5,484.7 | 5,371.1 |
| **At 30 September 2004** | | **1049p** | **1027p** |
| At 31 March 2004 | | 966p | 944p |
| At 30 September 2003 – as restated | | 869p | 849p |

The adjusted NAV includes the surplus before tax of the external valuation over the book value of both development and trading properties and after adding back the FRS 19 deferred tax capital allowance provision (as described in note 14) which is not expected to arise.

## 17 Reserves

| | Share premium £m | Capital redemption reserve £m | Other reserves £m | Revaluation reserve £m | Profit and loss account £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 April 2004 | 1,109.3 | 8.1 | (6.1) | 2,615.2 | 820.9 | 4,547.4 |
| Share issues | 142.1 | | | | | 142.1 |
| Retained profit for the period | | | | | 38.7 | 38.7 |
| Realisation of prior year revaluations | | | | 2.5 | (2.5) | |
| Current period revaluation | | | | 411.6 | | 411.6 |
| Exchange movements on net investments | | | (4.3) | | 4.0 | (0.3) |
| Purchase of ESOP shares | | | | | (7.6) | (7.6) |
| Adjustment for share and share option awards | | | | | 3.6 | 3.6 |
| **At 30 September 2004** | **1,251.4** | **8.1** | **(10.4)** | **3,029.3** | **857.1** | **5,135.5** |

## 18 Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £nil (31 March 2004: £nil; 30 September 2003: £12.0 million).

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6 million (31 March 2004: £43.6 million; 30 September 2003: £nil) and recourse is only to the partnership assets.

## 19 Pension Asset

| 31 March 2004 £m | | 2004 £m | 2003 £m |
|---|---|---|---|
| 0.1 | Surplus (deficit) in scheme | **0.1** | (8.8) |
| | Related deferred tax asset | | 2.7 |
| 0.1 | **Net pension asset (liability)** | **0.1** | (6.1) |

# Independent Review Report to The British Land Company PLC

Deloitte.

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 30 September 2004 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movements in shareholders' funds and related notes 1 to 19. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Deloitte & Touche LLP

**Deloitte & Touche LLP**
Chartered Accountants
London
23 November 2004

## Corporate Strategy

British Land's opportunistic but risk averse strategy seeks to achieve long-term growth in shareholder value by:

- focusing on prime assets in the office and retail sectors;
- creating exceptional long-term investments with strong covenants, long lease profiles and growth potential;
- enhancing property returns through active management and development; and
- maximising equity returns through optimal financing and joint ventures.

The key to high returns is flexibility, both in terms of business organisation and financing to take advantage of shifts in the property market.

## Art at Plantation Place, London EC3

**Front cover**
Marc Quinn
*The Overwhelming World of Desire*§
*(Paphiopedilum Winston Churchill Hybrid)* 2003
Marc Quinn was born in London and studied Art History at Cambridge University. The natural lifecycle is a central theme to his work, and in 1991 he first achieved fame with 'Self', a cast of the artist's head made from 4.5 litres of his own blood. In recent years he extended this study to plants and most importantly the hybrid nature of the orchid species. 'The Overwhelming World of Desire (Paphiopedilum Winston Churchill Hybrid)' has now taken root in the newly completed atrium of Plantation Place, capturing the spirit of the building's name and creating a spectacular exhibit for visitors as they enter the space.

Quinn has also been selected from six other prominent artists, by an independent panel, to feature his work 'Alison Lapper Pregnant' on the fourth plinth in Trafalgar Square, London. The figure is to be installed in Spring 2005.

**Back cover**
Simon Patterson
*Time and Tide*, 2002 – 2004
Born in Leatherhead in 1967, Simon Patterson reinterprets the factual information that orders our lives – notably in The Great Bear, in which a London Underground map is retitled with the names of philosophers, explorers and film stars. The ever-changing lunar landscape of 'Time and Tide', situated in Plantation Lane, a pedestrian walk-way between the two buildings of Plantation Place, complements the steeple of St Margaret Patten, whose renovation has been funded by British Land. It was one of 51 City churches designed by Sir Christopher Wren to replace those destroyed in the Great Fire of 1666.

'Time and Tide' has been so successful that the RIBA has recently commissioned a book on the piece in Plantation Lane, charting its conception and design through to construction and installation, as well as the impact it has had since opening to the public.

§ Stainless steel, permanent pigment, U.V. filtered moisture cured polyurethane varnish 472 7/16 x 222 7/16 x 6 5/16 in. (1200 x 565 x 16 cm)


Courtesy Jay Jopling/White Cube (London)
Photograph: Simon Phipps

**Directors of The British Land Company PLC**

• **John Ritblat** FRICS
Chairman

•* **Sir Derek Higgs** BA, FCA
Deputy Chairman, non-executive

**Stephen Hester** BA
Chief Executive

• **John Weston Smith** MA, FCIS
Chief Operating Officer

**Nicholas Ritblat** MA
Executive Director

• **Michael Cassidy** BA, MBA
Non-executive

**Robert Bowden** BSc, FRICS
Property Investment Director

• **Robert Swannell** FCA
Non-executive

•*† **Lord Burns** GCB, BA (Econ.)
Non-executive

**Graham Roberts** BA, FCA
Finance Director

•*† **Dr Christopher Gibson-Smith** BSc, PhD, MS
Senior Independent Non-executive Director

•*† **David Michels**
Non-executive

• Member of the Nomination Committee
* Member of the Remuneration Committee
† Member of the Audit Committee

Secretary
**Anthony Braine** LLB, FCIS

**Head Office and Registered Office**

10 Cornwall Terrace
Regent's Park
London NW1 4QP
Telephone 020 7486 4466
Fax 020 7935 5552
www.britishland.com

**Registrars and Transfer Office**

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 6003984

The paper used in this Interim Statement is made from pulp where for every tree felled 3-4 are planted. The mill recycles the water and 'millbroke' or offcuts and rejects used in the papermaking process.

RECYCLABLE

